As filed with the Securities and Exchange Commission on September 27, 2023

Registration No. 333-274515

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RANDALL M. CHESLER

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

David G. Post Kalin G. Bornemann Miller Nash LLP 111 SW Fifth Ave Suite 3400 Portland, Oregon 97204 Telephone: (503) 224-5858 Facsimile: (503) 224-0155	Christian Otteson Bo Anderson Otteson Shapiro LLP 7979 E Tufts Ave Suite 1600 Denver, Colorado 80237 Telephone: (720) 488-5425 Facsimile: (720) 488-7711

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 27, 2023

PROXY STATEMENT OF	PROSPECTUS OF
COMMUNITY FINANCIAL GROUP, INC.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Community Financial Group, Inc. Shareholders:

As you may know, the boards of directors of Community Financial Group, Inc. (“CFGW”) and Glacier Bancorp, Inc. (“Glacier”) have each unanimously approved a merger of CFGW with and into Glacier, subject to approval by CFGW shareholders and appropriate bank regulators. Immediately following the merger, CFGW’s subsidiary Wheatland Bank (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”), subject to approval of the appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated August 8, 2023 (the “merger agreement”), each outstanding CFGW common share as of the effective time will be exchanged for 1.0931 shares of Glacier common stock (the “per share stock consideration”), subject to certain adjustments, with cash paid in lieu of fractional shares. The common stock of Glacier trades on The New York Stock Exchange under the symbol “GBCI.” CFGW’s common stock is currently quoted on the OTC Markets under the symbol “CFGW.”

The per share stock consideration is subject to adjustment if CFGW’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is less than $49,200,000 (subject to specified adjustments). In any such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration.”

If CFGW’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is in excess of $49,200,000, CFGW may, prior to the closing of the merger, pay a special cash dividend to its shareholders in the amount of such excess. See “The Merger – Merger Consideration.”

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $28.77, which was the closing price of Glacier common stock on September 25, 2023, as quoted on The New York Stock Exchange, for each of your CFGW common shares, you will receive consideration with an estimated current value of $31.45, consisting of 1.0931 shares of Glacier common stock.

Assuming that all outstanding CFGW common shares are exchanged for stock in accordance with the merger agreement and the per share stock consideration is not adjusted as described above, CFGW shareholders will, in the aggregate, receive approximately 2,429,950 shares of Glacier common stock in the merger, representing approximately 2.14% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

CFGW will hold a special shareholders’ meeting to vote on the merger agreement on November 14, 2023, at 3:00 p.m. Pacific Time at 222 North Wall Street, Lower Level Conference Room, Spokane, Washington 99201. Detailed instructions for participation can be found in the notice of special shareholder meeting that accompanies this proxy statement/prospectus. Whether or not you plan to participate in the special meeting, please take the time to vote by voting over the Internet, by telephone or completing and mailing the enclosed form of proxy. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 13 for risk factors relating to the merger that you should consider.

The board of directors of CFGW has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

/s/ Susan M. Horton
Susan M. Horton
President, Chief Executive Officer and
Chairman of the Board,
Community Financial Group, Inc.

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or CFGW and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated October  , 2023, and is first being mailed to CFGW shareholders on or about October 9, 2023.

222 North Wall Street, Suite 300, Spokane, Washington 99201

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

COMMUNITY FINANCIAL GROUP, INC.

TO BE HELD ON NOVEMBER 14, 2023

To the Shareholders of Community Financial Group, Inc.:

A special meeting of the shareholders of Community Financial Group, Inc. (“CFGW”) will be held on November 14, 2023 at 3:00 p.m. Pacific Time, at 222 North Wall Street, Lower Level Conference Room, Spokane, Washington 99201. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of August 8, 2023 (the “merger agreement”), among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, CFGW and Wheatland Bank (the “Bank”). The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve one or more adjournments of the CFGW special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of CFGW common shares at the close of business on September 27, 2023, the record date for the special meeting, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote is required for approval of the merger agreement. To that end, CFGW’s directors and certain of CFGW’s executive officers have signed agreements to vote their shares in favor of the merger agreement. As of the record date, to CFGW’s knowledge, such persons were entitled to vote 612,869 shares representing approximately 28.7% of all outstanding CFGW common shares. As of the record date, there were 2,136,808 CFGW common shares outstanding.

Your vote is important. Whether or not you plan to attend the special meeting, we encourage you to submit a proxy to vote your shares as promptly as possible in order to make certain that you are represented at the meeting. You may submit a proxy over the Internet, as well as by telephone or by completing, signing, dating and promptly returning the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of CFGW has determined that the merger agreement is fair to, advisable, and in the best interests of CFGW and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement and FOR approval of the adjournment proposal. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of CFGW considered a number of factors, as discussed in “Background of and Reasons for the Merger” beginning on page 25. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement and to recommend that CFGW shareholders vote in favor of the merger agreement.

Important Notice Regarding the Availability of Proxy Materials for the

Special Shareholders’ Meeting to be held November 14, 2023:

The proxy statement and notice of special meeting are available at www.proxyvote.com.

COMMUNITY FINANCIAL GROUP, INC.

By Order of the Board of Directors,

/s/ Scott Jones
Spokane, Washington, October 2, 2023	Scott Jones, Corporate Secretary

REFERENCES TO ADDITIONAL INFORMATION

Glacier

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that Glacier has previously filed with the Securities and Exchange Commission (“SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of Glacier documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s website at http://www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Glacier, without charge, by telephone or written request directed to:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Reports that Glacier files with the SEC and certain other documents can also be found on Glacier’s website at www.glacierbancorp.com.

Glacier’s common stock is traded on The New York Stock Exchange under the symbol “GBCI.”

You will not be charged for the documents that you request. If you would like to request documents, please do so by November 7, 2023, in order to receive them before the CFGW special shareholders’ meeting.

Community Financial Group, Inc.

CFGW does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus or need help voting your shares, would like copies of this proxy statement/prospectus, or would like copies of CFGW’s historical consolidated financial statements, articles of incorporation or bylaws, please contact:

Community Financial Group, Inc.

222 North Wall Street

Suite 300

Spokane, Washington 99201

ATTN: Tina Campbell, Board Secretary

(509) 242-5626

Appendix A	–	Plan and Agreement of Merger, dated as of August 8, 2023
Appendix B	–	Sections 23B.13.010 through 23B.13.310 of the Revised Code of Washington, Regarding Dissenters’ Rights
Appendix C	–	Opinion of Piper Sandler & Co., Financial Advisor to Community Financial Group, Inc.

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

We are sending you these materials to solicit your proxy to vote in favor of the merger and to help you decide how to vote your shares of Community Financial Group, Inc. (“CFGW”) common stock with respect to its proposed merger with Glacier Bancorp, Inc. (“Glacier”). The merger cannot be completed unless CFGW receives the affirmative vote of the holders of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote on the matter. CFGW is holding a special meeting of shareholders to vote on proposals relating to the merger. Information about the special meeting is contained in this document. See “CFGW Special Shareholders’ Meeting.”

This document is both a proxy statement of CFGW and a prospectus of Glacier. It is a proxy statement because the officers and board of directors of CFGW (the “CFGW Board”) are soliciting proxies from CFGW’s shareholders in connection with voting on the merger. It is a prospectus because Glacier will issue, and you will acquire in exchange for your CFGW common stock, shares of Glacier’s common stock in exchange for CFGW common shares as the consideration to be paid in the merger.

What will happen in the merger?

In the proposed merger, CFGW will merge with and into Glacier, with Glacier surviving the merger. Immediately following the merger, Wheatland Bank (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank. Shares of Glacier will continue to trade on The New York Stock Exchange, with the trading symbol “GBCI.”

What will CFGW shareholders receive in the merger?

Under the terms of the merger agreement, each CFGW common share will be exchanged for 1.0931 shares of Glacier common stock (the “per share stock consideration”), subject to certain adjustments, with cash paid in lieu of fractional shares.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $28.77 (which was the closing price of Glacier common stock on September 25, 2023), each CFGW common share would be exchanged for 1.0931 shares of Glacier common stock with a value equal to $31.45.

The per share stock consideration will be subject to reduction if the “CFGW Closing Capital,” as defined and determined in accordance with the merger agreement, is less than $49,200,000, subject to certain adjustments. In such event, the number of shares of Glacier common stock to be issued will be reduced on a per-share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration.”

If the CFGW Closing Capital exceeds $49,200,000, subject to certain adjustments, CFGW may, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

Assuming that all outstanding CFGW common shares are exchanged for Glacier common stock as per share stock consideration in accordance with the merger agreement and the per share stock consideration is not adjusted as described above, CFGW shareholders will receive an estimated 2,429,950 shares of Glacier common stock in the merger, representing approximately 2.14% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

How are outstanding CFGW stock options addressed in the merger agreement?

Under the terms of the merger agreement, when the merger agreement becomes effective (the “effective time”), each outstanding option to purchase CFGW common shares (the “CFGW Options”) under CFGW’s

Incentive Stock Option Plan of 2018, Non-Qualified Stock Option Plan of 2018, Incentive Stock Option Plan of 2005, and Non-Qualified Stock Option Plan of 2005 (the “CFGW Stock Plans”) will be automatically canceled at the effective time, and the holders of CFGW Options will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the average of the closing sales prices of one share of Glacier common stock on The New York Stock Exchange for the 20 trading days ending on the tenth business day immediately preceding the effective date of the merger (the “Glacier average closing price”) multiplied by the per share stock consideration and (b) the exercise price per share of such CFGW Option, net of any cash which must be withheld under applicable tax laws. Any CFGW Option that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment.

Will I receive any fractional shares of Glacier common stock as part of the merger consideration?

No. Glacier will not issue any fractional shares of Glacier common stock in the merger. Instead, Glacier will pay you the cash value of a fractional share (without interest) in an amount determined by multiplying the fractional share interest to which you would otherwise be entitled by the Glacier average closing price.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, American Stock Transfer & Trust Company, LLC, to complete the exchange of your CFGW stock certificates for consideration payable in the merger as promptly as practicable following the completion of the merger.

Will I be able to trade the shares of Glacier common stock that I receive in the merger?

You may freely trade the shares of Glacier common stock issued in the merger, unless you are an “affiliate” of Glacier as defined by Rule 144 under the Securities Act of 1933, as amended. Affiliates consist of individuals or entities that control, are controlled by or are under common control with Glacier, and include the executive officers and directors of Glacier after the merger and may include significant shareholders of Glacier.

When will the merger occur?

We presently expect to complete the merger during the fourth quarter of 2023. The actual timing of the transaction is subject to a number of factors (primarily regulatory approvals), many of which are beyond the control of Glacier and CFGW. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the outstanding CFGW common shares entitled to vote on the matter at the CFGW special meeting, after the merger has received all required regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

The merger agreement provides that the merger will be completed effective as of the last day of the month occurring at least five business days after the fulfillment or waiver of each condition to the merger and receipt of all required approvals; provided that Glacier will not be required to consummate the merger on December 31, 2023 or on January 31, 2024.

If the merger does not occur by May 31, 2024, either Glacier or CFGW may unilaterally terminate the merger agreement; provided, however, if as of May 31, 2024, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before August 31, 2024, if either Glacier or CFGW notifies the other party in writing on or prior May 31, 2024, of its election to extend such date.

When and where will the special meeting take place?

CFGW will hold a special meeting of its shareholders on November 14, 2023, at 3:00 p.m. Pacific Time at 222 North Wall Street, Lower Level Conference Room, Spokane, Washington 99201.

Who may vote at the special meeting?

The CFGW Board has set September 27, 2023 as the record date for the special meeting. If you were the owner of CFGW common shares at the close of business on September 27, 2023, you may vote at the special meeting. Each holder of CFGW common shares is entitled to one vote for each CFGW common share owned as of the record date.

What constitutes a quorum for the special meeting?

The quorum requirement for the special meeting is the presence in person or by proxy of a majority of the total number of outstanding CFGW common shares entitled to vote.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote on the matter. As described in this proxy statement/prospectus, CFGW’s directors and certain of CFGW’s executive officers have agreed to vote the shares they are entitled to vote in favor of the merger agreement. As of the record date, to CFGW’s knowledge, such persons were entitled to vote 612,869 CFGW common shares, representing approximately 28.7% of all outstanding CFGW common shares. See “CFGW Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. CFGW’s directors and executive officers have also agreed to vote their shares in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. See “The Merger – Voting Agreements.”

Can I vote in person?

Yes. Although the CFGW Board requests that you submit a proxy through the Internet, by telephone or by returning the proxy card accompanying this proxy statement/prospectus, all shareholders are invited to attend the shareholders’ meeting. Shareholders of record on September 27, 2023 can vote in person at the special meeting.

How do I vote?

If you were a shareholder of record on September 27, 2023, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by submitting a proxy to vote through the Internet, by telephone, or by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by submitting a proxy through the Internet or by telephone by following the instructions included on the enclosed proxy card or by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Submitting a proxy through the Internet or by telephone or returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the meeting.

What if I fail to submit a proxy or to instruct my broker, bank or other nominee?

If you fail to properly submit a proxy or to instruct your broker, bank or other nominee to vote your CFGW common shares, and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement, but will have no impact on the outcome of the other proposals.

Can I change my vote after I have submitted my proxy?

Yes. If you do not hold your shares in “street name,” there are three ways you may change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•

by sending a written notice bearing a date later than the date of your proxy card to Community Financial Group, Inc., 222 North Wall Street, Suite 300, Spokane, Washington 99201, ATTN: Corporate Secretary, stating that you would like to revoke your proxy;

•	by granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	by attending the meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If you submit a written notice of revocation, it must be received by CFGW’s Secretary prior to the vote at the special meeting. If you grant a new proxy by telephone or Internet, your revised instructions must be received by 11:59 p.m., Pacific Time, one day before the meeting date.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your CFGW common shares at the special meeting of shareholders, your CFGW common shares will be voted “FOR” the proposal to approve the merger agreement and “FOR” approval of one or more adjournments of the special meeting.

If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

How does the CFGW Board recommend that I vote?

The CFGW Board unanimously recommends that CFGW shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of approval of the merger agreement.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the SEC. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please submit a proxy through the Internet, by telephone or by completing, signing, and dating the enclosed proxy card and returning it in the enclosed envelope as soon as possible so that your CFGW common shares can be voted at CFGW’s special meeting of shareholders.

What happens if I sell my shares after the record date but before the special meeting?

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares after the record date, but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the merger consideration to be received by shareholders in the merger. In order to receive the merger consideration, a shareholder must hold his or her shares through completion of the merger.

What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Should I send in my common stock certificates now?

No. Please do not send your CFGW common share certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your CFGW common share certificates for the merger consideration. In the meantime, you may wish to begin collecting any certificates in your possession.

What risks should I consider in deciding whether to vote for approval of the merger agreement?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the CFGW Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the material United States federal income tax consequences of the merger to CFGW shareholders?

Glacier and CFGW intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then for U.S. federal income tax purposes a U.S. holder of CFGW common shares (as defined below) generally will not recognize any gain or loss upon surrendering its CFGW common shares, except with respect to any cash received or treated as received in the merger and any cash received in lieu of fractional shares. A U.S. holder of CFGW common shares receiving cash in lieu of a fractional share of Glacier common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock. The U.S. federal income tax consequences described above may not apply to all holders of CFGW common shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you. For a detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger to CFGW Shareholders.”

Do I have appraisal or dissenters’ rights?

Yes. If you are a CFGW shareholder and you do not agree with the merger, do not vote in favor of the merger agreement, and take certain other actions required by Washington law, you will have dissenters’ rights under Sections 23B.13.010 through 23B.13.310 of the Revised Code of Washington. Exercise of these rights will result in the purchase of your shares of CFGW common stock at “fair value,” as determined in accordance with Washington law. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Dissenters’ Rights” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders’ meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Community Financial Group, Inc.

222 North Wall Street

Suite 300

Spokane, Washington 99201

Attention: Tina Campbell, Board Secretary

Telephone: (509) 242-5626

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. It may not contain all the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Glacier was provided by Glacier, and the information contained in this proxy statement/prospectus with respect to CFGW was provided by CFGW.

Information about Glacier and CFGW

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on The New York Stock Exchange under the symbol “GBCI.” Glacier is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and is a regional bank holding company providing a full range of commercial banking services from 187 branch locations in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, operating through 17 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier Bank is a Montana state-chartered bank regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier offers a wide range of banking products and services, including transaction and savings deposits, real estate, commercial, agriculture and consumer loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2023, Glacier had total assets of approximately $27.5 billion, total net loans receivable of approximately $15.8 billion, total deposits of approximately $20.0 billion and approximately $2.9 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2022. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2022 and Glacier’s proxy statement for its 2023 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

Recent Acquisitions

As part of its growth strategy, Glacier seeks to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing markets and in new markets in the Rocky Mountain regions. The table below provides information regarding

Glacier’s most recent completed acquisitions. Except as noted, information with respect to acquisitions reflects fair value adjustments following completion of the acquisitions.

	Total Assets	Gross Loans	Total Deposits	Closing Date
	(Dollars in thousands)
Altabancorp, and subsidiary Altabank	$4,131,662	$1,902,321	$3,273,819	10/1/2021
State Bank Corp. and subsidiary State Bank of Arizona	745,420	451,702	603,289	2/29/2020
Heritage Bancorp and subsidiary Heritage Bank of Nevada	977,944	615,279	722,220	7/31/2019
FNB Bancorp and subsidiary The First National Bank of Layton (in Utah)	379,155	245,485	274,646	4/30/2019

For additional information, see “Information Concerning Glacier” below.

Community Financial Group, Inc.

222 North Wall Street

Suite 300

Spokane, Washington 99201

(509) 242-5626

CFGW, headquartered in Spokane, Washington, is a Washington corporation and a registered bank holding company under the BHC Act. CFGW was organized in 1998 and is the bank holding company of the Bank. CFGW has no substantial operations separate or apart from the Bank. The Bank is a Washington state-chartered bank, formerly known as The Wheatland Bank, which was organized in 1979 and is regulated primarily by the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Bank’s principal office is located in Spokane, Washington and the Bank maintains branch offices in the following counties in Washington: Spokane, Grant, Adams, Lincoln, Chelan, Yakima, Kittitas, and Franklin.

As of June 30, 2023, CFGW had total assets of approximately $753.77 million, total gross loans of approximately $474.93 million, total deposits of approximately $608.61 million and approximately $48.88 million in shareholders’ equity.

For additional information, see “Information Concerning Community Financial Group, Inc.” below.

The Special Meeting of Shareholders of CFGW

Date, Time and Place of the Special Meeting

CFGW will hold its special meeting of shareholders on November 14, 2023, at 3:00 p.m. Pacific Time at 222 North Wall Street, Lower Level Conference Room, Spokane, Washington 99201.

Purpose of the Special Meeting

At the special meeting, you will be asked to vote on proposals to:

1.	approve the merger agreement; and

2.	approve one or more adjournments of the special meeting, if necessary or appropriate.

Recommendation of the CFGW Board

The CFGW Board unanimously recommends that you vote “FOR” the proposal to approve the merger agreement and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of CFGW common shares at the close of business on the record date of September 27, 2023 are entitled to notice of and to vote at the special meeting. As of the record date, there were 2,136,808 CFGW common shares issued and outstanding held of record by approximately 444 shareholders. Holders of record of CFGW common stock on the record date are entitled to one vote per share and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger – Dissenters’ Rights” and Appendix B.

Quorum; Vote Required

A quorum of CFGW shareholders is necessary to hold a valid meeting. The quorum requirement for the special meeting is the presence in person or by proxy of a majority of the total number of outstanding CFGW common shares entitled to vote. CFGW will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least a majority of the outstanding CFGW common shares entitled to vote at the special meeting is required to approve the merger agreement. Abstentions and broker non-votes with respect to this proposal will have the same effect as votes against such proposal. The proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes are not considered votes cast and, therefore, will not affect the outcome of this proposal.

Share Ownership of Management; Voting Agreements

Each of CFGW’s directors and certain of CFGW’s executive officers have signed agreements to vote their shares in favor of the merger agreement. As of the record date, to CFGW’s knowledge, such persons were entitled to vote 612,869 shares representing approximately 28.7% of all outstanding CFGW common shares.

The Merger

In the merger, Glacier will issue shares of its common stock for all CFGW common shares outstanding as of the date of the closing of the merger. Each outstanding share of CFGW will be exchanged for 1.0931 Glacier shares (the “per share stock consideration”). The per share stock consideration is subject to adjustment if the CFGW Closing Capital, as determined in accordance with the merger agreement, is less than $49,200,000, subject to adjustment. In such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration.”

On September 25, 2023, the closing price of Glacier common stock was $28.77 per share.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares calculated as follows: each holder of CFGW common shares who is otherwise entitled to receive a fractional share of Glacier stock after adding together all shares of Glacier common stock received by the shareholder in the merger will receive an amount of cash equal to the product of such fractional share multiplied by the average closing price of Glacier common stock calculated in accordance with the merger agreement. Any such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

If the CFGW Closing Capital, as determined in accordance with the merger agreement, is in excess of $49,200,000, subject to adjustment, CFGW may, prior to the merger, declare and pay a special cash dividend to its shareholders in the aggregate amount of such excess. See “The Merger – Merger Consideration.”

For additional information, including the manner in which the CFGW Closing Capital is determined, see the discussion under the heading “The Merger” below. The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

Treatment of CFGW Options

As incentive awards, CFGW has granted stock options as additional compensation to various directors, executive officers, and other officers. In connection with the merger, all options that remain outstanding and unexercised at the closing of the merger shall be canceled, and in lieu thereof, the holders of such options shall be paid in cash pursuant to the formula set forth in the merger agreement. If the exercise price of any such option exceeds the value of the merger consideration as determined in accordance with the merger agreement, the option will be cancelled without any cash payment. For additional information, including the formula for calculating any cash payments related to outstanding options, see “The Merger – Treatment of CFGW Options.”

Recommendation of the CFGW Board

The CFGW Board unanimously recommends that holders of CFGW common shares vote “FOR” the proposal to approve the merger agreement.

For further discussion of CFGW’s reasons for the merger and the recommendations of the CFGW Board, see “Background of and Reasons for the Merger – Reasons for the Merger – CFGW.”

Opinion of CFGW’s Financial Advisor

In connection with the merger, CFGW’s financial advisor, Piper Sandler & Co (“Piper Sandler”), delivered a written opinion, dated August 8, 2023, to the CFGW Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CFGW common shares of the per share stock consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the CFGW Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of CFGW to engage in the merger or enter into the merger agreement or constitute a recommendation to the CFGW Board in connection with the merger, and it does not constitute a recommendation to any holder of CFGW common shares or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of CFGW’s Financial Advisor.”

Interests of CFGW’s Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the CFGW Board that CFGW’s shareholders approve the merger agreement, you should be aware that certain members of CFGW’s and/or the Bank’s Board of Directors and executive management have interests in the merger that are different from, or in addition to, their interests as CFGW shareholders. These interests arise out of, among other things, voting and non-competition, non-solicitation and confidentiality agreements entered into by the directors and executive officers of CFGW and the Bank, employment and payment agreements entered into with Glacier by certain CFGW and Bank executive officers, and provisions in the merger agreement relating to indemnification of CFGW directors and officers. For a description of the interests of CFGW’s directors and executive officers in the merger, see “The Merger – Interests of CFGW Directors and Executive Officers in the Merger.”

The CFGW Board was aware of these interests and took them into account in its decision to approve the merger agreement and recommend that it be approved by CFGW’s shareholders.

CFGW Shareholders Dissenters’ Rights

Under Washington law, CFGW shareholders have the right to dissent from the merger and receive cash for the “fair value” of their shares of CFGW common stock. The procedures required under Washington law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on dissenters’ rights, see “The Merger – Dissenters’ Rights.”

Regulatory Matters

Each of Glacier and CFGW has agreed to use its commercially reasonable efforts to obtain all regulatory approvals, waivers or non-objections required by the merger agreement and the transactions contemplated by the merger agreement. Applications or waiver requests have been filed with such regulatory bodies seeking such approvals or waivers. We expect to obtain all such regulatory approvals, waivers or non-objections, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and CFGW expect to complete the merger during the fourth quarter of 2023. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor CFGW can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or CFGW may terminate the merger agreement either before or after the CFGW special shareholders’ meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that CFGW must pay Glacier a break-up fee of $3,100,000 if the merger agreement is terminated (i) by Glacier if the CFGW Board fails to recommend approval of the merger agreement by CFGW’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the CFGW Board due to its determination that an acquisition proposal received by CFGW constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by CFGW, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to CFGW has occurred. In addition, a break-up fee of $3,100,000 will be due to Glacier if the merger agreement is terminated (1) by Glacier or CFGW due to a failure of CFGW’s shareholders to approve the merger agreement, or (2) by Glacier for CFGW’s material breach of certain covenants set forth in the merger agreement, and within 18 months after any such termination described in clauses (1) and (2) above, CFGW or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or, within 18 months after any such termination described in clauses (1) and (2) above, an Acquisition Event occurs.

CFGW agreed to pay the break-up fee under the circumstances described above to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire CFGW. See “The Merger – Break-up Fee.”

CFGW Shareholders’ Rights After the Merger

The rights of CFGW shareholders are governed by Washington law, as well as by CFGW’s amended and restated articles of incorporation (“CFGW’s articles”) and amended bylaws (“CFGW’s bylaws”). After completion of the merger, the rights of the former CFGW shareholders receiving Glacier common stock in the merger will be governed by Montana law, and will be governed by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to CFGW’s articles and CFGW’s bylaws, there are some substantive and procedural differences that will affect the rights of CFGW shareholders. See “Comparison of Certain Rights of Holders of Glacier and CFGW Common Shares.”

Material U.S. Federal Income Tax Consequences of the Merger to CFGW Shareholders

Glacier and CFGW intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the respective obligations of Glacier and CFGW to complete the merger that Glacier and CFGW each receive a legal opinion from Miller Nash LLP and Otteson Shapiro LLP, respectively, or in certain circumstances other counsel reasonably acceptable to each of Glacier and CFGW, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then for U.S. federal income tax purposes a U.S. holder of CFGW common shares generally will not recognize any gain or loss upon surrendering its CFGW common shares, except with respect to any cash received or treated as received in the merger and any cash received in lieu of fractional shares. A U.S. holder of CFGW common shares receiving cash in lieu of a fractional share of Glacier common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock.

The U.S. federal income tax consequences described above may not apply to all holders of CFGW common shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger to CFGW Shareholders.”

Accounting Treatment of the Merger

The acquisition of CFGW will be accounted for as an acquisition by Glacier using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of CFGW as of the date of acquisition will be recorded at their respective fair values. Any excess of the total consideration paid in connection with the merger over the net fair values will be recorded as goodwill. Consolidated financial statements of Glacier issued after the date of acquisition would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of CFGW.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares and the market price of the Glacier common stock may fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the CFGW special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that CFGW shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or CFGW. You should obtain current market prices for Glacier common stock.

The results of operations of Glacier after the merger may be affected by factors different from those currently affecting the results of operations of CFGW.

The businesses of Glacier and CFGW differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of CFGW and Glacier. For a discussion of the business of Glacier and certain factors to be considered in connection with Glacier’s business, see “Information Concerning Glacier” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.” For a discussion of the business of CFGW and certain factors to be considered in connection with CFGW’s business, see “Information Concerning Community Financial Group, Inc.” and the documents referred to under “Where You Can Find More Information.”

The merger agreement limits CFGW’s ability to pursue other transactions and provides for the payment of a break-up fee if CFGW does so.

While the merger agreement is in effect, subject to very narrow exceptions, CFGW and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits CFGW’s ability to seek offers from other potential acquirors that may be superior from a financial point of view to the proposed transaction. If CFGW receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, CFGW will be required to pay a $3,100,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining the two companies may be more challenging, costly or time-consuming than expected.

Glacier and CFGW have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, it is possible that the integration of the Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of the Bank or inconsistencies in standards, controls, procedures and policies that adversely affect the Bank’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause the Bank to lose customers or cause customers to take their deposits out of the Bank.

We may face unanticipated costs relating to the merger.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of the Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated costs, including as a result of the substantial commitment of time and resources by Glacier’s management to the merger, could have a negative effect on the results of operations and financial condition of Glacier after the merger.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on CFGW.

The merger agreement is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of CFGW, receipt of all required regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. In addition, certain circumstances exist in which CFGW may terminate the merger, including by accepting a superior proposal. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

If the merger agreement is terminated, there may be various consequences to CFGW, including:

•

CFGW’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•	CFGW may have incurred substantial expenses in connection with the merger, without realizing any of the anticipated benefits of completing the merger.

The opinion of CFGW’s financial advisor delivered to the CFGW Board before the execution of the merger agreement does not reflect any changes in circumstances subsequent to the date of the opinion.

The opinion of Piper Sandler regarding the fairness, from a financial point of view, of the per share stock consideration in the merger was delivered to the CFGW Board on August 8, 2023, and speaks only as of such date. Changes in operations and prospects of Glacier and CFGW, general market and economic conditions, and other factors both within and outside of Glacier’s and CFGW’s control may significantly alter the relative value of the companies by the time the merger is completed. Piper Sandler’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

After the merger is completed, CFGW shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, CFGW shareholders will become Glacier shareholders. Differences in CFGW’s articles and CFGW’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of CFGW shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and CFGW Common Shares.”

CFGW’s shareholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

CFGW’s shareholders currently have the right to vote in the election of the CFGW Board and on other significant matters affecting CFGW, such as the proposed merger with Glacier. When the merger occurs, each

CFGW shareholder will become a shareholder of Glacier with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of CFGW. Based on the anticipated number of Glacier common shares to be issued in the merger, it is anticipated that the CFGW shareholders will own approximately 2.14% of all of the outstanding shares of Glacier’s common stock following the merger. Because of this, CFGW’s shareholders will have significantly less influence on the management and policies of Glacier than they now have on the management and policies of CFGW.

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by CFGW’s shareholders of taxable gain or loss in respect of their CFGW shares.

Glacier and CFGW intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Glacier and CFGW, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a reorganization for federal tax purposes. These opinions do not bind the Internal Revenue Service or the courts or prevent either from taking a contrary position. Neither Glacier nor CFGW has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Furthermore, if the merger fails to qualify as a reorganization, Glacier, as successor to CFGW, may incur a significant tax liability since the merger would be treated as a taxable sale of CFGW’s assets for U.S. federal income tax purposes.

Glacier and CFGW will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers and vendors may have an adverse influence on the business, financial condition and results of operations of Glacier and CFGW. These uncertainties may impair Glacier’s and CFGW’s ability to attract, retain and motivate key personnel, maintain current deposit levels, and continue to attract depositors and attract new borrowers pending the consummation of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future relationships following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Glacier or CFGW to seek to change existing business relationships with Glacier, CFGW or the combined company or fail to extend an existing relationship with Glacier, CFGW or the combined company.

In addition, the merger agreement restricts CFGW from taking certain actions without Glacier’s consent while the merger is pending. These restrictions could have a material adverse effect on CFGW’s business, financial condition and results of operations. See “The Merger — Covenants” for a description of the restrictive covenants applicable to CFGW.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Glacier and CFGW.

If the merger is not completed, the ongoing businesses of Glacier and CFGW may be adversely affected, and Glacier and CFGW will be subject to several risks, including the following:

•	CFGW may be required, under certain circumstances, to pay Glacier a break-up fee of $3,100,000 under the merger agreement;

•	Glacier and CFGW will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, CFGW is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute some of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Glacier’s and CFGW’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Glacier and CFGW as independent companies.

In addition, if the merger is not completed, Glacier and/or CFGW may experience negative reactions from the financial markets and from their respective customers and employees. Glacier and/or CFGW also could be subject to litigation related to any failure to complete the merger or to cause them to perform their respective obligations under the merger agreement. If the merger is not completed, Glacier and CFGW cannot assure their respective shareholders that the risks described above will not materialize and negatively affect the business, financial results or stock prices of Glacier and/or CFGW.

The merger is subject to the receipt of approvals and/or waivers or non-objections from governmental authorities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on Glacier.

Before the merger may be completed, various approvals, waivers or non-objections must be obtained from state and federal governmental authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, and the Washington State Department of Financial Institutions. Obtaining the approval or satisfying the requirements of these governmental authorities may delay the date of completion of the merger, including due to any or all of the following: an adverse development in either party’s regulatory standing or any other factors considered by regulators in granting such approval; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment. In addition, these governmental authorities may impose conditions on the completion of the merger, or require changes to the terms of the merger. While Glacier and CFGW do not currently expect that any such conditions or changes would result in a material adverse effect on Glacier, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger, or imposing additional costs on or limiting the revenues of Glacier following the merger, any of which might have a material adverse effect on Glacier following the merger. The parties are not obligated to complete the merger should any required regulatory approval, waiver or non-objection contain a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic or business benefits of the merger to Glacier.

Certain CFGW directors and executive officers may have interests in the merger that differ from, or are in addition to, the interests of the shareholders.

In addition to their interests as shareholders generally, certain members of the CFGW Board and executive management may have other interests in the merger. The CFGW Board was aware of these interests and considered them, among other things, when deciding to approve the merger agreement. For a more detailed discussion of these interests, see “Interests of CFGW Directors and Executive Officers in the Merger.”

Recent events impacting the financial services industry could exacerbate the risks associated with the merger.

The adverse events during the first part of 2023 involving Silicon Valley Bank, Signature Bank, and First Republic Bank caused significant volatility in the trading prices of stock of publicly traded bank holding companies and have decreased confidence in banks among depositors and investors. These adverse events also led bank regulators to signal further review of regulatory requirements and the potential for changes to laws or regulations governing banks and bank holding companies. These ramifications could extend to the merger and increase the risk of losing depositors and heightened regulatory scrutiny of the merger.

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, and subsequent Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about Glacier’s and CFGW’s plans, objectives, expectations, intentions, projected financial information, future opportunities and any other statements regarding Glacier’s and CFGW’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows that are not historical facts; (iii) the expected timetable for completing the merger; (iv) the ability to complete the merger; and (v) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Glacier’s and CFGW’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and CFGW’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Glacier’s reports filed with the SEC relating to risks to Glacier’s business and stock price, and those identified elsewhere in this document (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•

the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied or waived on a timely basis or at all;

•	uncertainties as to the value of the merger consideration;

•	uncertainties as to the time required to complete the merger, which may be greater than in the past due to enhanced scrutiny by bank and other regulators;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;

•	the possibility that the merger is delayed or does not occur;

•

Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements and the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest rates, or banking regulations, and the degree of competition in the geographic and business areas in which Glacier and CFGW operate;

•	CFGW’s business may not be integrated into Glacier’s successfully, or such integration may take longer to accomplish or be more expensive than expected;

•	the effects of disruption to Glacier’s and CFGW’s respective businesses and diversion of management’s attention from ongoing business operations and opportunities;

•

the negative effects of the announcement of Glacier’s proposal to acquire CFGW on the market price of Glacier and/or CFGW common shares, their respective financial performance or their respective ability to maintain business operations (including relationships with employees and customers);

•	risks related to CFGW being restricted in the operation of its business while the merger agreement is in effect;

•	Glacier and CFGW may incur significant transaction and other costs in connection with the merger and such costs may be in excess of those anticipated;

•	any litigation or unknown liabilities relating to the merger or either party to the merger;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	risks related to the potential impact of general economic, political, and market factors on Glacier and CFGW or the merger, including risks related to potential additional increases in interest rates;

•

risks related to recent bank closures and any resulting changes in legislation, regulation, policies or administrative actions resulting in increased regulatory requirements or enhanced regulatory supervision;

•	risks related to recent increases in regulatory scrutiny of banks and merger transactions involving banks;

•

operating costs, customer losses and business disruption during the pendency of or following the merger, including adverse developments in relationships with customers, employees, and counterparties, may be greater than expected; and

•

other risk factors as detailed from time to time in Glacier’s reports filed with the SEC, including Glacier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section titled “Risk Factors” beginning on page 13. See the section titled “Where You Can Find More Information” beginning on page 74 of this proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect Glacier’s and CFGW’s current views with respect to future events and are based on numerous assumptions and assessments made by Glacier and CFGW in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Glacier’s and CFGW’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or CFGW or any person acting on behalf of Glacier or CFGW are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor CFGW undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier Common Stock

Glacier common stock is quoted on The New York Stock Exchange under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sales prices per share for Glacier common stock as reported on The New York Stock Exchange(1); and

•	cash dividends declared per share on Glacier common stock.

	High	Low	Cash Dividends Declared

2020
Fourth quarter	$47.05	$31.29	$0.45

2021
First quarter	$67.35	$44.55	$0.31
Second quarter	$63.05	$52.99	$0.32
Third quarter	$56.84	$48.62	$0.32
Fourth quarter(2)	$60.54	$52.62	$0.42

2022
First quarter	$60.69	$49.61	$0.33
Second quarter	$51.40	$44.43	$0.33
Third quarter	$56.10	$46.08	$0.33
Fourth quarter	$59.70	$48.64	$0.33

2023
First quarter	$50.03	$37.07	$0.33
Second quarter	$42.21	$26.77	$0.33
Third quarter (through September 25, 2023)	$35.28	$27.53	—

(1)	Prior to the fourth quarter of 2021, Glacier common stock was traded on the NASDAQ Global Select Market under the same symbol.
(2)	Includes a $0.10 special dividend.

As of September 25, 2023, the 110,879,365 outstanding shares of Glacier common stock were held by approximately 1,763 holders of record.

CFGW Common Stock

Public trading in CFGW’s common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. CFGW common stock is not listed on any national securities exchange, although it is quoted on the OTC Markets under the ticker symbol “CFGW.” Quotations are based on information received from the OTC Markets based on all transactions reported on the OTC Markets. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not reflect actual transactions. CFGW’s common stock is quoted on the OTC Expert Market and quotations in its common stock may be subject to significant fluctuation based on the very limited volume in CFGW’s common stock and a single trade may not be indicative of the stock’s long-term trading price. The following table sets forth for the periods indicated, the high and low quotations for CFGW common stock along with the aggregate number of shares publicly reported as traded for each applicable quarter.

	High	Low	Volume	Cash Dividends Declared
2020
Fourth quarter	$27.60	$26.70	1,236	$0

2021
First quarter	$33.82	$27.60	6,068	$0
Second quarter	$32.93	$33.82	4,945	$0
Third quarter	$33.82	$33.82	112	$0
Fourth quarter	$32.93	$32.93	224	$0

2022
First quarter	$34.91	$32.93	1,229	$0
Second quarter	$34.91	$30.47	6,254	$0
Third quarter	$31.60	$30.66	3,180	$0
Fourth quarter	$30.90	$29.86	318	$0

2023
First quarter	$31.65	$29.86	636	$0
Second quarter	$31.65	$15.00	200	$0
Third quarter (through September 25, 2023)	$34.00	$15.00	33,900	$0

In addition to being quoted on the OTC Markets, shares of CFGW’s common stock are from time to time traded between private parties in private transactions. While CFGW is not made aware of all such transactions, purchasers and/or sellers will frequently report such transactions to CFGW for its records. As such, for the periods set forth above, CFGW was notified of private transactions pursuant to which shares of CFGW common stock traded at $26.24 (in the fourth quarter of 2020), at $31.07 (in 2021), at prices between $33.96 and $38.68 (in 2022), and at prices between $34.43 and $35.00 (in 2023 through September 25). These private transaction stock price ranges have been retroactively adjusted for subsequent stock dividends.

As of the record date, the 2,136,808 outstanding shares of CFGW common stock were held by approximately 444 holders of record.

CFGW SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The CFGW special meeting of shareholders will be held on November 14, 2023, at 3:00 p.m. Pacific Time at 222 North Wall Street, Lower Level Conference Room, Spokane, Washington 99201.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote on the matter. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

Purpose

At the special meeting, CFGW shareholders will:

•

Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of August 8, 2023 (the “merger agreement”), among Glacier, Glacier Bank, CFGW and the Bank, under the terms of which CFGW will merge with and into Glacier and the Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The CFGW Board has fixed the close of business on September 27, 2023, as the record date for determining the holders of CFGW common shares entitled to notice of and to vote at the special meeting. At the close of business on the record date, there were approximately 444 holders of record and 2,136,808 CFGW common shares issued and outstanding. Holders of record of CFGW common shares on the record date are entitled to one vote per share.

CFGW’s directors and certain of CFGW’s executive officers have agreed to vote all CFGW common shares they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the record date, to CFGW’s knowledge, a total of 612,869 CFGW common shares, representing approximately 28.7% of all outstanding CFGW common shares, are subject to voting agreements. See “The Merger – Voting Agreements”.

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote is required to approve the merger agreement. At least a majority of the total outstanding CFGW common shares entitled to vote must be present, either at the meeting or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker non-votes will be counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of the merger. As a result, abstentions and broker non-votes with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

The proposal to adjourn the special meeting, if necessary or appropriate, including an adjournment to solicit additional proxies in favor of the merger agreement, will be approved if a quorum is present at the special meeting and the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

Voting, Solicitation, and Revocation of Proxies

If you are a holder of record of CFGW common shares as of the record date for the special meeting, there are four ways to have your shares voted:

•	You can submit a proxy over the Internet by visiting www.proxyvote.com.

•	You can submit a proxy using a touch-tone telephone by calling 1 800-690-6903, 24 hours a day, seven days a week, and following the instructions on your proxy card.

•	You can complete, sign and mail your proxy card in the postage-paid envelope provided with the proxy materials.

•	Finally, you may vote in person by written ballot at the special meeting.

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement, and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Corporate Secretary of CFGW;

•	granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	attending and voting at the special meeting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

CFGW is soliciting the proxy for the special meeting on behalf of the CFGW Board. CFGW will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, CFGW may solicit proxies in person or by telephone, email or facsimile, in each case without compensation. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. CFGW will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your CFGW common shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of CFGW common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote at the meeting.

The CFGW Proposals

Proposal 1: Merger Proposal

CFGW is asking its shareholders to approve the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, please see the section entitled “The Merger.” CFGW shareholders should read this proxy statement/prospectus, including any documents incorporated in this proxy statement/prospectus by reference, and its annexes, carefully and in their entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

As discussed in the section entitled “Background of and Reasons for the Merger,” after careful consideration, the CFGW Board approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger, and determined the merger to be fair and in the best interests of CFGW and the CFGW shareholders.

Required Vote

Approval of the proposal to approve the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of CFGW’s common stock entitled to vote. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote by mail, by telephone, via the Internet, or in person at the special meeting, or are a “street name” holder and fail to instruct your bank, broker, or other nominee how to vote, it will have the same effect as votes against the merger proposal.

The approval of the merger by holders of CFGW common shares is a condition to the completion of the merger.

The CFGW Board recommends that CFGW shareholders vote “FOR” the proposal to approve the merger agreement.

Proposal 2: Adjournment Proposal

CFGW is asking its shareholders to approve the adjournment of the CFGW special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the merger proposal if there are insufficient votes at the time of such adjournment to approve the merger proposal.

If, at the CFGW special meeting, an insufficient number of CFGW common shares are present in person or represented by proxy and voting in favor of the merger proposal, CFGW will move to adjourn the CFGW special meeting to enable the CFGW Board to solicit additional proxies for approval of the merger proposal. If the CFGW shareholders approve the adjournment proposal, CFGW may adjourn the CFGW special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from CFGW shareholders who have previously voted. If the date of the adjournment is not announced at the CFGW special meeting or a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Required Vote

Approval of the adjournment proposal requires that the number of votes cast in favor of the proposal exceed the votes cast opposing the proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote by mail, by telephone, via the Internet, or in person at the CFGW special meeting, or are a “street name” holder and fail to instruct your bank, broker, or other nominee how to vote, it will have no effect on the adjournment proposal.

The CFGW Board recommends that CFGW shareholders vote “FOR” the adjournment proposal.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

As part of its ongoing strategic planning to enhance shareholder value, the CFGW Board and executive management regularly review and assess CFGW’s strengths, weaknesses, strategic opportunities and challenges, in an ever changing and more complex operating environment. The CFGW Board considered the prospects for continued strong growth and profitability, particularly in light of the difficulties operating as an independent community bank under current economic, regulatory and competitive conditions. Like many other banks, CFGW experienced increasing costs related to information technology, regulatory compliance, product development and personnel, to remain competitive with bank and non-bank competitors, including financial technology companies. In addition, after over 40 years of operations, CFGW was facing a heightened level of succession risk that was difficult to address, as an increasing number of CFGW’s directors and senior management approached or passed normal retirement age. On top of this, CFGW’s aging shareholder base has been increasingly in search of more stock trading liquidity. The CFGW Board has also monitored the changing community banking landscape in the region, including the decline in potential buyers who could execute on a transaction that would be appealing to CFGW.

Given the changing community banking landscape in the region, regulatory compliance burdens, rising information technology costs, risks associated with director and officer succession planning, and the growing desire for increased CFGW shareholder liquidity, the CFGW Board grew increasingly interested in strategic alternatives that could address these challenges. In reviewing its alternatives, the CFGW Board considered the best ways to maximize CFGW shareholder value, maximize the opportunities for CFGW’s employees and secure the Bank’s long-term future and ability to serve its customers and communities. The CFGW Board carefully considered many strategic alternatives, including: (i) continued organic growth, which would be limited by CFGW’s finite capital resources; (ii) growth through CFGW’s acquisition of smaller institutions, which would be challenging given the lack of viable attractive targets, CFGW’s limited capital resources and the illiquidity of CFGW’s stock; or (iii) merging with a larger bank with more resources to support continued strong financial performance, and provide CFGW shareholders with greater liquidity. In considering these alternatives, the CFGW Board consistently viewed a merger with a larger bank as the alternative that best achieved its strategic objectives. As a result, the CFGW Board and management decided to continue to emphasize organic growth while undertaking strategic initiatives that would maximize the attractiveness of CFGW to potential acquirors. As part of these efforts, early in 2021 the CFGW Board began meeting periodically with Piper Sandler to review developments in the banking industry, including mergers and acquisitions trends, bank performance trends and bank stock valuations. Piper Sandler is a nationally recognized investment banking firm with substantial experience advising financial institutions generally, including with respect to mergers and acquisitions. At the direction of the CFGW Board, Susan Horton, CFGW’s Chairman, CEO and President, began developing relationships with a group of potential merger partners that best aligned with the CFGW Board’s strategic priorities.

Throughout 2021 and 2022, Ms. Horton held in person and telephonic meetings with the CEOs of several potential merger partners, including Randy Chesler, CEO of Glacier, with the intent of learning more about the potential strategic fit between CFGW and the respective merger partners and developing relationships that could help facilitate a potential merger at some point in the future. During this time, Ms. Horton reported to the CFGW Board on the content of the meetings with potential partners and these reports were often accompanied by analytical updates provided by Piper Sandler. In meetings with Ms. Horton, Mr. Chesler expressed Glacier’s interest in pursuing a merger with CFGW and indicated that the most desirable timing for Glacier would be to begin substantive discussions regarding the possibility of a merger in the winter of 2022-2023.

Based on Ms. Horton’s reports and the financial analyses provided by Piper Sandler, Glacier’s unique community banking model and Glacier’s superior financial performance over a long period, among other considerations, the CFGW Board concurred at a meeting on November 10, 2022, that Glacier was the partner most capable of structuring a merger that met the strategic objectives of the CFGW Board, namely: to maximize value and liquidity for CFGW shareholders, to maximize the opportunities for CFGW’s employees, and to secure the Bank’s long-term future and ability to serve its customers and communities.

In February 2023, Ms. Horton was contacted by Glacier and invited to a meeting at Glacier’s corporate headquarters. At the meeting on March 7, 2023, Ms. Horton met with Mr. Chesler and other Glacier executives, shared information about CFGW, and learned more about Glacier and its history and approach to mergers and acquisitions and how CFGW and the Bank might benefit from a merger with Glacier. At that meeting Mr. Chesler expressed the interest of Glacier’s board of directors in further exploring an acquisition of CFGW, with the first step being working towards a non-binding letter of intent. On March 10, 2023, Ms. Horton and Piper Sandler met with the CFGW Board to discuss further the potential for a transaction with Glacier as compared to CFGW’s other strategic alternatives, and the CFGW Board agreed to convey to Mr. Chesler their desire to work towards a non-binding letter of intent. Ms. Horton communicated this to Mr. Chesler later that day, and Mr. Chesler indicated that the next step would be for CFGW to provide Glacier with some initial financial information and other information regarding CFGW after CFGW’s first quarter 2023 financial information was available. On March 31, 2023, Mr. Chesler requested that Ms. Horton provide first quarter 2023 and other financial information regarding CFGW. On April 11, 2023, Ms. Horton provided Glacier with the requested information.

In late April and early May 2023, representatives from Glacier’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), met with Glacier management to discuss the letter of intent and its proposed terms and the potential financial impact of the transaction on Glacier.

On May 8, 2023, Glacier provided CFGW with a non-binding letter of intent which outlined the high-level terms of a proposed merger, including 100% stock consideration and a fixed exchange ratio of 1.0931 Glacier shares in exchange for each share of CFGW. In the days following receipt of the non-binding letter of intent, the financial and legal advisors of CFGW analyzed the financial merits and other significant terms of Glacier’s proposal.

On May 16, 2023, the CFGW Board held a special meeting, along with Piper Sandler and CFGW’s legal counsel, Otteson Shapiro LLP (“Otteson Shapiro”) to review, consider, and discuss Glacier’s proposal. At the meeting, Otteson Shapiro reviewed with the CFGW Board their fiduciary duties in connection with the consideration of the non-binding letter of intent. At the meeting, the CFGW Board considered Glacier’s proposal, CFGW’s stand-alone prospects and the landscape of other potential merger partners for CFGW. The CFGW Board discussed the benefits and drawbacks of Glacier’s proposal and considered how the proposal might be negotiated to better meet the objectives of the CFGW Board. The CFGW Board also discussed the then-current turmoil in the banking industry, including the recent failure of multiple banks and the overall significant decline in bank stock values, and whether it would be possible to meet the objectives of the CFGW Board during such an environment. As part of this consideration, the CFGW Board considered the fact that the Glacier proposal consisted of 100% stock consideration with a fixed exchange ratio, meaning that CFGW shareholders would stand to benefit from a potential recovery in the banking industry through the ownership of Glacier stock, and in addition, that Glacier had a track record of superior financial and stock price performance over the long term. At the conclusion of the meeting, the CFGW Board expressed its sincere interest in Glacier’s proposal, and authorized Ms. Horton, with the assistance of Piper Sandler and Otteson Shapiro, to clarify and negotiate certain terms of the non-binding letter of intent, including but not limited to: requesting an increase in the merger consideration to be received by CFGW shareholders and the removal of a stock-price based collar mechanism that could potentially limit the upside to CFGW shareholders during the pendency of the merger if stock prices in the banking industry increased significantly.

On May 19, 2023, CFGW conveyed to Glacier a package of additional financial information regarding CFGW that CFGW believed would assist Glacier in refining and improving the terms of its merger proposal. In addition to the financial information, CFGW shared with Glacier a list of requested clarifications and amendments to the non-binding letter of intent, including but not limited to an increase in the merger consideration and the removal of the stock-price based collar mechanism. Over the course of the next five days, representatives of CFGW and Glacier discussed and negotiated the terms of the proposal and, on May 24, 2023, Glacier submitted to CFGW an updated non-binding letter of intent. Representatives from CFGW and Glacier continued to discuss and negotiate certain components of the updated non-binding letter of intent.

On June 1, 2023, the CFGW Board held a special meeting, along with Piper Sandler and Otteson Shapiro to review Glacier’s updated proposal. The CFGW Board reviewed the clarifications and amendments to the initial proposal. The CFGW Board raised some additional questions and amendments to the non-binding letter of intent and authorized Ms. Horton and CFGW’s legal and financial advisors to engage further with Glacier to clarify and improve the proposed terms for the benefit of CFGW’s shareholders.

In the following days, Ms. Horton and Mr. Chesler, along with the respective legal and financial representatives of CFGW and Glacier, engaged in a series of discussions regarding Glacier’s proposal and, on June 5, 2023, Glacier submitted an updated non-binding letter of intent to CFGW.

On June 6, 2023, the CFGW Board held a special meeting, along with Piper Sandler and Otteson Shapiro, to review Glacier’s updated proposal. The CFGW Board reviewed the clarifications and amendments to the initial proposal, including that there was no increase to the stock consideration to be received by CFGW shareholders, but that the stock-price based collar was removed from the proposed terms as requested, thus removing a limitation on CFGW shareholders’ ability to benefit from significant increases in the price of Glacier common stock. Following a thorough discussion, the CFGW Board authorized Ms. Horton to execute the non-binding letter of intent, which contemplated the sale of CFGW to Glacier and that CFGW shareholders would receive 1.0931 shares of Glacier in exchange for each CFGW share (subject to adjustment in certain circumstances). In making the decision to execute the non-binding letter of intent, the CFGW Board determined that the proposed merger with Glacier would be beneficial for CFGW and its shareholders based on several factors, including, but not limited to: the long-term financial prospects of the proposed merger as compared to the prospects of CFGW on a stand-alone basis or with other potential acquirors; the strategic fit of CFGW and Glacier; the all-stock nature of the merger consideration; and the fact that, post-merger, the Bank would continue to operate and serve its customers and communities as a division of Glacier Bank and would enjoy the benefits of being combined with Glacier’s existing North Cascades Bank division, including the Bank being in the top 5 in deposit market share in eastern Washington. In considering these and other factors, the CFGW Board determined that the proposed merger with Glacier represented a transaction that was in the best interest of CFGW and its shareholders in the long-term and executed the non-binding letter of intent on June 7, 2023.

On June 15, 2023, Glacier and CFGW executed a mutual nondisclosure agreement to facilitate the due diligence process.

During June, July and August of 2023, the parties conducted significant due diligence and negotiated the definitive merger agreement and ancillary agreements. Glacier provided an initial draft of the merger agreement to CFGW on July 11, 2023. During the next few weeks, Otteson Shapiro and management of CFGW discussed and negotiated with Miller Nash LLP (“Miller Nash”), Glacier’s legal counsel, and management of Glacier the various legal and business terms of the merger agreement and the proposed merger. The parties exchanged multiple drafts of the merger agreement and ancillary agreements and had numerous calls to discuss and negotiate various issues. Primary subjects of these negotiations included tax, accounting and contract issues relating to labor and employee benefit matters, including employee compensation after the closing of the merger; the means by which CFGW’s capital would be calculated at closing; the treatment of certain merger-related expenses; the timing of the merger; the operations of the Bank between signing and closing; representations, warranties and covenants of CFGW and Glacier; and conditions to closing of the merger.

On July 13, 2023, the CFGW Board met, along with Piper Sandler and Otteson Shapiro, to discuss the status of the ongoing negotiations between the parties. Piper Sandler provided the CFGW Board an update on the implied value of the merger consideration relative to bank stock values in general along with an overview of some of the variables that might impact CFGW’s ability to pay a pre-closing dividend or result in a downward adjustment in the exchange ratio, namely CFGW’s forecast earnings, CFGW’s expected transaction expenses and potential changes in CFGW’s accumulated other comprehensive income related to its investment portfolio. The CFGW Board discussed that, as part of the proposed transaction terms, CFGW would benefit from keeping certain of its transaction-related expenses as low as possible. The payout of certain existing executive employment contracts that would be triggered in the proposed merger was an important component of the expense calculation. To minimize expenses and maximize the possibility of a pre-closing cash dividend for CFGW shareholders, Ms. Horton reported that she was exploring alternatives to defer the majority of the payments otherwise owed to her at closing of the transaction and receive them over a period of three years following closing. As such, the deferred portion of those payments would not be included in the expense calculation, thereby reducing CFGW’s transaction expenses and maximizing the possibility of a pre-closing cash dividend for CFGW shareholders. The CFGW Board commended Ms. Horton for her efforts to maximize value for the CFGW shareholders.

On July 28, 2023, the CFGW Board and the Bank’s board of directors met, along with Piper Sandler and Otteson Shapiro, to discuss the status of the ongoing negotiations between the parties and the terms of the proposed merger. At the meeting, Otteson Shapiro walked the members of the CFGW Board and the Bank’s board of directors through their fiduciary duties in connection with the proposed merger and provided an update on the status of the merger agreement. Piper Sandler provided the CFGW Board and the Bank’s board of directors an update on the value of the merger consideration relative to bank stock values in general, along with an updated overview of the variables impacting CFGW’s ability to pay a pre-closing dividend or experience a downward adjustment in the exchange ratio, namely CFGW’s forecast earnings, CFGW’s expected transaction expenses and potential changes in CFGW’s accumulated other comprehensive income. In this meeting, Ms. Horton reported her intent to defer the majority of payments provided for under her employment agreement for a period of three years following closing, in part by accepting a significantly extended agreement not to compete or solicit customers or employees of the Bank, and that the deferral would reduce CFGW’s transaction expenses and increase the probability of CFGW being able to pay a pre-closing cash dividend to CFGW shareholders.

On August 8, 2023, a special meeting of the Glacier board of directors was convened to consider the proposed merger transaction. Members of executive and senior management and representatives of KBW and Miller Nash also attended the meeting at the invitation of the Glacier board of directors. The Glacier board of directors was provided with a set of meeting materials in advance of the meeting, including substantially final drafts of the merger agreement, the voting agreements, the director non-competition agreements, Ms. Horton’s employment agreement, and a comprehensive summary of management’s due diligence review of CFGW and the contemplated transaction. Miller Nash discussed with the directors their fiduciary duties under applicable law and reviewed the accompanying legal standards. Members of Glacier’s executive and senior management team and Miller Nash then reviewed the due diligence process and findings in detail. This included a review of credit, compliance, operations, and legal matters based on extensive materials made available to Glacier by CFGW. KBW then reviewed the financial aspects of the proposed transaction, including the key financial terms of the proposed merger. Miller Nash proceeded to review in detail with the Glacier board of directors the terms of the merger agreement, including the terms of various ancillary documents, and the material terms of Ms. Horton’s employment agreement were presented. After considering the proposed terms of the merger agreement and related transaction documents, and taking into consideration the matters discussed during that meeting and prior meetings of the Glacier board of directors, the Glacier board of directors determined that the merger was in the best interests of Glacier and Glacier shareholders, and the Glacier board of directors unanimously approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger.

Also on August 8, 2023, the CFGW and the Bank Boards of Directors held a special meeting to review and consider the proposed merger. At the meeting, representatives of Otteson Shapiro explained the terms of the merger agreement and related transaction documents, and representatives of Piper Sandler reviewed the financial aspects of the proposed merger and responded to questions by the CFGW and the Bank Boards of Directors. Additionally, Piper Sandler delivered its oral opinion (commonly referred to as the “fairness opinion”), which was confirmed in writing later on August 8, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as set forth in its opinion, the per share stock consideration was fair, from a financial point of view, to the holders of CFGW common stock. After further discussion among the directors and CFGW’s advisors, including with respect to the factors described in “Reasons for the Merger — CFGW” the CFGW Board unanimously determined that the merger and the merger agreement were advisable, and in the best interests of, CFGW and its shareholders, and the Bank, and unanimously approved the merger agreement, subject to shareholder and regulatory approvals, and related actions and recommended the adoption and approval of such agreement and transactions to the CFGW shareholders.

The parties entered into the merger agreement on August 8, 2023. After the close of business on August 8, 2023, Glacier issued a press release announcing the merger transaction.

Reasons for the Merger – CFGW

At a meeting held on August 8, 2023, the CFGW Board determined that the terms of the merger agreement were in the best interests of CFGW and its shareholders and recommended that CFGW’s shareholders vote for approval of the merger agreement. In the course of reaching this determination and related decision to approve the merger agreement, the CFGW Board evaluated the merger and the merger agreement in consultation with CFGW’s financial advisor and legal counsel. In reaching its determination, the CFGW Board considered a number of factors. Such factors also constituted the reasons that the CFGW Board determined to approve the merger agreement and to recommend that CFGW shareholders vote in favor of the merger agreement.

The following discussion of the information and factors considered by the CFGW Board is not intended to be exhaustive, but, rather, includes the material factors considered by the CFGW Board. In reaching its decision to approve the merger agreement, the merger of the Bank into Glacier Bank and the other transactions contemplated by the merger agreement, the CFGW Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The CFGW Board considered all these factors as a whole and overall considered the factors to be favorable to, and support, its determination to approve the merger agreement. In reaching its decision to approve the merger agreement, the CFGW Board considered the following:

•

the understanding of the CFGW Board of the strategic options available to CFGW and the viable strategies for maximizing value for CFGW shareholders and the CFGW Board’s assessment of those options and the determination that none of those options were more likely to create greater long-term value for CFGW’s shareholders than the value to be paid by Glacier;

•	the terms of the merger agreement and the value and form of consideration to be received by CFGW shareholders in the merger;

•	The liquidity of Glacier stock trading on The New York Stock Exchange;

•	the historical trading ranges for Glacier common stock;

•

the value of the merger consideration, recent decline in the value of Glacier stock and bank stocks in general, and the fact that the OTC Market on which CFGW common stock is quoted does not constitute an active trading market and that if CFGW stock were publicly traded it was reasonable to expect that shares of CFGW stock would face similar market forces;

•	that, due to the limited liquidity in CFGW stock, small trades could cause and have caused significant fluctuations in the price of CFGW stock;

•

that it is possible that CFGW will be able to pay a cash dividend to CFGW shareholders concurrent with closing of the transaction if CFGW’s equity at closing (as adjusted) exceeds the threshold contained in the definitive merger agreement;

•	information concerning the business, earnings, operations, financial condition, asset quality and prospects of CFGW and Glacier, both individually and as a combined company;

•

the ability to become part of a larger institution with a higher lending limit and the infrastructure for growth in small and middle-market lending, helping to further service the Bank’s customer base and provide opportunities for the Bank’s employees;

•

The benefit to Bank customers of enhanced technology, products and services, and the depth of resources and expertise to continue to expand such product offerings to remain relevant and competitive with larger financial institutions and growing fintech competitors;

•

That after the combination with North Cascades Bank division, the Bank would be in the top 5 in deposit market share in eastern Washington and have more scale and competitive advantages than as an independent community bank, and have additional officers to help with succession needs;

•	conditions and activity in the mergers and acquisitions market for community banks like CFGW, and the fact that the number of CFGW’s potential merger partners was declining;

•	the likely impact of the merger on the employees and customers of the Bank and the strategic plans, methods of operation and organizational structure of Glacier Bank;

•

the belief that, with Glacier’s significantly higher total assets and broader market relative to CFGW, Glacier common stock represents a greater diversification of risk for CFGW shareholders than CFGW common stock;

•	the depth of Glacier’s executive leadership and extensive team of employees and the potential to utilize that depth to attract new employees and to mitigate succession risk;

•	the ability of Glacier to complete the merger, from a business, financial, and regulatory perspective, and its proven track record of successfully completing acquisition transactions;

•

the financial analyses prepared by Piper Sandler and Piper Sandler’s opinion, dated August 8, 2023, which was addressed to the CFGW Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CFGW common stock of the per share stock consideration in the proposed merger, as more fully described below under “Opinion of CFGW’s Financial Advisor”;

•

the legal analyses as to the structure of the merger, the merger agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that CFGW (including the CFGW Board) employed in considering potential alternatives, including the merger with Glacier;

•	the terms of the merger agreement, including the fixed exchange ratio and the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the expectation that CFGW shareholders would have the opportunity to continue to participate in the growth of the combined company;

•	that Glacier has historically paid quarterly cash dividends on its common stock, providing an additional source of returns and liquidity to CFGW shareholders;

•	the future enhanced employment and advancement opportunities for the existing employees of the Bank;

•	the fact that, post-merger, the Bank would continue to operate as a division of Glacier Bank;

•

the provisions in the merger agreement that provide for the ability of the CFGW Board to respond to an unsolicited acquisition proposal that the CFGW Board determines in good faith is a superior proposal as defined in the merger agreement and to otherwise exercise its fiduciary and legal duties; and

•

the provisions of the merger agreement that provide for the ability of the CFGW Board to terminate the merger agreement, subject to certain conditions, including the payment of a break-up fee, if CFGW has entered into a definitive agreement with respect to a “Superior Proposal.”

The CFGW Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that the merger consideration will be paid through the issuance of shares of Glacier common stock and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the value of the merger consideration to be received by CFGW shareholders at the time of completion of the merger without the possible protection of a collar provision in the merger agreement;

•

that the banking industry was in the midst of volatility following rapidly rising interest rates and the recent failures of several banks, the effects of which had and would continue to impact CFGW and Glacier;

•	the recent decline in bank stock prices generally and Glacier stock specifically, as a result of the banking industry turmoil and recent bank failures;

•	that CFGW shareholders will not necessarily know or be able to calculate the actual value of the merger consideration that they would receive upon completion of the merger;

•

that the per share stock consideration to be received by CFGW shareholders is subject to negative adjustment in the event that the CFGW Closing Capital at closing (as adjusted) is below the threshold required in the merger agreement and the fact that forces outside of CFGW’s control, such as rising interest rates, could yield this result;

•

the possible disruption to CFGW’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of CFGW’s business;

•	the risk of potential employee attrition and adverse effects on business and customer relationships as a result of the pending merger;

•	that a termination fee in the amount of $3,100,000 would have to be paid to Glacier if CFGW terminated the merger agreement under certain circumstances, including to accept a superior proposal;

•	the potential costs associated with completing the merger, including change in control payments and related costs, contract cancellation and deconversion fees, and advisor fees;

•	the possibility of litigation in connection with the merger;

•	the need to and likelihood of obtaining approval by shareholders of CFGW and regulators to complete the transaction; and

•

the restrictions contained in the merger agreement on the operation of CFGW’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of CFGW contained in the merger agreement.

Opinion of CFGW’s Financial Advisor

CFGW retained Piper Sandler to act as financial advisor to the CFGW Board in connection with CFGW’s consideration of a possible business combination. CFGW selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm with a principal business specialty advising financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to the CFGW Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the August 8, 2023 meeting at which the CFGW Board considered the merger and the merger agreement, Piper Sandler delivered to the CFGW Board its oral opinion, which was subsequently confirmed in writing on August 14, 2023, to the effect that, as of such date, the per share stock consideration was fair to the holders of CFGW’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of CFGW common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the CFGW Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of CFGW as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the per share stock consideration to the holders of CFGW common stock and did not address the underlying business decision of CFGW to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for CFGW or the effect of any other transaction in which CFGW might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of CFGW, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	an execution copy of the merger agreement;

•	certain publicly available financial statements and other historical financial information of CFGW and the Bank that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Glacier and Glacier Bank that Piper Sandler deemed relevant;

•	internal financial projections for CFGW for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of CFGW;

•

publicly available mean analyst earnings per share estimates for Glacier for the years ending December 31, 2023 and December 31, 2024, as well as an estimated long-term earnings per share growth rate and estimated dividends per share for Glacier for the years ending December 31, 2025 through December 31, 2027, as directed by the senior management of Glacier;

•

the pro forma financial impact of the merger on Glacier based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Glacier;

•

the publicly reported historical price and trading activity for CFGW stock and Glacier common stock, including a comparison of certain stock trading information for CFGW stock and Glacier common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for CFGW and Glacier with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of CFGW and its representatives the business, financial condition, results of operations and prospects of CFGW and held similar discussions with certain members of the senior management of Glacier and its representatives regarding the business, financial condition, results of operations and prospects of Glacier. Piper Sandler noted in its discussions with the CFGW Board that the publicly reported historical price and trading activity for CFGW stock was based on limited trading volume, and how the limited trading volume could impact the price per share for CFGW stock used by Piper Sandler in certain of Piper Sandler’s analyses.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by CFGW or Glacier or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of CFGW and Glacier that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CFGW or Glacier, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of CFGW or Glacier or any of their respective subsidiaries. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of CFGW or Glacier, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to CFGW or Glacier or any of their respective subsidiaries. Piper Sandler assumed, with CFGW’s consent, that the respective allowances for loan losses for both CFGW and Glacier were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used internal financial projections for CFGW for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of CFGW. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for Glacier for the years ending December 31, 2023 and December 31, 2024 as well as an estimated long-term earnings per share growth rate and estimated dividends per share for Glacier for the years ending December 31, 2025 through December 31, 2027, as directed by the senior management of Glacier. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Glacier. With respect to the foregoing information, the respective senior managements of CFGW and Glacier confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available mean analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of CFGW and Glacier, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of CFGW or Glacier since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that CFGW and Glacier would remain as going concerns for all periods relevant to its analysis.

Piper Sandler also assumed, with CFGW’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on CFGW, Glacier, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with CFGW’s consent, Piper Sandler relied upon the advice that CFGW received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of CFGW common stock or Glacier common stock at any time or what the value of Glacier common stock would be once the shares are actually received by the holders of CFGW stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the CFGW Board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to CFGW or Glacier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of CFGW and Glacier and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the per share stock consideration to the holders of CFGW common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CFGW, Glacier, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the CFGW Board at its August 8, 2023 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of CFGW common stock or Glacier common stock or the prices at which CFGW or Glacier common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the CFGW Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the CFGW Board with respect to the fairness of the per share stock consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of CFGW common stock issued and outstanding immediately prior to the effective time of the transaction, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive from Glacier (a) the per share stock consideration, plus (b) any cash in lieu of fractional shares of Glacier common stock. Piper Sandler calculated an aggregate implied transaction value of approximately $80.6 million and an implied purchase price per share of $37.13 consisting of the implied value of 2,136,808 shares of CFGW common stock and 86,182 options with a weighted average strike price of $22.77, based on the closing price of Glacier common stock on August 7, 2023. Based upon financial information for CFGW as of or for the last twelve months (“LTM”) ended June 30, 2023 and the closing price of CFGW ’s common stock on August 7, 2023, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share / Tangible Book Value Per Share	162%
Transaction Price Per Share / LTM Earnings Per Share	11.2	x
Core Deposit Premium[1]	5.5%
Market Premium as of August 7, 2023[2]	148%

[1]	Core deposits defined as total deposits less time deposits with balances greater than $250,000.
²

Based on CFGW’s publicly available closing stock price of $15.00 per share on August 7, 2023. Piper Sandler noted in its discussions with the CFGW Board that the publicly reported historical price and trading activity for CFGW stock was based on limited trading volume, and how the limited trading volume could impact the price per share for CFGW stock used by Piper Sandler in certain of Piper Sandler’s analyses.

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading prices and trading volume of CFGW common stock and Glacier common stock for the one-year and three-year periods ended August 7, 2023. Piper Sandler then compared the relationship between the movements in the price of CFGW common stock and Glacier common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

During the one-year period ended August 7, 2023, CFGW’s publicly available closing stock price averaged $26.47, or $29.92 when weighted by the volume of shares traded. During this same period, CFGW stock averaged 17 shares traded per day or $454 in daily trading value.

CFGW’s One-Year Stock Performance

	Beginning Value August 7, 2022	Ending Value August 7, 2023
CFGW	100%	47.5%
CFGW Peer Group	100%	87.2%
S&P 500 Index	100%	109.0%
S&P U.S. SmallCap Banks	100%	85.6%

During the three-year period ended August 7, 2023, CFGW’s publicly available closing stock price averaged $29.74, or $30.57 when weighted by the volume of shares traded. During this same period, CFGW stock averaged 39 shares traded per day or $1,150 in daily trading value.

CFGW’s Three-Year Stock Performance

	Beginning Value August 7, 2020	Ending Value August 7, 2023
CFGW	100%	59.6%
CFGW Peer Group	100%	119.0%
S&P 500 Index	100%	134.8%
S&P U.S. SmallCap Banks Index	100%	135.4%

During the one-year period ended August 7, 2023, GBCI’s publicly available closing stock price averaged $44.27, or $40.70 when weighted by the volume of shares traded. During this same period, GBCI stock averaged 568,313 shares traded per day or $25.2 million in daily trading value.

Glacier’s One-Year Stock Performance

	Beginning Value August 7, 2022	Ending Value August 7, 2023
Glacier	100%	66.4%
Glacier Peer Group	100%	78.9%
S&P 500 Index	100%	109.0%
NASDAQ Regional Bank Index	100%	87.8%

During the three-year period ended August 7, 2023, GBCI’s publicly available closing stock price averaged $48.34, or $46.30 when weighted by the volume of shares traded. During this same period, GBCI stock averaged 434,257 shares traded per day or $21.0 million in daily trading value.

Glacier’s Three-Year Stock Performance

	Beginning Value August 7, 2020	Ending Value August 7, 2023
Glacier	100%	92.2%
Glacier Peer Group	100%	181.1%
S&P 500 Index	100%	134.8%
NASDAQ Regional Bank Index	100%	140.6%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for CFGW with a group of financial institutions selected by Piper Sandler. The CFGW peer group included nationwide publicly traded banks with total assets between $650 million and $850 million, tangible common equity / tangible assets ratio greater than 5.0% and LTM return on average assets between 0.50% and 1.50%, but excluded mutual holding companies, merger targets, nondepository trusts, cooperative banks, OTCEM traded banks and OTCPK traded banks (the “CFGW Peer Group”). The CFGW Peer Group consisted of the following companies:

Century Next Financial Corporation	Merchants & Marine Bancorp, Inc

Community First Bancorporation	Minster Financial Corp

Harleysville Financial Corporation	Pinnacle Bank

Home Federal Bancorp, Inc. of Louisiana	Prime Meridian Holding Company

IF Bancorp, Inc.	Quaint Oak Bancorp, Inc.

InsCorp, Inc.	United Bancorp, Inc.

Ledyard Financial Group, Inc.	Village Bank and Trust Financial Corp.

The analysis compared publicly available financial information for CFGW with corresponding data for the CFGW Peer Group as of or for the year ended June 30, 2023 (unless otherwise noted) with publicly available stock price data as of August 7, 2023. The table below sets forth the data for CFGW and the median, mean, low and high data for the CFGW Peer Group.

CFGW Comparable Company Analysis¹

		CFGW	CFGW	CFGW	CFGW
		Peer Group	Peer Group	Peer Group	Peer Group
	CFGW[3]	Median	Mean	Low	High
Total assets ($mm)	754	769	762	659	849
Loans / Deposits (%)	77	85	83	50	111
Non-performing assets / Total assets (%)	0.00	0.15	0.20	0.00	0.90
Tangible common equity/Tangible assets (%)	6.5	7.8	8.2	5.5	12.5
LTM Return on average assets (%)	0.95	0.94	0.98	0.56	1.42
LTM Return on average tangible common equity (%)	15.0	12.3	12.6	5.8	24.5
LTM Net interest margin (%)²	3.49	3.59	3.54	2.65	4.69
LTM Efficiency ratio (%)²	70	70	68	49	85
Price/Tangible book value (%)	61	93	97	71	157
Price/LTM Earnings per share (x)	4.6	8.5	8.6	6.3	13.0
Dividend Yield (%)	0.0	2.2	2.3	0.0	5.7
One Year Price Change (%)	(52.5)	(12.8)	(12.6)	(33.1)	8.6
Market capitalization ($mm)	32	54	58	37	84

[1]	LTM Profitability and Balance Sheet ratios are reported at the bank level based on regulatory filings for Minster Financial Corp. and Merchants and Marine Bancorp, Inc.
[2]	CFGW metric is reported at the bank level based on regulatory filings.
[3]

CFGW stock price metrics are based on CFGW’s publicly available closing stock price of $15.00 per share on August 7, 2023. Piper Sandler noted in its discussions with the CFGW Board that the publicly reported historical price and trading activity for CFGW stock was based on limited trading volume, and how the limited trading volume could impact the price per share for CFGW stock used by Piper Sandler in certain of Piper Sandler’s analyses.

Piper Sandler used publicly available information to perform a similar analysis for Glacier by comparing selected financial information for Glacier with a group of financial institutions selected by Piper Sandler. The Glacier peer group included west and southwest region-based exchange-traded banks with total assets between $15 billion and $65 billion, but excluded merger targets and mutual holding companies (the “Glacier Peer Group”). The Glacier Peer Group consisted of the following companies:

Bank of Hawaii Corporation	Heartland Financial USA, Inc.

Banner Corporation	Hilltop Holdings Inc.

BOK Financial Corporation	Hope Bancorp Inc.

Cathay General Bancorp	Independent Bank Group, Inc.

Columbia Banking System, Inc.	Pacific Premier Bancorp, Inc.

Cullen/Frost Bankers, Inc.	Prosperity Bancshares, Inc.

CVB Financial Corp.	Texas Capital Bancshares, Inc.

First Hawaiian, Inc.	Washington Federal, Inc.

First Interstate BancSystem, Inc.

The analysis compared publicly available financial information for Glacier with corresponding data for the Glacier Peer Group as of or for the year ended June 30, 2023 (unless otherwise noted) with pricing data as of August 7, 2023. The table below sets forth the data for Glacier and the median, mean, low and high data for the Glacier Peer Group.

Glacier Comparable Company Analysis

		Glacier Peer Group	Glacier Peer Group	Glacier Peer Group	Glacier Peer Group
	Glacier	Median	Mean	Low	High
Total assets ($mm)	27,528	23,028	27,976	15,585	53,592
Loans / Deposits (%)	80	79	80	44	109
Non-performing assets / Total assets (%)	0.10	0.25	0.21	0.04	0.33
Tangible common equity/Tangible assets (%)	7.2	7.8	7.6	4.6	10.6
LTM Return on average assets (%)	1.03	1.21	1.13	0.49	1.75
LTM Return on average tangible common equity (%)	15.3	15.9	15.9	5.9	28.7
LTM Net interest margin (%)	3.11	3.42	3.36	2.47	4.09
LTM Efficiency ratio (%)	57	55	55	37	87
Price/Tangible book value (%)	194	142	152	80	267
Price/ Est. 2023 EPS	18.1	11.0	11.2	7.4	20.0
Price/ Est. 2024 EPS	19.0	11.7	11.7	7.2	22.1
Price/LTM Earnings per share (x)	13.4	9.6	10.6	6.7	20.5
Dividend Yield (%)	4.0	3.6	3.9	0.0	6.5
One Year Price Change (%)	(33.6)	(21.1)	(17.2)	(37.7)	9.7
Market capitalization ($mm)	3,699	2,593	3,081	1,277	6,913

Analysis of Precedent Transactions.

Piper Sandler reviewed one group of nationwide merger and acquisition transactions. The nationwide group consisted of nationwide bank and thrift transactions announced since January 1, 2022 with target total assets between $500 million and $1.25 billion, target tangible common equity / tangible assets ratio greater than 5.0% and target LTM return on average assets between 0.50% and 1.50% (the “Nationwide Precedent Transactions”).

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
CCFNB Bancorp, Inc.	Muncy Bank Financial, Inc.
Main Street Financial Services Corp.	Wayne Savings Bancshares, Inc.
First Bank	Malvern Bancorp, Inc.
Summit Financial Group, Inc.	PSB Holding Corp.
Byline Bancorp, Inc.	Inland Bancorp, Inc.
Southern Missouri Bancorp, Inc.	Citizens Bancshares Co.
HBT Financial, Inc.	Town and Country Financial Corporation
Bank First Corporation	Hometown Bancorp, Ltd.
Somerset Savings Bank, SLA	Regal Bancorp, Inc.

Acquiror	Target
CrossFirst Bankshares, Inc.	Farmers & Stockmens Bank
F.N.B. Corporation	UB Bancorp
DFCU Financial	First Citrus Bancorporation, Inc.
Seacoast Banking Corporation of Florida	Drummond Banking Company
National Bank Holdings Corporation	Community Bancorporation
Seacoast Banking Corporation of Florida	Apollo Bancshares, Inc./Apollo Bank
Hometown Financial Group MHC	Randolph Bancorp, Inc.
Farmers National Banc Corp.	Emclaire Financial Corp
Arizona Federal Credit Union	Horizon Community Bank
Fulton Financial Corporation	Prudential Bancorp, Inc.
BAWAG Group AG	Peak Bancorp Inc.
Bank First Corporation	Denmark Bancshares, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

		Nationwide Precedent Transactions
	Glacier/ CFGW	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	11.2	14.4	15.8	7.8	29.5
Transaction Price / Tangible Book Value Per Share (%)	162	154	158	102	211
Tangible Book Value Premium to Core Deposits (%)	5.5	4.9	6.2	0.5	12.1
1-Day Market Premium (%)[1]	147.6	28.4	30.1	(7.3)	63.3

¹

Glacier/CFGW 1-Day Market Premium is based on CFGW’s publicly available closing stock price of $15.00 per share on August 7, 2023. Piper Sandler noted in its discussions with the CFGW Board that the publicly reported historical price and trading activity for CFGW stock was based on limited trading volume, and how the limited trading volume could impact the price per share for CFGW stock used by Piper Sandler in certain of Piper Sandler’s analyses.

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of CFGW common stock assuming CFGW performed in accordance with financial projections for the years ending December 31, 2023 through December 31, 2027 as provided by CFGW management. To approximate the terminal value of a share of CFGW common stock at August 7, 2023, Piper Sandler applied price to 2027 earnings multiples ranging from 6.5x to 10.5x and multiples of 2027 tangible book value ranging from 65% to 115%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CFGW common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of CFGW common stock of $25.36 to $48.11 when applying multiples of earnings and $19.32 to $40.14 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount
Rate	6.5x	7.5x	8.5x	9.5x	10.5x
10.0%	$29.78	$34.37	$38.95	$43.53	$48.11
11.0%	$28.60	$32.99	$37.39	$41.79	$46.19
12.0%	$27.46	$31.69	$35.91	$40.14	$44.37
13.0%	$26.39	$30.45	$34.51	$38.57	$42.63
14.0%	$25.36	$29.26	$33.17	$37.07	$40.97

Tangible Book Value Per Share Multiples

Discount
Rate	65%	75%	85%	95%	105%	115%
10.0%	$22.69	$26.18	$29.67	$33.16	$36.65	$40.14
11.0%	$21.78	$25.14	$28.49	$31.84	$35.19	$38.54
12.0%	$20.92	$24.14	$27.36	$30.58	$33.80	$37.02
13.0%	$20.10	$23.19	$26.29	$29.38	$32.47	$35.56
14.0%	$19.32	$22.29	$25.27	$28.24	$31.21	$34.18

Piper Sandler also considered and discussed with the CFGW Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming CFGW’s earnings varied from 20% above projections to 20% below projections. This analysis resulted in the following range of per share values for CFGW’s common stock, applying the price to 2027 earnings multiples range of 6.5x to 10.5x referred to above and a discount rate of 11.45%.

Earnings Per Share Multiples

Annual Projection
Variance	6.5x	7.5x	8.5x	9.5x	10.5x
(20.0%)	$22.46	$25.92	$29.38	$32.83	$36.29
(10%)	$25.27	$29.16	$33.05	$36.94	$40.82
0.0%	$28.08	$32.40	$36.72	$41.04	$45.36
10.0%	$30.89	$35.64	$40.39	$45.14	$49.90
20.0%	$33.70	$38.88	$44.06	$49.25	$54.43

Piper Sandler also performed an analysis that estimated the net present value per share of Glacier common stock, assuming Glacier performed in accordance with mean analyst consensus annual EPS projections for 2023 and 2024, with EPS growing 5.0% from 2025 onward and keeping dividends per share flat from 2024 onward, as directed by Glacier management. To approximate the terminal value of a share of Glacier common stock at August 7, 2023, Piper Sandler applied price to 2027 earnings multiples ranging from 8.0x to 18.0x and multiples of 2027 tangible book value ranging from 110% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 7.0% to 11.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Glacier common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Glacier common stock of $15.00 to $32.61 when applying multiples of earnings and $20.09 to $39.91 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount
Rate	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
7.0%	$17.32	$20.38	$23.44	$26.49	$29.55	$32.61
8.0%	$16.70	$19.63	$22.56	$25.50	$28.43	$31.36
9.0%	$16.11	$18.92	$21.73	$24.54	$27.36	$30.17
10.0%	$15.54	$18.24	$20.94	$23.64	$26.34	$29.04
11.0%	$15.00	$17.59	$20.18	$22.78	$25.37	$27.96

Tangible Book Value Per Share Multiples

Discount
Rate	110%	130%	150%	170%	190%	210%
7.0%	$23.33	$26.65	$29.96	$33.28	$36.59	$39.91
8.0%	$22.46	$25.64	$28.82	$32.00	$35.18	$38.36
9.0%	$21.63	$24.68	$27.74	$30.79	$33.84	$36.89
10.0%	$20.85	$23.77	$26.70	$29.63	$32.56	$35.49
11.0%	$20.09	$22.91	$25.72	$28.53	$31.34	$34.15

Piper Sandler also considered and discussed with the CFGW Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Glacier’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Glacier common stock, applying the price to 2027 earnings multiples range of 8.0x to 18.0x referred to above and a discount rate of 8.70%.

Earnings Per Share Multiples

Annual Projection
Variance	8.0x	10.0x	12.0x	14.0x	16.0x	18.0x
(20.0%)	$14.00	$16.28	$18.56	$20.84	$23.12	$25.40
(10.0%)	$15.14	$17.71	$20.27	$22.83	$25.40	$27.96
0.0%	$16.28	$19.13	$21.98	$24.83	$27.68	$30.53
10.0%	$17.42	$20.56	$23.69	$26.82	$29.96	$33.09
20.0%	$18.56	$21.98	$25.40	$28.82	$32.24	$35.65

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on Glacier assuming the transaction closes on December 31, 2023. Piper Sandler utilized the following information and assumptions: (a) for CFGW, net income for the years ending December 31, 2023 through December 31, 2027, and 5.0% annual growth thereafter, as adjusted and directed by Glacier management, (b) for Glacier, mean analyst consensus annual EPS projections for 2023 and 2024, with EPS growing 5.0% from 2025 onward and keeping dividends per share flat from 2024 onward, as directed by Glacier management, and (c) certain assumptions related to purchase accounting adjustments, cost savings and transaction expenses. The analysis indicated that the transaction could be accretive to Glacier’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending 2023 through 2027 and dilutive to Glacier’s estimated tangible book value per share at closing.

In connection with this analysis, Piper Sandler considered and discussed with the CFGW Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as CFGW’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.55% of the aggregate purchase price, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $1,250,000. Piper Sandler also received a $250,000 fee from CFGW upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the transaction. CFGW has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

Piper Sandler did not provide any other investment banking services to CFGW in the two years preceding the date of Piper Sandler’s opinion, nor did Piper Sandler provide any investment banking services to Glacier in the two years preceding the date thereof. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to CFGW, Glacier and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of CFGW, Glacier and their respective affiliates for Piper Sandler’s own account and for the accounts of Piper Sandler’s customers.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference into this proxy statement/prospectus and is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of CFGW with and into Glacier and, immediately thereafter, the merger of the Bank with and into Glacier Bank, Glacier’s wholly owned subsidiary.

In the merger, CFGW shareholders who do not dissent will receive Glacier common stock for their CFGW common shares, as described below. See “– Merger Consideration.”

The merger agreement is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of CFGW, regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. While Glacier and CFGW believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “ -– Conditions to the Merger” and “– Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, each CFGW common share will be converted into the right to receive 1.0931 Glacier shares.

The per share stock consideration will be subject to reduction if the “CFGW Closing Capital”, as determined in accordance with the merger agreement, is less than $49,200,000 (subject to specified adjustments) (the “Closing Capital Requirement”). In such event, the per share stock consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth, determined by dividing the negative differential between the CFGW Closing Capital and the Closing Capital Requirement by the average daily closing price of Glacier common stock for the 20 trading days immediately preceding such date, and dividing that result by the number of CFGW common shares outstanding at the effective time of the merger.

If the CFGW Closing Capital is in excess of $49,200,000, subject to adjustment as provided in the merger agreement, CFGW may, prior to the merger, declare and pay a special cash dividend to its shareholders in the aggregate amount of such excess.

“CFGW Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing of the merger, of CFGW’s capital stock, surplus and retained earnings determined in accordance with accounting principles generally accepted in the United States (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which CFGW’s consolidated tangible equity capital at December 31, 2022 and March 31, 2023 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on CFGW’s balance sheet.

The CFGW Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by CFGW, as determined and agreed upon between CFGW and Glacier in accordance with the merger agreement. To the extent that such final transaction-related expenses, exclusive of certain payments to CFGW officers, do not equal $4,200,000, the amount of such difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the CFGW Closing Capital, reducing or increasing, as the case may be, the CFGW Closing Capital.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $28.77 (which was the closing price of Glacier common stock on September 25, 2023), each of your CFGW common shares would be exchanged for 1.0931 shares of Glacier common stock with a value equal to $31.45.

Treatment of CFGW Options

Under the terms of the CFGW Stock Plans, all outstanding CFGW Options will vest in full in connection with the completion of the merger. Under the terms of the merger agreement, holders of any CFGW Options that may be exercised may provide notice of exercise of such CFGW Options to CFGW on or before the 10th calendar day prior to the effective date of the merger (the “option exercise notice deadline”). Holders of CFGW Options who exercise such CFGW Options prior to the option exercise notice deadline will receive CFGW common shares in accordance with the terms of the exercised CFGW Options, and such CFGW common shares will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

With respect to any CFGW Options that remain outstanding and unexercised when the merger agreement becomes effective (the “effective time”), each such outstanding CFGW Option under the CFGW Stock Plans will be automatically canceled at the effective time, and the holders of CFGW Options will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the Glacier average closing price multiplied by the per share stock consideration and (b) the exercise price per share of such CFGW Option, net of any cash which must be withheld under applicable tax laws. Any CFGW Option that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of CFGW common shares in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act (the “MBCA”) and the Washington Revised Business Corporation Act (the “WBCA”). Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the fourth quarter of 2023.

Letter of Transmittal

Within five business days following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of CFGW common shares. This mailing will contain instructions on how to surrender CFGW common share certificates or other evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each CFGW share certificate will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate. CFGW shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their CFGW common shares for (i) evidence of issuance in book entry form, or upon the written request of the holder, stock certificates, representing Glacier common stock, and (ii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for CFGW common shares has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration (and cash in lieu of fractional shares, if any), if the holder provides Glacier with (i) satisfactory evidence that the holder owns the CFGW common shares and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreements

Certain director- and officer- shareholders of CFGW (each, a “Shareholder”) have entered into a Voting Agreement and Irrevocable Proxy with Glacier, Glacier Bank, CFGW, and the Bank, dated August 8, 2023 (the “Voting Agreement”). Under the Voting Agreement, each Shareholder agrees, among other things, to vote all shares of CFGW common stock that he or she owns or controls in favor of the merger agreement. The Voting Agreement also prohibits each Shareholder from selling, transferring, encumbering, or granting a proxy in respect of his or her shares prior to the termination of the Voting Agreement, subject to certain exceptions. As of the record date, the Shareholders under the Voting Agreement are collectively entitled to vote a total of 612,869 CFGW common shares, representing approximately 28.7% of all outstanding CFGW common shares. The Voting Agreement also provides that each Shareholder will vote his or her shares in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. Any such vote to adjourn, if necessary, would occur at the special meeting.

Dissenters’ Rights

Under the Revised Code of Washington (“RCW”), CFGW shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of CFGW common stock.

CFGW shareholders electing to exercise dissenters’ rights must comply with the provisions of applicable Washington laws in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that a CFGW shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Washington dissenters’ rights laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to exercise dissenters’ rights must:

•	deliver to CFGW before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote in favor of the merger.

A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Community Financial Group, Inc.

222 North Wall Street

Suite 300

Spokane, Washington 99201

ATTN: Tina Campbell, Board Secretary

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying CFGW in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to CFGW the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has the power to direct the vote.

A shareholder who does not, prior to the special shareholders’ meeting, deliver to CFGW a written notice of the shareholder’s intent to demand payment for the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all CFGW shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

•	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

•

supply a form for demanding payment that includes the date of the first announcement of the terms of the merger and that requires that the person asserting dissenters’ rights certify whether the person acquired beneficial ownership of the shares before that date;

•	set a date by which Glacier must receive the payment demand, which date must be at least 30 but not more than 60 days after the date the notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and include specified financial and other information related to the estimate; and

•	be accompanied by a copy of the dissenters’ rights provisions of the RCW, 23B.13.010 through 23B.13.310.

A shareholder who sent a notice as described above must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date the terms of the merger were first announced as set forth in the notice, and deposit the shareholder’s certificates in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates retains all other rights of a shareholder until these rights are canceled or modified.

A shareholder who does not demand payment or does not deposit the shareholder’s certificates if required, each by the date set forth in the notice, is not entitled to payment for such shareholder’s shares.

The RCW provides that Glacier (as the surviving corporation) must pay any dissenter who has complied with the requirements summarized above the “fair value” of the shareholder’s shares plus interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of CFGW prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless exclusion is inequitable. The “fair value” may be less than, equal to, or greater than the value of the consideration that a CFGW shareholder would be entitled to receive under the merger agreement. Investment banker opinions as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the merger are not opinions as to, and do not address, “fair value” under the RCW.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine fair value.

No CFGW shareholder who has validly exercised its dissenters’ rights pursuant to Chapter 23B.13 of the RCW with respect to its CFGW common shares will be entitled to receive any portion of the merger consideration with respect to the dissenting shares owned by such dissenting CFGW shareholder unless and until such dissenting CFGW shareholder fails to perfect or otherwise waives, withdraws or loses its dissenting rights under the RCW. Each dissenting CFGW shareholder will be entitled to receive only the payment resulting from the procedures set forth in Chapter 23B.13 of the RCW with respect to the dissenting shares owned by such dissenting CFGW shareholder.

In view of the complexity of the Washington statutes governing dissenters’ rights, CFGW shareholders who wish to dissent from the merger and pursue dissenter’s rights should consult their legal advisors.

The failure of a CFGW shareholder to comply strictly with the Washington statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Conditions to the Merger

Completion of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain customary conditions must be satisfied, or specified events must occur, before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them.

Additionally, either Glacier or CFGW may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “–Termination of the Merger Agreement.”

Either Glacier or CFGW may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and CFGW shareholder approval). Either Glacier or CFGW may also grant extended time to the other party to complete an obligation or condition.

Covenants

The merger agreement contains numerous agreements between the parties regarding the handling of various matters before the merger. These agreements include:

•

for CFGW, a general obligation to conduct business in the ordinary course, consistent with past practice in compliance with applicable laws and to generally maintain and preserve intact its properties, business, management and compensation structure;

•

actions that CFGW must refrain from taking, and certain actions that CFGW must take, during the period between the date of the merger agreement and the closing with regard to a number of matters outside the ordinary course of business;

•	agreements by both parties to cooperate in the preparation and submission of proxy materials, regulatory applications and for Glacier to make certain filings and notices;

•

agreement by CFGW to convene a shareholders’ meeting and submit the merger agreement for consideration at such meeting and, subject to certain limitations (described below under “No-Shop”/Board Recommendation Provisions), solicit approval of the merger agreement from its shareholders and recommend that shareholders approve the merger agreement;

•

agreements by the parties that they will provide notice to each other of certain events, including notice by either party of the occurrence of any event that could be expected to have a material adverse effect; and

•

agreements by the parties to use commercially reasonably efforts to permit the consummation of the merger to occur as soon as reasonably practicable, subject to other terms and conditions of the merger agreement.

“No-Shop”/Board Recommendation Provisions

The merger agreement provides that, as of the signing of the merger agreement, CFGW and the Bank must cease any existing activities, discussions or negotiations with any parties with respect to a third-party acquisition proposal and, except as otherwise permitted under the merger agreement, CFGW and the Bank may not, and must direct and use their best efforts to cause their directors, officers, employees, agents and representatives not to:

•	initiate, solicit or encourage or take any other action to facilitate inquiries or proposals regarding, or the making of any proposal or offer with respect to, a third-party acquisition;

•	engage in any negotiations or discussions with any person concerning a third-party acquisition;

•	provide any confidential information to any person in connection with any third-party acquisition; or

•	otherwise facilitate any effort or attempt to make or implement a third-party acquisition.

Notwithstanding the immediately preceding provision, before CFGW’s shareholders approve the merger, if CFGW receives a written unsolicited acquisition proposal and the CFGW Board determines in good faith and after consultation with independent legal counsel that (a) the proposal constitutes or is reasonably expected to result in a superior proposal and (b) the board’s fiduciary duties require CFGW to engage in negotiations with, provide confidential information to, or have any discussions with, a person in connection with such proposal, then CFGW may do so to the extent the board determines that failure to take such actions would result in a breach of the directors’ fiduciary duties under applicable law. In such event, prior to providing any confidential information, CFGW must enter into a confidentiality agreement with the person on terms at least as favorable to CFGW as its confidentiality agreement with Glacier. CFGW must notify Glacier of any unsolicited acquisition proposal it receives.

The merger agreement provides that the CFGW Board will recommend approval of the merger agreement to CFGW’s shareholders, and will not withdraw, modify or qualify its recommendation, unless CFGW receives a superior proposal and the CFGW Board determines, in good faith and after consultation with its legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify or qualify its recommendation.

Representations and Warranties

CFGW and Glacier have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the parties, including being qualified by knowledge, materiality or disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and are likely to be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of CFGW. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of CFGW shareholders. However, after CFGW shareholder approval, any amendment that would change the form or reduce the amount of consideration that CFGW shareholders will receive in the merger would require further approval from CFGW shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or CFGW to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before May 31, 2024, then at any time after that date, either Glacier or CFGW may terminate the merger agreement and the merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided, however, if as of May 31, 2024, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before August 31, 2024, if either Glacier or CFGW notifies the other party in writing on or prior to May 31, 2024, of its election to extend such date.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by CFGW shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is subject to a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic business benefits of the merger to Glacier, subject to certain rights granted in the merger agreement to appeal any denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement in a manner that would entitle the other party not to consummate the merger) if there has been a breach of any of the covenants or obligations set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger, subject to certain conditions.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the CFGW Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the CFGW Board recommends approval of the merger to its shareholders, Glacier or CFGW may terminate the merger agreement if CFGW shareholders do not approve the merger.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding CFGW shares have properly given notice of their intent to assert dissenters’ rights under Washington law.

Superior Proposal – Termination by CFGW. CFGW may terminate the merger agreement if the CFGW Board determines in good faith that CFGW has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that CFGW may terminate the merger agreement only if CFGW (i) has not breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to CFGW shareholders; (ii) promptly following the delivery of such notice of termination to Glacier, CFGW enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) CFGW has provided Glacier with at least ten days’ prior written notice (the “Notice Period”) that the CFGW Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement during the Notice Period (and negotiated with Glacier in good faith with respect to such terms during the Notice Period) in such a manner as would enable the CFGW Board to proceed with the merger without violating their fiduciary duties and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if an “Acquisition Event” (as defined in the merger agreement) has occurred.

Break-Up Fee

If the merger agreement is terminated because (i) the CFGW Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) CFGW terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the CFGW Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then CFGW will immediately pay Glacier a break-up fee of $3,100,000.

In addition, if the merger agreement is terminated (i) by Glacier for CFGW’s breach of specified covenants set forth in the merger agreement or (ii) by Glacier due to the merger agreement not being approved by the CFGW shareholders, and within 18 months after any such termination, CFGW or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then CFGW will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $3,100,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and CFGW will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, the parties will conduct their respective business only in the ordinary and usual course. In that regard, the merger agreement provides that, unless the other party otherwise consents in writing, and except as required by applicable regulatory authorities, the parties will refrain from engaging in specified significant activities.

Bank Management and Operations After the Merger

Immediately following the merger of CFGW with and into Glacier, the Bank will be merged with and into Glacier Bank. The former branches of the Bank, together with certain branches of Glacier Bank currently known as “North Cascades Bank,” will operate as a newly-established division of Glacier and Glacier Bank to be known as “Wheatland Bank, division of Glacier Bank” (the “Division”). After the closing of the merger, Glacier Bank will establish an advisory board of directors for the Division, to include members designated by the Bank’s chief executive officer, in consultation with Glacier. See “The Merger—Division Advisory Board.”

Employees and Employee Benefit Plans

The merger agreement provides that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of CFGW or the Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier and/or Glacier Bank that are generally available to similarly situated employees of Glacier and/or Glacier Bank.

Current employees’ prior service with CFGW and/or the Bank, as applicable, will constitute prior service with Glacier or Glacier Bank for all purposes with respect to employee benefit plans. Any current employees of CFGW or the Bank who are not entitled to severance, change in control, or other payments at or in connection with the closing of the merger and are not offered a position by Glacier or retained by Glacier Bank for at least one year following the closing of the merger will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the closing of the merger based on the number of such employee’s years of prior service with CFGW and the Bank, as applicable, at the expense of Glacier.

Certain benefit and compensation plans, including the Wheatland Bank Employee Stock Ownership Plan With 401(k) Provisions (the “KSOP”), will be terminated in connection with the merger. Prior to the closing of the merger, CFGW will adopt an amendment to the KSOP that provides that, contingent upon the closing of the merger: (a) the KSOP shall be terminated effective as of the day before the closing of the merger, (b) no new participants shall be admitted to the KSOP after the termination, (c) the accounts of participants in the KSOP shall fully vest and be 100 percent non-forfeitable, and (d) the KSOP shall permit the entire balance of a participant’s account to be distributable following receipt of a determination by the Internal Revenue Service that termination of the KSOP does not adversely affect the KSOP’s tax-qualified status.

Interests of CFGW Directors and Executive Officers in the Merger

Certain members of the CFGW and/or Bank Board and executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of CFGW generally. The CFGW Board was aware of these interests and considered them, among other things, in approving the merger agreement.

Change in Control Payments Under Existing Agreement with CFGW

CFGW and the Bank in 1999 entered into employment agreements or change in control agreements with certain executive officers of CFGW and the Bank that provide for benefits and compensation payable in the event of a termination of employment following a change in control of CFGW. The employment agreement with Susan M. Horton, President and Chief Executive Officer of CFGW and the Bank, provides that if Ms. Horton’s employment is terminated without Cause or by Ms. Horton with Good Reason (as such terms are defined in the agreement) within a specified period following a change in control, Ms. Horton would be entitled to a lump-sum severance payment equal to 2.99 times the compensation paid to Ms. Horton in the preceding calendar year, or scheduled to be paid to Ms. Horton during the year in which termination occurs, whichever is greater, plus an additional amount sufficient to pay U.S. income tax on the amount paid.

The payments described below will satisfy the rights to payments that Ms. Horton is entitled to receive pursuant to her prior employment agreement.

Closing Payment Agreement

Glacier, Glacier Bank, CFGW and the Bank have entered into a closing payment agreement (the “Closing Payment Agreement”) with Susan M. Horton, which, together with her employment agreement described below, supersedes her prior employment agreement in its entirety, including with respect to the change in control severance benefits provided for in that agreement. The Closing Payment Agreement is effective on (and conditioned upon) the closing of the merger. The Closing Payment Agreement provides that if Ms. Horton remains employed with CFGW and the Bank through the closing date of the merger, she will receive a lump-sum cash payment of $680,000, less applicable tax withholdings. The Closing Payment Agreement provides, however, that if such amount, together with any other payments or rights which Ms. Horton may be entitled to receive, would constitute an “excess parachute payment” under applicable provisions of the Internal Revenue Code, the payment pursuant to the Closing Payment Agreement will be reduced to the extent necessary to ensure that no portion of such payment will be subject to the excise tax imposed on excess parachute payments.

Employment Agreement with Glacier Bank

Susan M. Horton

Glacier Bank has entered into an employment agreement with Susan M. Horton, currently President and Chief Executive Officer of Wheatland Bank, regarding employment by Glacier Bank following the merger. Ms. Horton will serve as President and Chief Executive Officer of Wheatland Bank, division of Glacier Bank. The employment agreement is effective on (and conditioned upon) the closing of the merger and continues until December 31, 2026. The employment agreement provides for an annualized base salary for the remainder of calendar year 2023 equal to her current base salary at the Bank. Thereafter, Ms. Horton will receive an annualized base salary of $500,000 for calendar year 2024, $515,000 for calendar year 2025, and $530,450 for calendar year 2026. Additionally, Ms. Horton will be eligible for incentive bonuses in the aggregate amount of $235,000, of which $135,000 will be paid on or before December 31, 2024, $75,000 will be paid on or before December 31, 2025, and $25,000 will be paid on or before December 31, 2026, provided that she remains employed by Glacier Bank through each such date.

Ms. Horton will also be eligible for a retention bonus of $1,050,000, less required payroll tax withholdings, payable on the first to occur of (i) the later of March 31, 2024 or the closing date of the merger, or (ii) ten days after completion of the core systems conversion of the Bank’s operating system, provided that she remains employed through such date. In the event that Ms. Horton’s employment is terminated by Glacier Bank without Cause or Ms. Horton terminates her employment with Good Reason (as such terms are defined in the employment agreement), her entitlement to any unpaid retention bonus will be accelerated.

In consideration of Ms. Horton’s agreement to certain covenants not to compete or solicit customers or employees for a period of three years following the end of the term of Ms. Horton’s employment agreement, she will receive total payments in the amount of $1,800,000, which will be payable on a semi-annual basis, in equal installments of $300,000 each, beginning on the later of the effective date of the merger or May 31, 2024, and continuing each November 30th and May 31st thereafter until paid in full. These amounts will be payable to Ms. Horton regardless of whether her employment with Glacier Bank ends before the expiration of the employment agreement.

Ms. Horton will receive restricted stock unit awards under Glacier’s stock incentive plan following the closing of the merger, and after January 1, 2025 and January 1, 2026, respectively, with a grant date value of $135,000, $75,000, and $25,000, respectively. The initial restricted stock award will vest in full on the first to occur of the first anniversary of the effective date of the merger or December 31, 2024, the restricted stock award made in 2025 will vest in full on the first to occur of the second anniversary of the effective date of the merger or December 31, 2025, and the restricted stock award made in 2026 will vest in full on the first to occur of the third anniversary of the effective date of the merger or December 31, 2026. In the event of Ms. Horton’s termination of employment for any reason except death or disability, the right to receive future awards and any unvested portion of any issued awards will be forfeited.

Ms. Horton will be eligible to participate in Glacier Bank’s applicable long and short term incentive plans, deferred compensation arrangements and the Glacier Bank 401(k) profit sharing plan. She will also be entitled to participate in any group life insurance, disability, medical, dental, vision, health and accident insurance plans, and any other employee fringe benefit plans that Glacier or Glacier Bank may have in effect from time to time for its similarly situated employees.

If Ms. Horton’s employment is terminated for Cause or she terminates her employment without Good Reason, Glacier Bank will pay her the annualized base salary earned and reimbursable expenses incurred through the date of termination.

If Ms. Horton’s employment is terminated without Cause or she terminates her employment for Good Reason, contingent upon her execution of a release of claims and her continued compliance with the non-competition provisions of the employment agreement, Glacier Bank will pay Ms. Horton, in addition to the restrictive covenant payments, an amount equal to the amount of annualized base salary remaining to be paid during the term of the agreement, payable in equal monthly installments over a period of one year.

The terms of Ms. Horton’s employment agreement provide that, during Ms. Horton’s employment and for a period of three years after the term of her employment agreement, Ms. Horton will not (1) provide the same or similar services as she performed on behalf of Glacier Bank to any person or entity engaged in any competing business within specified counties in Washington, or serve in any capacity with any such person or entity; (2) solicit, recruit, persuade or entice, or attempt to solicit, recruit or entice, any employee of Glacier or Glacier Bank to terminate his or her employment with Glacier or Glacier Bank, or any other person or entity to terminate, cancel, rescind or revoke its business or contractual relationships with Glacier or Glacier Bank; or (3) solicit or attempt to solicit, divert, or take away from Glacier Bank or Glacier any person or entity that is a current customer of Glacier Bank or Glacier and to whom Ms. Horton, directly or indirectly, provided services, contracted with, or solicited business on behalf of Glacier Bank or Glacier within 12 months prior to the termination of Ms. Horton’s employment.

KSOP Accelerated Vesting

Executive officers of CFGW and the Bank are participants in the KSOP. The KSOP is being terminated in conjunction with the closing of the merger and, as such, the accounts of participants in the KSOP shall fully vest and be 100 percent non-forfeitable, and the KSOP shall permit the entire balance of a participant’s account to be distributable following receipt of a determination by the Internal Revenue Service that termination of the KSOP does not adversely affect the KSOP’s tax-qualified status.

Target Annual Cash Incentive

Executive officers of CFGW and the Bank will be eligible to receive their respective target annual cash incentive amounts for 2023, pro-rated to the anticipated closing date of November 30, 2023 for the merger transaction. In particular, Ms. Horton, Ms. Yarnell and Messrs. Druffel, Palmer and Hudson participate in the Senior Executive Compensation Plans (the “Senior Plans”). To the extent closing of the merger occurs prior to the Bank’s calculation and payment of bonuses owing to these executive officers pursuant to the Senior Plans, the Bank will make a reasonable estimate of the payments owing under the Senior Plans as of the effective date of the merger and CFGW will fully accrue such amounts as of the effective date. Glacier Bank will then pay these bonus payments. The target percentage for cash incentives calculated through June 30, 2023 have been paid out. The table below sets forth the target percentage for cash incentives for each executive officer and the accompanying pro-rated amount for July 1, 2023 through November 30, 2023. It is anticipated that these payments will be paid out to the executives listed below in the first quarter of 2024.

Executive Officer	Target Percentage for Cash Incentives	Pro-Rated Bonus Amount
Susan M. Horton	5% Net Income Before Tax	$152,799
Allison Yarnell	1% Net Income Before Tax	$30,560
Joe Druffel	1% Net Income Before Tax	$30,560
Mike Palmer	1% Net Income Before Tax	$30,560
Jamie Hudson	1% Net Income Before Tax	$30,560
Troy Sims	0.075% of gross RE loan Production	$65,625

Accelerated Vesting of Options

The directors and certain executive officers of CFGW have previously received CFGW Options that vest over time. All outstanding CFGW Options that remain unexercised will be automatically canceled at the effective time of the merger and, regardless of whether the CFGW Options had become vested and exercisable before the effective time of the merger, the holders of the outstanding CFGW Options will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the Glacier average closing price (as defined in the merger agreement) multiplied by the per share stock consideration and (b) the exercise price per share of such CFGW Option, net of any cash that must be withheld under applicable tax laws. Any CFGW Option that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment.

Stock Ownership

As described below under “Information Concerning Community Financial Group, Inc.—Share Ownership of Principal Shareholders, Management and Directors of CFGW”, as of the record date, CFGW directors, executive officers and their related entities beneficially owned 617,121 CFGW common shares. CFGW directors and executive officers will receive the same consideration in the merger for their shares as will other CFGW shareholders.

Division Advisory Board

Within 30 days prior to the closing of the merger, the Bank’s chief executive officer will, in consultation with Glacier, designate each of the individuals to be appointed by Glacier Bank as members of an advisory board for the Division. The designated individuals will include the Bank’s chief executive officer, Glacier Bank’s chief executive officer (or, if unavailable, a designee selected by him), and each of the members of the Bank board of directors who elect to serve, and the remaining designated individuals will be selected from the members of the advisory board of directors of North Cascades Bank. The advisory board will be formed within a reasonable time after the closing of the merger, and will operate in a manner consistent with boards of Glacier Bank’s other divisions, and will advise and support Glacier Bank regarding the Division and its market area, deposit retention, lending activities and customer relationships.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of CFGW and the Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification will be to the fullest extent that such persons would have been entitled to indemnification under applicable law, CFGW’s articles or the Bank’s articles or CFGW’s bylaws or the Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will purchase, at the sole cost and expense of CFGW and with CFGW’s cooperation, a six-year “tail” policy for CFGW’s current directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger, provided that the premiums for such policy shall not exceed 200 percent of the current annualized premiums.

Interests of Directors Combined

In conjunction with the merger agreement, members of the CFGW Board executed voting agreements to vote their respective share holdings in support of the merger and also executed non-competition, non-solicitation, and confidentiality agreements as described below. As of the closing date of the merger, members of the CFGW Board and the board of directors of the Bank will resign from those boards and become members of the advisory board for the Division.

Glacier Directors and Executive Officers

Each of the directors and executive officers of Glacier prior to the merger will remain the directors and officers of Glacier following the completion of the merger.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” each of the directors and executive officers of CFGW have entered into a voting agreement, dated as of August 8, 2023. Pursuant to the voting agreement, each signing person agrees to vote the CFGW common shares that they are entitled to vote and that they own or control in favor of the merger.

Non-Competition, Non-Solicitation, and Confidentiality Agreement

The directors of CFGW and the Bank (each, a “Director”) have entered into a Non-Competition, Non-Solicitation, and Confidentiality Agreement with Glacier, Glacier Bank, CFGW, and the Bank, dated August 8, 2023 (the “Non-Competition Agreement”). The Non-Competition Agreement establishes certain obligations of each Director not to compete with Glacier or Glacier Bank for a specified amount of time following the merger. Except under certain limited circumstances, the Non-Competition Agreement prohibits each Director from becoming involved in any depository, financial, or lending institution, wealth management company, or trust company, or any holding thereof, which operates within a certain geographic area. The Non-Competition Agreement also generally prohibits each Director from soliciting Glacier’s or Glacier Bank’s employees, independent contractors, customers, business partners, or joint venturers. For each Director, the term of the Non-Competition Agreement commences upon the effective date of the merger and continues until the later to occur of (i) two (2) years after the effective date of the merger, or (ii) if applicable, one (1) year after the termination of any service by such Director as a post-merger member of an advisory board for the Division. A carve-out from certain provisions of the Non-Competition Agreement has been made for one Director of the Bank due to special circumstances relating to his current employment. Nothing in the Non-Competition Agreement prevents a Director from becoming involved with a financial institution that has no material operations in the covered geographic area, and it further provides that a Director may request in advance and in writing that Glacier waive the restrictions set forth in the Non-Competition Agreement with respect to a particular proposed activity with a competing business.

Regulatory Requirements

Closing of the merger is subject to approval or waiver by the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, and the Washington State Department of Financial Institutions. The U.S. Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the merger on antitrust grounds. Glacier and CFGW have filed or will file all required applications and waiver requests to obtain the regulatory approvals and waivers or non-objections necessary to consummate the merger. Glacier and CFGW cannot predict whether the required regulatory approvals and waivers or non-objections will be obtained, when they will be received or whether they will be subject to any conditions.

Material U.S. Federal Income Tax Consequences of the Merger to CFGW Shareholders

This section generally describes the anticipated material U.S. federal income tax consequences of the merger of CFGW with and into Glacier, to U.S. holders (as defined below) of CFGW common shares who exchange CFGW common shares for shares of Glacier common stock pursuant to the merger. The summary is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of CFGW common shares who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the control of all of its substantial decisions by one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds CFGW common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding CFGW common shares, or a partner therein, you should consult your tax advisor about the consequences of the merger to you.

This discussion addresses only those CFGW shareholders that hold their CFGW common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular CFGW shareholders in light of their individual circumstances or to CFGW shareholders that are subject to special rules, including, without limitation:

•	banks and other financial institutions;

•	S corporations, grantor trusts, pass-through entities or investors in any of the foregoing;

•	insurance companies;

•	tax-exempt entities or organizations;

•	dealers or brokers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons who hold CFGW common shares as part of a straddle, hedge, constructive sale or conversion or other integrated transaction;

•	certain expatriates or former citizens or residents of the United States;

•	persons that have a functional currency other than the United States dollar;

•	retirement plans, individual retirement accounts, or other tax deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	persons other than U.S. holders; and

•	shareholders who acquired their CFGW common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger, nor does it address the 3.8% U.S. Medicare contribution surtax.

It is a condition to the respective obligations of Glacier and CFGW to complete the merger that each party will have obtained from its counsel an opinion to the effect that the merger will for U.S. federal income tax purposes qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. The opinions will be based on facts and representations contained in representation letters provided by Glacier and CFGW to be delivered at the time of closing and based on customary factual assumptions. If any fact, assumption or representation upon which either such opinion is based is or becomes inaccurate, the accuracy of such opinion and the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect. An opinion of counsel represents such counsel’s best legal judgement, but the opinion is not binding on the Internal Revenue Service or the courts. Neither Glacier nor CFGW has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below or any of the tax consequences described in the opinions. Accordingly, each CFGW shareholder should consult his or her tax advisor with respect to the particular tax consequences of the merger to such holder.

The following discussion generally assumes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Tax Consequences of the Merger Generally to Holders of CFGW Common Shares. If the merger of CFGW with and into Glacier is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences of the merger to U.S. holders of CFGW common shares will be as follows (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”):

•

U.S. holders of CFGW common shares generally will not recognize loss on account of the merger, and will recognize gain on account of the merger only to the extent of the lesser of (i) any amount of cash received or treated as received by the U.S. holder in the merger (but excluding any cash received in lieu of a fractional share) and (ii) the excess, if any, of any amount of cash received or treated as received in the merger (other than cash received in lieu of a fractional share) plus the fair market value of the Glacier common stock received in the merger over the U.S. holder’s basis in the CFGW common shares surrendered in exchange therefor;

•

A CFGW shareholder’s aggregate basis in the Glacier common stock received in the merger generally will be equal to such U.S. holder’s aggregate basis in the CFGW common shares surrendered in exchange therefor, increased by the amount of gain recognized (if any), and decreased by any amount of cash received or treated as received by the U.S. holder in the merger (other than cash received in lieu of a fractional share); and

•	The holding period of Glacier common stock received in an exchange for CFGW common shares will include the holding period of the CFGW common shares for which it is exchanged.

If a U.S. holder of CFGW common shares acquired different blocks of CFGW common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of CFGW common shares and such holder’s basis and holding period in his, her or its shares of Glacier common stock may be determined with reference to each block of CFGW common shares. Any such holders should consult their tax advisors regarding the manner in which Glacier common stock received in the exchange should be allocated among different blocks of CFGW common shares and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that a U.S. holder of CFGW common shares recognizes in connection with the merger generally will constitute capital gain, except to the extent recharacterized as dividend income, and will constitute long-term capital gain if such holder has held (or is treated as having held) his, her or its CFGW common shares for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of CFGW common shares is generally taxed at preferential rates. In some cases, including with respect to certain U.S. holders that actually or constructively own Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. A dividend from Glacier could be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gains so long as the requisite holding period is met. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, holders of CFGW common shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and the potential treatment of gain with respect to the merger as dividend income.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of CFGW common shares who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. The deemed redemption will generally be treated as a sale or exchange and, as a result, a holder of CFGW common shares will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in his, her or its fractional share interest as set forth above. Except to the extent of any amounts recharacterized as dividend income as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Special Distribution. Under the merger agreement, if CFGW’s capital prior to the closing of the merger is in excess of a specified minimum amount, CFGW may in its discretion declare and pay a special distribution in the amount of such excess to holders of its common stock as of the record date for the special distribution, without regard to whether such holders continue to hold any CFGW common shares through the closing of the merger and surrender their CFGW common shares and receive shares of Glacier common stock in exchange therefor. While the issue is not free from doubt, CFGW intends to treat that special distribution as a distribution in respect of CFGW common shares, rather than as cash consideration paid to CFGW shareholders in connection with the merger. Nonetheless, there is a risk that the Internal Revenue Service could take a contrary position, and that the courts could affirm such a contrary position, and CFGW cannot assure shareholders that its intended treatment will be upheld.

If, in accordance with CFGW’s intended treatment, the special distribution is treated as a separate distribution with respect to CFGW common shares, it will be treated as a dividend to the extent of CFGW’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, and as described above could be treated as a “qualified dividend.” Any remaining amount of such distribution in excess of CFGW’s current and accumulated earnings and profits would be treated as a return of capital to the extent of a U.S. holder’s basis in its CFGW common shares and thereafter as capital gain. Any such capital gain would constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its CFGW common shares for more than one year as of the date of the distribution. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. By contrast, if CFGW’s intended treatment is not upheld and the special distribution is integrated with the merger, the special distribution will be treated as cash received by CFGW shareholders in the merger and will be subject to the analysis described above in the section entitled “Tax Consequences of the Merger Generally to Holders of CFGW Common Shares.”

Backup Withholding and Information Reporting. In general, information reporting requirements may apply to cash payments, if any, made to a holder of CFGW common shares in connection with the merger, unless an exemption applies. Payments of cash made to a holder of CFGW common shares may, under certain circumstances, be subject to backup withholding at a current rate of 24%, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a holder of CFGW common shares under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger to U.S, holders of CFGW common shares. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of CFGW will be accounted for using the acquisition method of accounting by Glacier under GAAP. Accordingly, using the acquisition method of accounting, the assets and liabilities of CFGW will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of CFGW will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger. The fair value adjustments will be recognized in the consolidated statement of operations after the date of the merger over the estimated lives of the respective assets and liabilities.

INFORMATION CONCERNING GLACIER

Glacier Bancorp

49 Commons Loop

Kalispell, Montana 59901

Telephone: (406) 756-4200

Glacier is a Montana corporation and a registered bank holding company under the BHC Act. It was incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990 and is the bank holding company of Glacier Bank. Glacier Bank is a Montana state-chartered bank, which commenced operations in 1991 and is regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier Bank has 222 locations, consisting of 187 branches and 35 loan or administration offices, in 77 counties within 8 states including Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada.

Glacier Bank offers a wide range of banking products and services, including: retail banking; business banking; real estate, commercial, agriculture and consumer loans; and mortgage origination and loan servicing. Glacier Bank serves individuals, small to medium-sized businesses, community organizations and public entities.

As of June 30, 2023, Glacier had total assets of approximately $27.5 billion, total net loans receivable of approximately $15.8 billion, total deposits of approximately $20.0 billion and approximately $2.9 billion in shareholders’ equity.

Glacier common stock is traded on The New York Stock Exchange under the ticker symbol “GBCI”.

Additional information about Glacier and Glacier Bank may be found in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

INFORMATION CONCERNING COMMUNITY FINANCIAL GROUP, INC.

General

CFGW is a Washington corporation and a registered bank holding company under the BHC Act. It was incorporated in 1998 and is the bank holding company of the Bank. CFGW has no substantial operations separate or apart from the Bank. The Bank is a Washington state-chartered bank which commenced operations in 1979 and is regulated by the Washington State Department of Financial Institutions and the Federal Deposit Insurance Corporation.

The Bank’s principal office is located in Spokane, Washington and the Bank maintains branch offices in Spokane (two branches total), Spokane Valley, Chelan, Davenport, Ellensburg, Moses Lake, Odessa, Pasco, Quincy, Ritzville, Wenatchee, Wilbur and Yakima, all in Washington.

As of June 30, 2023, CFGW had total assets of approximately $753.77 million, total gross loans of approximately $474.93 million, total deposits of approximately $608.61 million and approximately $48.88 million in shareholders’ equity.

Market Area

CFGW’s principal market area consists of eastern and central Washington.

Lending Activities

The Bank’s principal business is to accept deposits from the public and to make loans and other investments. To develop business, the Bank relies to a great extent on the personalized approach of its officers and directors, who have extensive business and personal contacts in the communities served by the Bank. For businesses, the Bank provides commercial real estate term loans, agricultural lines of credit and agricultural real estate loans, commercial and industrial term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, construction and land development loans for builders and developers. The Bank also offers a variety of traditional loan products to its consumer customers which are primarily mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At June 30, 2023, the Bank’s total gross loan portfolio of approximately $474.93 million represented approximately 63% of the Bank’s total assets. As of such date, the Bank’s loan portfolio primarily consisted of 36.91% commercial real estate secured loans (excluding construction and land development loans), 19.34% farmland loans, 18.46% agricultural production, 8.35% one- to four-family residential real estate secured loans, 6.14% real estate construction and land development loans, 4.88% multi-family loans, 5.59% commercial loans, and 0.33% consumer and other loans.

Deposit and Banking Services

Customers of the Bank are provided with a full complement of traditional banking and deposit products. The Bank is engaged in substantially all of the business operations customarily conducted by independent financial institutions in Washington, including the acceptance of checking accounts, savings accounts (including health savings accounts), money market accounts and a variety of certificates of deposit accounts.

The Bank conducts a substantial amount of business with individuals, as well as with small to medium-sized businesses. The primary sources of core deposits are residents of the Bank’s primary market area and businesses and their employees located in that area. The Bank also obtains deposits through personal solicitation by its officers and directors and through local advertising. For the convenience of its customers, the

Bank offers drive-through banking facilities, Internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant services. The Bank’s services also include cashier’s checks, domestic wire transfers, account research, stop payments, and telephone and Internet-based transfers between accounts.

Wealth Management Services

The Bank is a party to a Financial Institution Service Agreement with LPL Financial, LLC (“LPL”) and also has a related joint marketing agreement with Purpose Financial Advisors, LLC to provide a wide range of securities brokerage services through Wheatland Wealth Management (“WWM”).

Purpose Financial Advisors are WWM’s Registered Representatives and are independent contractors of LPL.

Given the fact that Glacier does not offer such services, the parties intend to wind down the WMM book of business, and the Bank will explore selling the business and terminating such services prior to the closing of the merger.

CFGW Summary Financial Information

The following selected financial information is derived from financial statements of CFGW. Historical data as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are based upon unaudited financial statements and include, in the opinion of CFGW management, all normal recurring adjustments considered necessary to present fairly the results of operations and financial condition of CFGW.

CFGW

Balance Sheet

$000’s

	June 30, 2023	Year Ended December 31,
		2022	2021	2020
Cash and Due from Banks	$11,048	14,528	40,272	82,654
Investment Securities	$229,358	243,060	255,447	91,950
Gross Loans	$474,933	420,729	385,558	415,429
Allowance for Loan Loss	$4,368	4,232	4,218	4,431
Net Loans	$470,565	416,497	381,340	410,998
Premises & Fixed Assets	$16,953	17,036	17,259	15,994
Other Assets	$25,841	25,119	18,910	13,896

Total Assets	$753,765	716,240	713,228	615,492

Deposits	$608,605	637,145	645,484	554,175
Securities Sold Under Repurchase Agreements	$0	0	0	0
Short-term borrowings	$84,600	23,275	0	0
Subordinated Debentures	$4,124	4,124	4,124	4,124
Other Liabilities	$7,558	6,279	5,226	5,625

Total Liabilities	$704,887	670,823	654,834	563,924

Shareholders’ Equity	$48,878	45,417	58,394	51,568

Total Liabilities and Shareholders’ Equity	$753,765	716,240	713,228	615,492

CFGW

Income Statement

$000’s, Except Per Share

	Six Months Ended June 30,		Year Ended December 31,
	2023	2022	2022	2021	2020
Interest Income	$14,849	10,327	23,415	21,713	19,573
Interest Expense	$3,385	179	842	370	815
Net Interest Income	$11,464	10,148	22,573	21,343	18,758
Loan Loss Provision	$0	0	0	0	400
Non-interest Income	$2,545	3,786	6,662	11,041	9,149
Non-interest Expense	$10,459	10,971	21,217	22,174	19,667
Pre-Tax Income	$3,550	2,963	8,018	10,210	7,840
Taxes	$674	553	1,558	1,788	1,535
Net Income	$2,876	2,410	6,460	8,422	6,305
Basic Earnings Per Share	$2.73	2.29	3.07	4.10	3.08
Diluted Earnings Per Share	$2.70	2.26	3.03	4.05	3.03

Competition

CFGW experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies, financial technology companies and certain other non-financial institutions, which may offer more favorable financing alternatives than CFGW.

CFGW also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of CFGW’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than CFGW and some of them are not subject to the same degree of regulation as CFGW.

Employees

As of June 30, 2023, CFGW and the Bank had 135 full-time and 14 part-time employees. CFGW believes that it has a good working relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

CFGW’s principal office is located in Spokane, Washington. In addition to its principal office, CFGW operates, through the Bank, branch offices in Spokane (two branches, including the principal office), Spokane Valley, Chelan, Davenport, Ellensburg, Moses Lake, Odessa, Pasco, Quincy, Ritzville, Wenatchee, Wilbur and Yakima, all in Washington. All properties and buildings are owned with the exception of the Spokane Valley and Ellensburg Branches. The Spokane Valley Branch is operated under a land lease which is currently month-to-month, and the Ellensburg Branch is leased under a two-year operating lease with four remaining options to renew at two years each.

Given the close proximity of the Bank’s Spokane Valley Branch to another branch of Glacier Bank’s Mountain West Bank Division, in the Spokane Valley (two miles apart), and the relatively smaller deposit base in the Bank branch, Glacier Bank is expected to close the Bank’s Spokane Valley Branch and to serve those customers through Glacier Bank’s Mountain West Bank Division – Spokane Valley Financial Center, along with the Bank’s existing branches in Spokane. Similarly, the Bank’s Chelan Branch is across the street from the much larger North Cascades Bank Division Chelan Branch of Glacier Bank and likewise is expected to be closed following the merger, with its customers to be served through Glacier Bank’s branch.

Employees from the Bank’s Spokane Valley Branch and Chelan Branch will be relocated to the remaining Glacier branches.

Legal Proceedings

From time to time, litigation arises in the normal conduct of CFGW’s business. CFGW, however, is not currently involved in any litigation that management of CFGW believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of CFGW

The following table shows, as of June 30, 2023, the beneficial ownership of CFGW common stock by (i) each person known by CFGW to be the beneficial owner of more than 5% of CFGW’s outstanding common stock, (ii) each of CFGW’s directors and executive officers; and (iii) all of CFGW’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

Name	Shares Beneficially Owned(1)		Percentage of Class
Directors and Executive Officers
Susan M. Horton (1)	289,377	*	13.54%
Dennis D. Bly (2)	29,676		1.39
Donna T. Herak Bock (3)	40,187		1.88
Charles R. Cooper (4)	22,871	*	1.07
Scott K. Jones	14,164		0.66
Michael Quann (5)	110,624		5.18
Sean Jenks (6)	1,791		0.08
Chris Bell (7)	14,768		0.69
Allison Yarnell (8)	35,569	*	1.66
Joe Druffel (9)	44,158	*	2.07
Mike Palmer (10)	9,684	*	0.45
Troy Sims (11)	4,126	*	0.19
Jamie Hudson (12)	126	*	0.01
All Directors and Officers as a group	617,121		28.88%
5% Owners
Wheatland Bank KSOP (13)	223,322	*	10.45%

1	Includes 9,530 shares held in broker accounts and 18,785 shares in the KSOP*
2	Includes 10,878 shares held in broker accounts and 2,778 shares owned by his spouse
3	Includes 4,490 shares held in a broker account
4	Includes 2,963 shares in the KSOP*
5	Shares are jointly owned with his spouse
6	Shares are held under the name Madison Trust Company FBO Sean Jenks
7	Shares are owned jointly with his spouse and 12,519 shares owned in a broker account
8	Includes 1,173 shares owned in a broker account and 13,257 shares in the KSOP*
9	Includes 10,266 shares in the KSOP*
10	Includes 7,303 shares owned jointly with his spouse and 2,381 shares in the KSOP*
11	Includes 4,126 shares in the KSOP*
12	Includes 126 shares in the KSOP*
13	Trustees are Charles Cooper, Dennis Bly and Allison Yarnell
*	KSOP shares are as of December 31, 2022

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier board of directors may determine.

Glacier common stock is listed for trading on The New York Stock Exchange under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and CFGW Common Shares” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND CFGW COMMON SHARES

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of CFGW’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of CFGW’s shareholders are currently governed by Washington law, CFGW’s articles and CFGW’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and CFGW shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Washington. See also “Where You Can Find More Information.”

	Glacier	CFGW
Authorized Capital Stock	Under Glacier’s articles, Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of serial preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.	Under CFGW’s articles, CFGW’s authorized capital stock consists of 4,000,000 shares of common stock, no par value per share, and 300,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently outstanding.

Common Stock	As of September 25, 2023, there were 110,879,365 shares of Glacier common stock issued and outstanding, in addition to 283,098 shares of unvested restricted stock awards and 9,635 outstanding stock options under Glacier’s employee and director equity compensation plans.	As of the record date, there were 2,136,808 CFGW common shares issued and outstanding, and no CFGW preferred shares outstanding. In addition, as of the record date, there were 86,182 shares subject to outstanding options under the CFGW Stock Plans.

Preferred Stock	As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier board of directors may determine.	As of the date of this proxy statement/prospectus, CFGW had no preferred shares issued.

Dividend Rights	Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries, and is also	Dividends may be paid on CFGW common shares as and when declared by the CFGW Board out of funds legally available for the payment of dividends. The CFGW Board may issue preferred stock that is entitled to such dividend rights as the board may determine, including priority over the common stock in the payment of dividends. The ability of CFGW to pay dividends to its shareholders, and the ability of the Bank to pay dividends to CFGW, is limited under state and

	Glacier	CFGW
	limited under state and federal laws and regulations applicable to banks and bank holding companies.	federal laws and regulations applicable to banks and bank holding companies.

Voting Rights; Quorum

All voting rights are currently vested in the holders of Glacier common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

Glacier’s bylaws provide that each share entitled to vote is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Glacier’s articles and bylaws each provide that shareholders do not have cumulative voting rights in the election of directors. If a quorum exists, other than in the election of directors, the votes of a majority in interest of those present is sufficient to transact business, unless Glacier’s articles, bylaws or the MBCA require a greater number of affirmative votes. Subject to any exceptions in the MBCA, a quorum consists of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock entitled to vote.

All voting rights are currently vested in the holders of CFGW common shares, with each share being entitled to one vote. CFGW’s articles and bylaws provide that each share entitled to vote is entitled to one vote upon matters submitted to a vote at a meeting of shareholders, and that shareholders have cumulative voting rights in the election of directors such that each shareholder is entitled to a number of votes equal to the number of the shareholder’s shares of stock multiplied by the number of directors to be elected, and the shareholder may cast all of those votes for a single qualified nominee or may distribute the votes among any number of qualified nominees for the directorships to be filled. If a quorum exists, other than in the election of directors, the affirmative vote of at least a majority of the shareholders represented at the meeting will be the act of the shareholders, unless the vote of a greater number is required by the WBCA or CFGW’s articles or bylaws. Subject to any exceptions in CFGW’s bylaws or articles or the WBCA, a majority of the issued and outstanding shares of capital stock of CFGW constitutes a quorum of that voting group for action on that matter.

Preemptive Rights	Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.	CFGW’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. CFGW’s articles provide the CFGW Board with the power to authorize preemptive rights upon any stock issuance.

Liquidation Rights	If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the	If CFGW is liquidated, the holders of CFGW common shares are entitled to share, on a pro rata basis, CFGW’s remaining assets after provision for liabilities, subject to any prior or superior rights of liquidation conferred

	Glacier	CFGW
	liquidation rights of any preferred stock that may be issued.	on any CFGW preferred stock then outstanding.

Assessments	All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.	All outstanding CFGW common shares are fully paid and nonassessable.

Amendment of Articles and Bylaws

The MBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

The WBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by two-thirds of the voting group comprising all the votes entitled to be cast on the proposed amendment, and of each other voting group entitled under the WBCA or the articles of incorporation to vote separately on the proposed amendment.

CFGW’s shareholders may adopt, amend or repeal CFGW’s bylaws as long as the action is not inconsistent with CFGW’s articles or with the WBCA. The CFGW Board may adopt, amend or repeal CFGW’s bylaws as long as the action is not inconsistent with CFGW’s articles or with the WBCA, except that the CFGW Board may not adopt any bylaws fixing their qualifications or term of office.

Special Meetings	Per Glacier’s bylaws, special meetings of the shareholders may be called at any time by the chairman of Glacier’s board, Glacier’s president or a majority of Glacier’s board, and must be called by Glacier’s chairman, president or secretary upon the written request of Glacier shareholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	Per CFGW’s bylaws, special meetings of CFGW shareholders may be called by the chairman of the CFGW Board, CFGW’s chief executive officer or president, a resolution adopted by the CFGW Board or CFGW shareholders entitled to vote and holding at least 25% of the shares of the issued and outstanding capital stock of CFGW, except as otherwise provided by the WBCA.

Shareholder Action by Written Consent	Glacier’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action	CFGW’s bylaws provide that any lawful action which may be taken at a meeting of shareholders may, in lieu of

	Glacier	CFGW
	which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent setting forth the action to be taken is given by all of the shareholders entitled to vote on the action.	such meeting, be taken by unanimous written consent of CFGW’s shareholders.

Board of Directors – Number of Directors	Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. Glacier’s board currently consists of 10 members, all of whom serve annual terms.	CFGW’s bylaws provide that the number of directors may not be fewer than five nor more than 11. Under CFGW’s articles directors are divided into two classes, as nearly equal in number as the then-authorized number of directors constituting the CFGW Board permits, with each director serving a term of two years. The number of directors constituting the CFGW Board is currently set at six, with the CFGW Board currently comprised of six directors divided into three Class I directors and three Class II directors.

Board of Directors – Election and Removal	Glacier directors are elected by a plurality vote of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Subject to rights of any class or series of stock having preference as to dividends or upon liquidation to elect directors, directors may only be removed for cause at a shareholder meeting called expressly for that purpose.	CFGW directors are elected by cumulative voting. Directors may only be removed if such removal is for cause and is approved by the holders of a majority of the outstanding stock of CFGW or by a majority of the CFGW Board.

Board of Directors – Vacancies	If a vacancy (including any vacancy created by reason of an increase in the number of directors) occurs on Glacier’s board, Glacier’s articles provide that such vacancy may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified.	If a vacancy (including any newly created directorship not filled by the shareholders at the annual meeting) occurs on the CFGW Board, CFGW’s articles provide that such vacancy may be filled by the affirmative vote of a majority of the CFGW Board, whether or not a quorum is present. A director elected to fill a vacancy shall hold office until the next annual election of directors and until such director’s successor shall have been elected and qualified.

Shareholder Nomination of Directors	The Glacier bylaws provide that, subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, any	The CFGW bylaws provide that shareholders may nominate candidates for director no fewer than 10 or more than 60 days prior to the date of CFGW’s annual meeting. Nominations

	Glacier	CFGW

shareholder entitled to vote in the election may nominate persons for election as a director. The nominating shareholder must provide proper notice to Glacier’s secretary no later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting.

The Glacier bylaws require the nominating notice to contain, among other things, certain information regarding ownership of shares and right to vote any shares, any arrangements or understandings pursuant to which the nomination is made, other information that would be required to be included in a proxy statement pursuant to the rules of the SEC and the nominee’s consent to serve as a director if so elected.

must be in writing, must be delivered to CFGW’s Secretary, must be signed and endorsed by a shareholder of CFGW, and must include a written statement signed by the nominee that the nominee is willing to serve as a director of CFGW. Any nominee must satisfy certain conditions set forth in the CFGW bylaws, including conditions relating to ownership of CFGW stock, the nominee’s place of residence, the nominee’s ownership of other financial institutions, and the nominee’s good moral character.

Shareholder Proposal of Business	Glacier’s bylaws provide that shareholders may bring business permitted to be brought at an annual meeting only if the proposing shareholder provides written notice to Glacier’s secretary not later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting. The notice must contain, among other things, certain information regarding ownership of shares and right to vote any shares, a description of the business desired to be brought, a description of any material interest in the business being proposed, and other information that would be required to be provided pursuant to the rules of the SEC.	CFGW’s articles and bylaws do not include specific requirements for shareholders to bring business before a shareholder meeting.

Indemnification and Limitation of Liability	Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement and expenses arising out of actions where the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to	Under the WBCA, a corporation may indemnify against liability an individual made a party to a proceeding because he is or was a director or officer if the director or officer acted in good faith and the director or officer reasonably believed that his or her conduct was in the corporation’s best interests and, in criminal cases, the director or officer had no reason to believe that his or her conduct was unlawful. Unless limited

	Glacier	CFGW

believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action.

Glacier’s articles provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. In addition, Glacier’s bylaws provide that Glacier may, but is not obligated to, indemnify any employee or agent of Glacier and advance reasonable expenses to such persons if authorized by Glacier’s board of directors. Glacier’s articles also provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

by the corporation’s articles of incorporation, the WBCA requires indemnification if the director or officer is wholly successful on the merits or otherwise in the defense of the proceeding.

CFGW’s bylaws provide that CFGW shall indemnify its directors and officers to the fullest extent permitted by law as then in effect. CFGW’s bylaws also provide that CFGW will indemnify and advance expenses to its directors and officers subject, with respect to advanced fees, to the indemnified party’s delivering to CFGW an undertaking to repay all amounts so advanced if it is determined that the indemnified party is not entitled to indemnification under CFGW’s bylaws or otherwise. In addition, CFGW’s bylaws provide that CFGW may, but is not obligated to, indemnify any employee or agent of CFGW and advance expenses to such persons if authorized by CFGW’s board of directors.

Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (a) approved by Glacier’s board of directors, or (b) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of

CFGW’s articles contain a provision requiring that specified transactions with a “controlling party” be approved by 60% of CFGW’s outstanding stock and a majority of the outstanding CFGW stock held by stockholders other than the controlling party unless the transaction is (a) approved by CFGW’s board of directors (excluding directors affiliated with the controlling party and certain other persons), or (b) certain price requirements are satisfied. A “controlling party” is defined to mean any shareholder owning or controlling 20% or more of CFGW’s stock at the time of a proposed transaction.

CFGW’s articles also contain a provision requiring that specified transactions, whether or not involving a “controlling party”, be approved by 60% of CFGW’s outstanding stock unless the transaction is approved by CFGW’s board of directors, at which

Glacier	CFGW

consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

point only a majority vote of shareholders is required.

CERTAIN LEGAL MATTERS

Miller Nash LLP and Otteson Shapiro LLP will deliver at the effective time of the merger their opinions to Glacier and CFGW as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger to CFGW Shareholders” beginning on page 56. The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier as of December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022 have been incorporated by reference herein and in the registration statement in reliance upon the reports of FORVIS, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2022;

•	Definitive Proxy Statement on Schedule 14A for Glacier’s 2023 Annual Meeting of Shareholders;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023;

•	Current Reports on Form 8-K filed May 1, 2023 and August 9, 2023 (other than the portions of such documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and

•	The description of Glacier’s common stock, filed as Exhibit 4(a) to Glacier’s Annual Report on Form 10-K for the year ended December 31, 2022.

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting of CFGW, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

CFGW

CFGW does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of CFGW’s articles of incorporation or bylaws, or would like copies of CFGW’s historical consolidated financial statements or need help voting your shares, please contact:

Community Financial Group, Inc.

222 North Wall Street

Suite 300

Spokane, Washington 99201

ATTN: Tina Campbell, Board Secretary

(509) 242-5626

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated September 27, 2023. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to CFGW shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

EXECUTION VERSION

PROJECT DERBY

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

COMMUNITY FINANCIAL GROUP, INC. AND

WHEATLAND BANK

DATED AS OF AUGUST 8, 2023

Exhibits

EXHIBITS:

Exhibit A	Director and Shareholder Parties to Recital E

Exhibit B	Form of Transaction-Related Expenses Exhibit

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

COMMUNITY FINANCIAL GROUP, INC. and WHEATLAND BANK

This Plan and Agreement of Merger (the “Agreement”), dated as of August 8, 2023, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), COMMUNITY FINANCIAL GROUP, INC. (“CFGW”), and WHEATLAND BANK (the “Bank”).

PREAMBLE

The boards of directors of GBCI and CFGW believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 17 separately-branded banking divisions.

(3) CFGW is a corporation duly organized and validly existing under the laws of the State of Washington and is a registered bank holding company under the BHC Act. CFGW’s principal office is located in Spokane, Washington.

(4) The Bank is a Washington state-chartered commercial bank, duly organized and validly existing under the laws of the State of Washington and a wholly owned subsidiary of CFGW. The Bank’s principal office is located in Spokane, Washington. Including its principal office, the Bank maintains a total of 14 offices in Washington, in Spokane, Grant, Adams, Lincoln, Chelan, Yakima, Kittitas, and Franklin Counties.

B. The Transactions. On the Effective Date, CFGW will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter and on the same day, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank, together with certain branches of Glacier Bank currently known as “North Cascades Bank, division of Glacier Bank,” will operate under a new division of Glacier Bank to be known as “Wheatland Bank, division of Glacier Bank.”

C. Board Approvals. The respective boards of directors of GBCI and Glacier Bank have adopted and approved this Agreement and authorized its execution and delivery, the respective boards of directors of CFGW and the Bank have adopted this Agreement and authorized its execution and delivery, and the board of directors of CFGW has directed that this Agreement be submitted to CFGW’s shareholders for approval and unanimously recommended that CFGW shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) satisfaction of the conditions described in this Agreement; (2) approval of this Agreement and/or the Merger by CFGW’s shareholders; and (3) approval of or waiver of, as appropriate, the Transactions by the FDIC or the Federal Reserve (as applicable), the Montana Commissioner, the Washington State Department of Financial Institutions, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of CFGW that are identified on Exhibit A have entered into agreements pursuant to which, among other things, such persons agreed to vote all CFGW Stock beneficially owned by such persons in favor of approving this Agreement and the actions contemplated by this Agreement, and (2) the directors of CFGW and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Merger, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Employment Agreements. In connection with the transactions contemplated by this Agreement, the persons listed on Schedule F to the Disclosure Schedules shall have entered into employment agreements with Glacier Bank, each with an employment term to begin as of the Effective Date, and such agreements shall be in full force and effect as of the Effective Date.

G. Intention of the Parties—Tax Treatment. The parties intend that the Merger shall qualify, for federal income tax purposes, as a reorganization under IRC Section 368(a), and that this Agreement shall constitute the “plan of reorganization” of the Merger for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, CFGW and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“ACL” means the allowance for credit losses, as applicable.

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving CFGW, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of CFGW or any CFGW Subsidiaries representing 30 percent or more of the consolidated assets of CFGW and its Subsidiaries, or 30 percent or more of any class of equity or voting securities of CFGW or any CFGW Subsidiaries whose assets constitute 30 percent or more of the consolidated assets of CFGW and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of CFGW or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.9.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” means this Plan and Agreement of Merger.

“Anticipated Closing Date” has the meaning set forth in Section 4.12.

“Appraisal Laws” means Sections 23B.13.010 through 23B.13.310 of the Revised Code of Washington, as such sections may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Washington.

“Articles of Merger” has the meaning assigned to such term in Section 2.1.

“Asset Classification” has the meaning assigned to such term in Section 3.1.14(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2020, 2021, and 2022, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, and (b) unaudited balance sheets as of June 30, 2023, and the related unaudited statement of income, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into concurrently with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“Break-Up Fee” has the meaning assigned to such term in Section 7.3.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Washington are required by Law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“CFGW” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“CFGW Capital” means CFGW’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which CFGW’s consolidated tangible equity capital at December 31, 2022 and March 31, 2023, was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on CFGW’s or the Bank’s balance sheet. For purposes of determining CFGW Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of CFGW Capital for purposes of determining CFGW Closing Capital to the extent such amounts have not, as of the date of determination, been accrued or paid by CFGW or the Bank (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in CFGW Capital for such purpose.

“CFGW Closing Capital” has the meaning assigned to such term in Section 4.12.

“CFGW Financial Statements” means CFGW’s (a) audited consolidated balance sheets as of December 31, 2020, 2021, and 2022, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of March 31, 2023 and June 30, 2023, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“CFGW KSOP” means the Wheatland Bank Employee Stock Ownership Plan With 401(k) Provisions.

“CFGW Meeting” has the meaning assigned to such term in Section 4.2.2.

“CFGW Options” has the meaning assigned to such term in Section 3.1.3(c).

“CFGW Regulatory Reports” has the meaning assigned to such term in Section 3.1.4(a).

“CFGW Reports” has the meaning assigned to such term in Section 3.1.4(c).

“CFGW Securities” has the meaning assigned to such term in Section 3.1.3(c).

“CFGW Stock” means the shares of CFGW common stock, no par value, issued and outstanding from time to time.

“CFGW Stock Plans” means CFGW’s Incentive Stock Option Plan of 2018, Non-Qualified Stock Option Plan of 2018, Incentive Stock Option Plan of 2005, and Non-Qualified Stock Option Plan of 2005.

“CFGW Subsidiaries” has the meaning assigned to such term in Section 3.1.1(c).

“CFGW Trust Preferred Securities” means CFGW’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033, as issued pursuant to the Indenture, dated as of December 17, 2003, between CFGW and U.S. Bank National Association.

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Merger contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means any positive or negative differential between the CFGW Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $49,200,000, plus the amount of CFGW Closing Capital attributable to the exercise of CFGW Options after March 31, 2023, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.17(c).

“Condition Satisfaction” has the meaning assigned to such term in Section 2.2.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of June 15, 2023, by and between GBCI and CFGW.

“Covid-19 Action” means any actions that are reasonably necessary or required for a Person or a Person’s Subsidiaries to take in connection with events surrounding any public health emergency, epidemic, pandemic, or disease outbreak caused by the Covid-19 virus or any variant or strain thereof.

“Covid-19 Relief Acts” means the Coronavirus Aid, Relief and Economic Security Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act and the American Rescue Plan Act of 2021.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the New York Stock Exchange, as reported on the website www.nyse.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Dissenting Shares” means the shares of CFGW Stock held by those shareholders who have properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and WBCA in accordance with Section 2.1.

“Employees” has the meaning assigned to such term in Section 3.1.17(c).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001(b) of ERISA or IRC Section 414(t).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to CFGW and/or the Bank, Susan M. Horton, Joe W. Druffel, Michael W. Palmer, and Allison R. Yarnell.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.19.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2(a).

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2020, 2021, and 2022, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheets as of June 30, 2023, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of CFGW Stock as the Total Merger Consideration.

“GBCI Stock Plan” means the Glacier Bancorp, Inc. 2015 Stock Incentive Plan.

“GBCI Subsidiaries” means each Subsidiary of GBCI, including any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of GBCI after the date hereof and held as a Subsidiary by GBCI at the Effective Time.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.1.1(d).

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“Indemnified Parties” has the meaning assigned to such term in Section 6.3.1.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) CFGW will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of CFGW or the Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of CFGW’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI or Glacier Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Law” means any law, rule, ordinance or regulation or judgment, decree or order (including any injunction) of any Governmental Authority, as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date.

“Lease” or “Leases” means and refers to, as applicable, each and all leases, subleases, licenses, concessions, and other agreements (written or oral) under which CFGW or any CFGW Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of CFGW or any CFGW Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by CFGW or any CFGW Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, assets, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Merger on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of or be deemed to occur as a result of any effects to the extent attributable to: (i) any changes in Laws or other changes affecting depository institutions generally; (ii) any changes to GAAP or regulatory accounting requirements, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (iii) any changes in general economic conditions; (iv) any changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (v) changes in financial, securities or credit markets; (vi) any changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) the impact of the public announcement of, pendency of or completion of the Transactions on relationships with customers and employees; (viii) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); or (ix) any actions or omissions of a party taken at the written request of, or with the prior consent or written waiver of the other, or in contemplation of the Transactions as required or permitted under this Agreement, or as required under any regulatory approval received in connection with the Transactions.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expense Amount” means $4,200,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“Objection Notice” has the meaning assigned to such term in Section 4.1.10.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1.

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of such business in all respects that is materially consistent with past practice, without taking into account the transactions contemplated hereby including the Transactions; provided that “ordinary course of business” shall be deemed to include all Covid-19 Actions.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by CFGW or any CFGW Subsidiary other than REO Property.

“Per Share Stock Consideration” means 1.0931 shares of GBCI Common Stock; which is subject to adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any, pursuant to Section 4.14.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.10.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Piper Sandler” means Piper Sandler & Co.

“Plan” has the meaning assigned to such term in Section 3.1.17(b).

“PPP” means the Paycheck Protection Program.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Proposed Dissenting Shares” means those shares of CFGW Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to the Appraisal Laws.

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“REO Property” means “other real estate owned” (as defined by the FDIC).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.10.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.3(d).

“Stock Consideration Per Share Adjustment Amount” has the meaning assigned to such term in Section 4.14.2.

“Subject Properties” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited internal balance sheets and related internal unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or an earlier Termination Date prepared in accordance with Section 4.1.8.

“Subsequent CFGW Financial Statements” means CFGW’s unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to CFGW and/or the Bank, any Acquisition Proposal that the board of directors of CFGW in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to CFGW shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Superior Proposal Notice Period” has the meaning assigned to such term in Section 7.2.7.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.18(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.10.

“Total Consideration Value Per Share” means the product obtained by multiplying (i) the Per Share Stock Consideration by (ii) the GBCI Average Closing Price.

“Total Merger Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of CFGW Stock outstanding at the Effective Time.

“Trading Day” means a day on which GBCI Common Stock is traded on the New York Stock Exchange.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of CFGW or the Bank related to the Transactions, including without limitation as more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

“Uncertificated Shares” has the meaning assigned to such term in Section 1.6.1.

“Washington Division of Corporations” means the Washington Secretary of State Corporations & Charities Division.

“WBCA” means the Washington Revised Business Corporation Act, as amended.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon the Effective Time, pursuant to the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MBCA and WBCA, CFGW will merge with and into GBCI, with GBCI as the surviving corporation, and in connection therewith, all shares of CFGW Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of any holder of shares of CFGW Stock, be (a) with respect to shares of CFGW Stock not constituting Proposed Dissenting Shares, cancelled and extinguished and converted automatically into the right to receive in the aggregate the Total Merger Consideration plus the aggregate amount of cash in lieu of fractional shares in accordance with Section 1.3, and (b) with respect to any Proposed Dissenting Shares, entitled to the rights provided by the WBCA. Immediately following the Merger, pursuant to the Bank Merger Agreement and as set forth in Section 1.7, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding CFGW Stock. Each share of CFGW Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI, in accordance with Section 1.6, (a) the Per Share Stock Consideration, plus (b) any cash in lieu of fractional shares of GBCI Common Stock in accordance with Section 1.3.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of CFGW Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 CFGW Stock Options.

1.4.1 Outstanding CFGW Options. The CFGW Options have been duly granted and remain outstanding pursuant to the CFGW Stock Plans. If any holder of a CFGW Option that may by its terms be exercised provides a notice of exercise of such CFGW Option to CFGW on or before the 10th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), CFGW shall issue shares of CFGW Stock upon such exercise in accordance with the terms of the CFGW Options and the applicable CFGW Stock Plan, including receipt of payment of the exercise price therefor, and each such share of CFGW Stock shall be converted into the right to receive the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 at the Effective Time. No exercise of CFGW Options shall be permitted if an option holder fails to provide notice of exercise to CFGW by the Option Exercise Notice Deadline. With respect to CFGW Options that remain outstanding and unexercised at the Effective Time, such CFGW Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, shall be canceled, and in lieu thereof, the holders of such CFGW Options shall be paid in cash an amount equal to the product of (a) the number of shares of CFGW Stock subject to such option at the Effective Time and (b) the amount by which the Total Consideration Value Per Share exceeds the exercise price per share of such CFGW Option, net of any cash which must be withheld under applicable federal and state income and employment tax Laws and regulations. Each option holder shall if requested by GBCI execute a cancellation agreement in form and substance reasonably satisfactory to GBCI. The execution of such cancellation agreement shall be a condition to the receipt of a cash payment in cancellation of CFGW Options. In the event that the exercise price of a CFGW Option (whether vested or unvested) outstanding at the Effective Time is greater than the Total Consideration Value Per Share, then automatically and without any action on the part of any holder thereof, at the Effective Time, such CFGW Option shall be canceled without any payment made in exchange therefor.

1.4.2 Corporate Action. Prior to the Effective Time, the board of directors of CFGW and the Compensation Committee thereof, as applicable, will take all reasonable corporate actions, and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Deposit of Cash and Shares. At or prior to the Closing, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of CFGW Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book entry form, representing the GBCI Shares for payment of the Total Merger Consideration in full; and (b) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” To the extent that the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the amounts contemplated by this Section 1.5, GBCI shall promptly replace or restore such amounts so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article 1. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

1.6 Certificates.

1.6.1 Letter of Transmittal. GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of CFGW Stock (a “Certificate”) or evidence of a book-entry account statement relating to the ownership of shares of CFGW Stock (“Uncertificated Shares”) a customary form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon surrender of the Certificates in accordance with this Section 1.6.1) advising such holder of the procedure for surrendering to the Exchange Agent the Certificates or Uncertificated Shares for the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.6.2 Payment Procedures. Each Certificate and Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of CFGW Stock represented thereby. Following the Effective Time, (a) holders of Certificates will exchange their Certificates and, in accordance with instructions provided in the Letter of Transmittal, shall provide to the Exchange Agent a properly completed and executed Letter of Transmittal in order to effect the exchange of their Certificates, or (b) holders of Uncertificated Shares will provide to the Exchange Agent a properly completed and executed Letter of Transmittal and transfer their Uncertificated Shares by an “agent’s message” to the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in exchange for, (y) evidence of issuance in book entry form, or upon written request of such holder and appropriate payment therefor, certificates representing the aggregate number of shares of GBCI Common Stock equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of CFGW Stock represented by such Certificates or Uncertificated Shares, rounded down to the nearest whole number; and (z) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3. Until such Certificate or “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.4 is complied with), the holder of CFGW Stock evidenced thereby will not be entitled to receive his, her or its Per Share Stock Consideration.

1.6.3 Issuance of Certificates in Other Names. Any Person requesting that any certificate evidencing GBCI Shares be issued in a name other than the name in which the surrendered Certificate or Uncertificated Share is registered must: (a) establish to GBCI’s satisfaction the right to receive the certificate evidencing GBCI Shares and (b) either pay to GBCI any applicable transfer or other Taxes or establish to GBCI’s satisfaction that all applicable Taxes have been paid or are not required.

1.6.4 Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence in a reasonable form that the holder owns CFGW Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.5 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.4) in exchange for certificates representing GBCI Shares or evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of CFGW Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s CFGW Stock was converted at the Effective Time.

1.6.6 Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of CFGW on a date that is 12 months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of CFGW Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Per Share Stock Consideration and cash in lieu of fractional shares to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of CFGW Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor CFGW will be liable to any holder of CFGW Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event of a dispute with respect to ownership of CFGW Stock, GBCI and the Exchange Agent shall be entitled to deposit the Per Share Stock Consideration and cash in lieu of fractional shares represented thereby in escrow with an independent third party with instructions to release the Per Share Stock Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

1.7 Bank Merger. The board of directors of Glacier Bank and the Bank, respectively, have adopted the Bank Merger Agreement and have caused the Bank Merger Agreement to be executed by Glacier Bank and the Bank simultaneously with the execution and delivery of this Agreement. Prior to the Effective Time, GBCI and CFGW, as the sole shareholders of Glacier Bank and the Bank, respectively, shall approve the Bank Merger and the Bank Merger Agreement. Immediately following the Effective Time, Glacier Bank and the Bank shall (a) consummate the Bank Merger and (b) file with the Montana Secretary of State and the Washington Division of Corporations, as applicable, articles of merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and WBCA. The effect of the Bank Merger shall be as provided in the Bank Merger Agreement, applicable federal and state banking Laws and the applicable provisions of the WBCA and the MBCA.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Montana Secretary of State and the Washington Division of Corporations of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and WBCA (together, the “Articles of Merger”). The Effective Time will be the time specified in the Articles of Merger filed with the Montana Secretary of State and the Washington Division of Corporations, unless no time is specified in the Articles of Merger in which case it shall be the time that the filing is accepted. At the Closing, the parties shall cause the Articles of Merger to be filed with the Montana Secretary of State and the Washington Division of Corporations in accordance with the relevant provisions of the MBCA and the WBCA.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed by the parties, the Merger shall be effective as of the last day of the month occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5 (other than those conditions or approvals that by their nature are to be satisfied by action taken at the Closing) (the “Condition Satisfaction”); provided, that (a) GBCI shall not be required to consummate the Transactions at fiscal year-end 2023 or on January 31, 2024, (b) GBCI may in its discretion waive the requirement that the Closing occur and be effective as of the last day of the month, and (c) if the Outside Date is less than five Business Days after the Condition Satisfaction, then the Closing shall occur and be effective one Business Day prior to the Outside Date; provided further, that if the Closing would occur as of a quarter-end (but not fiscal year-end), then the Closing will occur and be effective on the first Business Day of the new quarter. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Closing, then the Closing and the Merger will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of CFGW and the Bank. Each of CFGW and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in a disclosure schedule to this Agreement (which disclosure schedule sets forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1 or Section 3.2, as applicable) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing; Authority.

(a) CFGW is a corporation duly organized, validly existing and in good standing under the Laws of the State of Washington, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. CFGW is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CFGW. True and complete copies of the Articles of Incorporation and Bylaws of CFGW, as in effect as of the date of this Agreement, have previously been made available to GBCI. CFGW is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(b) The Bank is duly organized, validly existing, and in good standing under the Laws of the State of Washington, is a Washington state-chartered bank subject to primary regulation, supervision and examination by the FDIC and the Washington Department of Financial Institutions and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CFGW. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the articles of incorporation and bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its Articles of Incorporation or Bylaws.

(c) CFGW has no Subsidiaries (other than the Bank) (the Bank is sometimes referred to herein as, the “CFGW Subsidiaries”).

(d) This Agreement has been duly executed and delivered by each of CFGW and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GBCI and Glacier Bank, is a valid and binding obligation of each of CFGW and the Bank enforceable against CFGW and the Bank, respectively, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought (the “General Enforceability Exceptions”).

3.1.2 No Breach or Violation.

(a) Assuming the approval described in Section 5.3.8 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of CFGW or the Bank, (ii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.1.2(b) have been obtained or made, as applicable, a material violation of any Law, or any governmental or non-governmental permit or license to which either CFGW or any CFGW Subsidiary, or any of their respective Properties or assets is subject, (iii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract, or (iv) any change in the rights or obligations of any party to a Material Contract, except, in the case of clause (iii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CFGW.

(b) The execution, delivery and performance of this Agreement by CFGW and the Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the filing of the Articles of Merger as required by the WBCA and the MBCA, and (vi) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CFGW.

3.1.3 Capital Stock.

(a) The authorized capital stock of CFGW consists of 4,000,000 shares of CFGW Stock and 300,000 shares of preferred stock, no par value per share. A total of 2,136,808 shares of CFGW Stock were issued and outstanding as of the Execution Date, all of which shares were duly authorized, validly issued and are fully paid and nonassessable.

(b) The authorized capital stock of the Bank consists of 1,000,000 shares of common stock, no par value per share. A total of 425,728 shares of common stock of the Bank are issued and outstanding and owned by CFGW as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by CFGW free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law), are duly authorized, validly issued, and are fully paid, and nonassessable.

(c) Except as set forth in Schedule 3.1.3 and except for 86,182 shares of CFGW Stock reserved for issuance upon exercise of options duly granted under the CFGW Stock Plans and outstanding as of the Execution Date (the “CFGW Options”), and no shares of CFGW Stock reserved for issuance pursuant to future grants under the CFGW Stock Plans, (i) there are no shares of CFGW Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in CFGW or any CFGW Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or CFGW’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in CFGW (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in CFGW), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which CFGW, or, to the Knowledge of CFGW, a director of CFGW, is a party with respect to the voting or transfer of any of the shares of capital stock of or other equity or voting securities of or an ownership interest in CFGW (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any CFGW Subsidiary’s obligation to issue, transfer, redeem, repurchase, sell or register, shares of capital stock of or other voting or equity securities of or ownership interests in any CFGW Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity securities of or an ownership interest in any CFGW Subsidiary). The CFGW Stock, together with the securities described in the introductory clause of this Section 3.1.3(c), are referred to as the “CFGW Securities.”

(d) All outstanding shares of CFGW Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any CFGW Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws (collectively, the “Securities Laws”).

3.1.4 Reports and Financial Statements.

(a) Since January 1, 2020, each of CFGW and the Bank have filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “CFGW Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the CFGW Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) CFGW has delivered or otherwise made available to GBCI a copy of, and Schedule 3.1.4(b) contains a complete and accurate list of, each and any registration statement, offering circular, private placement memorandum, report, tender offer statement or statement of offer to redeem, proxy statement or information statement, or similar document under Securities Laws filed, used or circulated by it or the Bank with respect to periods since January 1, 2020, through the Execution Date.

(c) The reports and other documents referred to in the foregoing paragraphs are collectively referred to as the “CFGW Reports.” As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the CFGW Reports, including the related financial statements, exhibits, and schedules, filed, used, or circulated before the Execution Date complied (and each of the CFGW Reports filed after the Execution Date, will comply) as to form in all material respects with applicable statutes, rules and regulations as of their respective dates, including all Securities Laws in the case of the CFGW Reports described in Section 3.1.4(a), and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither CFGW nor any of the CFGW Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(d) Each of CFGW’s balance sheets included in the CFGW Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of CFGW Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of each of CFGW and the Bank as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the CFGW Financial Statements, fairly presents (or, in the case of CFGW Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of each of CFGW and the Bank for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(e) CFGW maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of CFGW and the CFGW Subsidiaries. Since January 1, 2020, CFGW has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and CFGW has not effected any material change in its internal control over financial reporting.

(f) Since January 1, 2020, to the Knowledge of CFGW, neither CFGW nor any of the CFGW Subsidiaries, nor, any director, officer, or auditor of CFGW or any of the CFGW Subsidiaries, has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CFGW or any CFGW Subsidiary, including any material complaint, allegation, or claim that CFGW or any CFGW Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by CFGW or any CFGW Subsidiary or any of their respective officers, directors, employees or agents.

(g) The books and records of CFGW and the CFGW Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(h) Schedule 3.1.4(h) lists all investments (other than investments in CFGW Subsidiaries and securities issued by any Governmental Authority) owned by CFGW, the Bank, or any other CFGW Subsidiary as of March 31, 2023. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) CFGW or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds, repurchase agreements and any other Liens disclosed in the CFGW Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate owned by CFGW or the Bank as of the Execution Date. Except as set forth on Schedule 3.1.5(a), neither CFGW nor any CFGW Subsidiary: (i) lease or grant any Person (other than another CFGW Subsidiary) the right to occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of CFGW, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither CFGW nor any CFGW Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). CFGW has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) neither CFGW nor any CFGW Subsidiary nor, to the Knowledge of CFGW, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of CFGW or any CFGW Subsidiary under such Lease; (iii) CFGW’s or a CFGW Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of CFGW, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither CFGW nor any CFGW Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has CFGW or any CFGW Subsidiary subleased, licensed, or otherwise granted any Person (other than another CFGW Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of CFGW or any CFGW Subsidiary (collectively, the “Real Property”). To the Knowledge of CFGW, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning and other Laws.

(d) CFGW has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of CFGW or its CFGW Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of CFGW, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) CFGW and each CFGW Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and other tangible personal property and assets owned, leased, or used by CFGW or any CFGW Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) ”Subject Properties” with respect to CFGW and the CFGW Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any CFGW Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) ”Environmental Laws” means all federal, state and local environmental, health, and safety Laws, regulations, orders, authorizations, common Law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) ”Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of CFGW, the Subject Properties currently owned, operated or leased are, and the Subject Properties owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of CFGW, no circumstances exist, or existed at the time a Subject Properties, which is no longer owned, operated or leased, was owned, operated, or leased, that would result in a material violation of such Environmental Laws.

(c) To the Knowledge of CFGW, none of the following exist and no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving CFGW, its CFGW Subsidiaries or any Subject Properties, relating to:

(i) an asserted liability of CFGW or any CFGW Subsidiaries, or any prior owner, occupier, or user of the Subject Properties under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within the Subject Properties into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Properties related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed on Schedule 3.1.6, to the Knowledge of CFGW, no drums, barrels or storage tanks underground or similar vessels containing Hazardous Substances are present on the Subject Properties currently owned, operated, or leased by CFGW or its CFGW Subsidiaries, or, if present, none of such vessels is leaking and each of them is in material compliance with all applicable Environmental Laws. With respect to any Subject Properties, except as would be in material compliance with applicable Environmental

Laws, neither CFGW nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Properties currently owned by CFGW or its CFGW Subsidiaries, is properly contained in compliance with all applicable Environmental Laws in all material respects, and to the Knowledge of CFGW, there is no threat that asbestos or asbestos-containing material will be released into the environment in violation of Environmental Law in the present condition of such asbestos or asbestos-containing material as such Subject Properties are currently operated. To the Knowledge of CFGW, no Hazardous Substances have been discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Properties, except in compliance in all material respects with applicable Environmental Laws.

(e) To the Knowledge of CFGW, no part of the Subject Properties has been subject to, or is scheduled for, investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of CFGW, no condition from, on or under the Subject Properties exists with respect to the Subject Properties that would require remedial action by CFGW or any CFGW Subsidiaries under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. CFGW and each CFGW Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither CFGW nor any CFGW Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by CFGW or any CFGW Subsidiary (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, CFGW has made an adequate provision for such Taxes in the CFGW Financial Statements (in accordance with GAAP). The most recent CFGW Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by CFGW and the Bank through the date of such financial statements. None of CFGW or any CFGW Subsidiary has incurred any liability for Taxes since the date of CFGW’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. CFGW has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of CFGW or any of its CFGW Subsidiaries for any Tax period ending after January 1, 2019.

(c) Withholding. CFGW and the CFGW Subsidiaries have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of CFGW or any CFGW Subsidiary other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the CFGW Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of income or other Taxes which has been proposed, asserted or assessed by any taxing authority against CFGW or any CFGW Subsidiary remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of CFGW or any CFGW Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any income or other Taxes of CFGW or any of its CFGW Subsidiaries of which CFGW has Knowledge. Schedule 3.1.7(e) lists all U.S. federal, state, local and non-U.S. annual income Tax Returns filed with respect to CFGW or any CFGW Subsidiary for taxable periods ended on or after January 1, 2016, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(f) Tax Jurisdictions. No claim by any taxing authority in a jurisdiction in which neither CFGW nor any CFGW Subsidiary files or has filed Tax Returns has been received by CFGW or any CFGW Subsidiary since January 1, 2017, asserting that CFGW or any CFGW Subsidiary is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. None of CFGW or any CFGW Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of CFGW or any CFGW Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely CFGW and its CFGW Subsidiaries), (ii) have any liability for Taxes of any Person (other than CFGW or any CFGW Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, or by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between CFGW and/or any CFGW Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Post-Closing Tax Items. CFGW and the CFGW Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) material change in method of accounting for a taxable period ending on or prior to the Effective Date made prior to the Closing, (ii) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date of Closing, (iii) installment sale or open transaction disposition made on or prior to the date of Closing, (iv) prepaid amount received on or prior to the date of Closing, (v) election under IRC Section 108(i), (vi) inclusion under Code Section 965(a), or (vii) election under Code Section 965(h) or (i).

(j) Ownership Changes. Without regard to this Agreement, none of CFGW or any CFGW Subsidiary have undergone an “ownership change” within the meaning of IRC Section 382.

(k) U.S. Real Property Holding Corporation. None of CFGW or any CFGW Subsidiary have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(A).

(l) IRC Section 355. None of CFGW, the Bank or any other CFGW Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(m) Listed Transactions. None of CFGW, the Bank, or any other CFGW Subsidiary have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(n) IRC Section 280G. Except as set forth in Schedule 3.1.7(n), none of CFGW or any CFGW Subsidiary have made any payments, are obligated to make any payments or are a party to any agreement that could obligate GBCI, Glacier Bank, CFGW or any CFGW Subsidiary to make any payments that are not deductible under IRC Section 280G.

3.1.8 Regulatory Matters.

(a) Since January 1, 2020, CFGW and each CFGW Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and CFGW has no Knowledge of, nor has it received since January 1, 2020, written notice of, any defaults or violations of any applicable Law.

(b) None of CFGW or any CFGW Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) Each of CFGW and the CFGW Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of CFGW, any CFGW Subsidiary, or any director, officer, or employee of CFGW or any CFGW Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(d) None of CFGW or any CFGW Subsidiary, nor, to the Knowledge of CFGW, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(e) To the extent that either CFGW or the Bank has originated or otherwise participated in any program or benefit created or modified by the Covid-19 Relief Acts, including but not limited to the PPP, it has done so in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the SBA with the respect to loans originated pursuant to or in association with the PPP. To the extent that either CFGW or the Bank has originated or otherwise participated in the PPP, it has done so in good faith and in material compliance with all applicable Laws in effect at the time.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Leases or any Plans or Compensation Plans, none of CFGW or any CFGW Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement to which CFGW or the Bank is a party that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of CFGW or any CFGW Subsidiary;

(ii) obligates CFGW or any CFGW Subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights, or Properties of CFGW or any CFGW Subsidiary;

(iv) limits the payment of dividends by CFGW or any CFGW Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by CFGW or any CFGW Subsidiary upon a change in control thereof;

(vii) provides for indemnification by CFGW or any CFGW Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for customary and immaterial indemnification;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by CFGW or any CFGW Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $50,000 per project or series of related projects, or $100,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any Affiliate, officer, director, employee or consultant of CFGW or any CFGW Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede CFGW’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which CFGW or any CFGW Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or

(xiii) is otherwise not entered into in the ordinary course of the business of CFGW or any CFGW Subsidiary or is to be performed after the Execution Date and is material to the operations of CFGW or any CFGW Subsidiary or to CFGW’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of CFGW or any CFGW Subsidiary, as applicable, and, to the Knowledge of CFGW, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by the General Enforceability Exceptions) and is in full force and effect; (ii) CFGW or a CFGW Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of CFGW or a CFGW Subsidiary and, to the Knowledge of CFGW, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of CFGW and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of CFGW or a CFGW Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of all Material Contracts pursuant to which consents, notices or waivers are required, in each case, prior to the performance by CFGW of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Each of CFGW and the CFGW Subsidiaries has at all times since January 1, 2020, been in compliance with all applicable Laws in all material respects and had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit CFGW and each CFGW Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of CFGW, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of CFGW, the Bank (other than routine foreclosure proceedings), or any other CFGW Subsidiary, and there is no pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of CFGW, investigation against CFGW, the Bank, or any other CFGW Subsidiary and, to the Knowledge of CFGW, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2022, (a) CFGW and the CFGW Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CFGW.

3.1.13 Shareholder List. CFGW has provided to GBCI a list of its shareholders as of the most recent practicable date. To CFGW’s Knowledge, the shareholder list provided is a true and correct list of the names and holdings of all record holders of the CFGW Stock as of the date thereof, subject to de minimis defects and variations.

3.1.14 Asset Classification.

(a) Schedule 3.1.14 sets forth a list, accurate and complete, as of December 31, 2022, and as of June 30, 2023, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans (including loans originated pursuant to or in association with the PPP), extensions of credit and other assets of CFGW and the Bank that have been criticized or classified by any internal audit conducted by CFGW and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified by the Bank, in each case consistent with GAAP or applicable regulatory requirements, as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2022, or as of June 30, 2023, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by CFGW or the Bank before the Execution Date.

3.1.15 Insurance. CFGW and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.15 lists all insurance policies maintained by CFGW and the CFGW Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.16 Labor Matters.

(a) None of CFGW or any CFGW Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither CFGW nor any CFGW Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving CFGW or any CFGW Subsidiary is pending or, to the Knowledge of CFGW, threatened. CFGW has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) CFGW has made available to GBCI all personnel manuals, handbooks, or policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on are listed on Schedule 3.1.16. Each of CFGW and its CFGW Subsidiaries are and since January 1, 2020, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.16, no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to CFGW or any CFGW Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). CFGW has provided to GBCI a true and complete list of all independent contractors and consultants to CFGW or a CFGW Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

3.1.17 Employee Benefits.

(a) CFGW has no ERISA Affiliates (other than the Bank).

(b) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by CFGW, the Bank or any other CFGW Subsidiary, as the case may be. CFGW and the CFGW Subsidiaries are not now nor have ever been a contributing employer to, or sponsor of, a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(c) Schedule 3.1.17(c) sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentive compensation, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, contributed to, or required to be contributed to, by CFGW or any CFGW Subsidiary for the benefit of any employees or former employees of CFGW or any CFGW Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between CFGW or any CFGW Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, summary of material modifications, governmental filings (on Form 5500 series or otherwise) and actuarial reports relating to such Compensation Plans), including plan documents and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(d) All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) with, any applicable Laws, including ERISA and the IRC. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service and, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of CFGW, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements. No litigation, audit, or investigation relating to the Compensation Plans is pending or, to the Knowledge of CFGW, threatened. To the Knowledge of CFGW, there has been no “non-exempt prohibited transaction”, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither CFGW nor any CFGW Subsidiary has engaged in such non-exempt prohibited transactions with respect to any Plan.

(e) All contributions required to be made under the terms of any Plans have been timely made and paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued and reflected in the CFGW Financial Statements. Neither CFGW nor the CFGW Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. No Plan has an “accumulated funding deficiency” (whether waived or not waived) within the meaning if IRC Section 412 or ERISA Section 302. None of CFGW or any CFGW Subsidiary have provided, or are required to provide, security to any Plan under IRC Sections 401(a)(29) or 412(f) of ERISA Sections 306 and 307.

(f) Except as required by IRC Section 4980B or Part 6 of Subtitle B of Title I of ERISA (or any similar state Law), neither CFGW nor any CFGW Subsidiary have any material obligations for retiree health or life benefits.

(g) No provision of the documents governing any Plan contains restrictions on the rights of CFGW or any CFGW Subsidiary or their successors to amend, merge, or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits. Neither CFGW nor any CFGW Subsidiary has a commitment or obligation, or has made any representations, to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(h) Except as disclosed in Schedule 3.1.17(h), the Transactions (either alone or upon the occurrence of any additional or subsequent events) will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.17(h) have been properly accrued in accordance with GAAP.

(i) Except as disclosed in Schedule 3.1.17(i), neither CFGW nor any CFGW Subsidiaries maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(j) All required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, summary plan descriptions, and summary of material modifications) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan in all material respects. The requirements of COBRA and any applicable state continuation laws have been met with respect to each applicable Plan in all material respects.

(k) Each Compensation Plan that is subject to IRC Section 409A has been operated in compliance with, and is in documentary compliance with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.18 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of a majority of the outstanding shares of CFGW Stock entitled to vote is necessary to approve this Agreement and the Merger on behalf of CFGW. No other vote of the shareholders of CFGW is required by Law, CFGW’s articles of incorporation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) CFGW and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws and regulations of any state, including, without limitation, the State of Washington, applicable to it (collectively, “Takeover Laws”). CFGW and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the articles of incorporation and bylaws of CFGW and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). CFGW has no shareholder rights plan, “poison pill,” or similar plan.

3.1.19 Fairness Opinion. Prior to the execution of this Agreement, the board of directors of CFGW has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from Piper Sandler, to the effect that, as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Per Share Stock Consideration is fair, from a financial point of view, to the holders of CFGW Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded and continues in effect as of the date hereof.

3.1.20 Broker’s or Finder’s Fees. Except for the fees of Piper Sandler to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of CFGW or any CFGW Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.21 Tax Treatment of Merger. To the Knowledge of CFGW, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.22 No Other Representations or Warranties.

(a) Except for the representations and warranties made by CFGW and the Bank in this Section 3.1, none of CFGW, any CFGW Subsidiary or any other Person makes any representations or warranties on behalf of CFGW or any CFGW Subsidiary.

(b) CFGW and the Bank acknowledge and agree that GBCI and Glacier Bank have not made and are not making, and CFGW and the Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.2.

3.2 Representations and Warranties of GBCI and Glacier Bank. Each of GBCI and Glacier Bank represents and warrants to CFGW and the Bank that, except (a) as set forth in the GBCI SEC Reports prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in the Disclosure Schedule:

3.2.1 Organization and Good Standing; Authority.

(a) GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GBCI is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) Glacier Bank is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a Montana state-chartered bank and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. Glacier Bank is not in violation of any of the provisions of its articles of incorporation or bylaws.

(c) Each GBCI Subsidiary is either a commercial bank, a statutory trust or a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

(d) This Agreement has been duly executed and delivered by each of GBCI and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by CFGW and the Bank, is a valid and binding obligation of each of GBCI and Glacier Bank enforceable against GBCI and Glacier Bank, respectively, in accordance with its terms, except for the General Enforceability Exceptions.

3.2.2 No Breach or Violation.

(a) The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of GBCI or Glacier Bank, (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which GBCI or any GBCI Subsidiary or its assets or properties is bound or to which it is a party (collectively, the “GBCI Contracts”), (iii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.2.2(b) have been obtained or made, as applicable, a material violation of any Law or any governmental or non-governmental permit or license to which either GBCI or any GBCI Subsidiary, or any of their respective Properties or assets is subject, or (iv) any change in the rights or obligations of any party to a GBCI Contract, except, in the case of clause (ii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transaction.

(b) The execution, delivery and performance of this Agreement by GBCI and Glacier Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the New York Stock Exchange, (vi) the filing of the Articles of Merger as required by the WBCA and the MBCA, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.3 Capital Stock.

(a) The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 234,000,000 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and a total of 110,873,887 shares of GBCI Common Stock were issued and outstanding as of June 30, 2023, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as are or will be disclosed in the GBCI SEC Reports.

3.2.4 Reports and Financial Statements.

(a) Since January 1, 2020, GBCI and each GBCI Subsidiary has filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GBCI has filed all reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2020 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Each of GBCI’s balance sheets included in the GBCI Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GBCI maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GBCI and the GBCI Subsidiaries. Since January 1, 2020, GBCI has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and GBCI has not effected any material change in its internal control over financial reporting.

(e) The books and records of GBCI and the GBCI Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of GBCI Common Stock authorized and available to issue the GBCI Shares and shares of GBCI Stock issuable upon cancelation of the CFGW Options.

3.2.6 Regulatory Matters.

(a) Since January 1, 2020, to the Knowledge of GBCI, GBCI and each GBCI Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of (i) any applicable Laws including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and GBCI has no Knowledge of, nor has it received since January 1, 2020, written notice of, any defaults or violations of any applicable Law.

(b) None of GBCI or any GBCI Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI, each of GBCI and the GBCI Subsidiaries (a) is and, since January 1, 2020, has been in compliance with all applicable Laws and (b) has at all times since January 1, 2020, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GBCI and each GBCI Subsidiary to carry on their respective businesses as they are presently conducted.

3.2.8 Litigation. No material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, proceeding or investigation against GBCI or any GBCI Subsidiary which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Transactions.

3.2.9 No Material Adverse Effect. Since December 31, 2022, (a) GBCI, Glacier Bank and the other GBCI Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.10 Tax Treatment of Merger. To the Knowledge of GBCI, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.2.11 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GBCI and Glacier Bank in this Section 3.2, none of GBCI, any GBCI Subsidiary or any other Person makes any representations or warranties on behalf of GBCI or any GBCI Subsidiary.

(b) GBCI and Glacier Bank acknowledge and agree that CFGW and the Bank have not made and are not making, and GBCI and Glacier Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.1.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of CFGW’s and the Bank’s Businesses Prior to Closing. CFGW and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to CFGW, subject to applicable Law, the books, records, Properties, contracts, and documents of CFGW, the Bank, and each other CFGW Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transaction. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. CFGW and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, CFGW and the Bank will request that any third parties involved in the preparation or review of the CFGW Financial Statements or Subsequent CFGW Financial Statements, or in the calculation of the CFGW Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI, which consent shall not be unreasonably withheld, conditioned or delayed (except under subparagraphs (a), (b), (c), (g), (h), and (i) below), subject to applicable Law and except as required by the FDIC, the Washington State Department of Financial Institutions or the Federal Reserve or specifically contemplated by this Agreement or set forth in Schedule 4.1.2, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, CFGW and the Bank will use commercially reasonable efforts to conduct their respective businesses only in the ordinary course of business in all material respects and will not do, and CFGW will not permit any other CFGW Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional CFGW Securities or shares of capital stock of a CFGW Subsidiary; provided that CFGW may issue the foregoing upon the settlement of any CFGW Option outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any CFGW Securities or shares of capital stock of a CFGW Subsidiary (other than repurchases in the ordinary course of business to satisfy obligations under a Plan); provided that CFGW may repurchase or otherwise acquire shares in connection with the acceptance of shares underlying CFGW Options as payment for the per share exercise price of the CFGW Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the CFGW Options, in accordance with the CFGW Stock Plans and individual award agreements;

(c) other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution with respect to CFGW Stock;

(d) solicit or accept deposit accounts of a materially different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates (except to the extent consistent with past practices including with respect to “exception pricing”), or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds, Federal Home Loan Bank borrowings, repurchase agreements or similar obligations incurred in the ordinary course of business);

(e) offer or make loans or other extensions of credit of a materially different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $2,500,000 without first consulting with GBCI (for which GBCI will at all times make appropriate personnel reasonably available) and providing to GBCI the complete loan package concerning the loan or extension of credit at issue within 48 hours of internal approval and prior to customer notification, and such requirement to consult will be deemed to have been met if GBCI has not responded to the Bank’s request within 48 hours of providing the complete loan package to GBCI;

(f) make any material changes to the Bank’s ACL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable Laws, regulations, or regulatory policies;

(j) other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods, implement or adopt any change in its accounting principles, practices or methods, including with respect to the implementation of current expected credit losses;

(k) enter into, amend, renew, or terminate any contracts calling for a payment by any of them of more than $100,000 annually (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money which are subject to the provisions of Section 4.1.2(d) and (e), respectively;

(l) acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets (other than real estate or foreclosed assets) having an individual value greater than $100,000;

(m) acquire an ownership interest (except other real estate owned or other ownership interest acquired through foreclosure with a value not exceeding $400,000) or leasehold interest in any real property other than the Real Property and in the case of any acquisition of an ownership interest (whether or not less than $400,000), no such ownership shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) (i) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $100,000 or (ii) transfer any investment securities between portfolios of securities available for sale and portfolios of securities held for maturity;

(o) other than (i) in accordance with binding commitments existing on the Execution Date or (ii) as set forth in CFGW’s 2023 capital expenditure budget as made available to GBCI on or prior to the Execution Date, make any capital expenditures in excess of $200,000 per project or series of related projects or $500,000 in the aggregate;

(p) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(q) except for debt workouts in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $500,000 individually or $1,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by CFGW or the Bank in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of CFGW or the Bank or GBCI or Glacier Bank;

(r) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(s) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 CFGW and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, CFGW or the Bank, as applicable, shall:

(a) Use their respective commercially reasonable efforts to satisfy any contractual notice or similar requirements under, and obtain any consents required by, the Material Contracts arising from the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement or as required by applicable Law or contract, effective at or prior to the Effective Time, (i) terminate by all necessary and appropriate actions of the boards of directors of CFGW and the Bank, as applicable, such Compensation Plans as may be reasonably requested by GBCI, including without limitation, as set forth on Schedule 4.1.3(b), after bringing all plan documents into compliance with all legislative and regulatory requirements that are effective upon the termination date of the Compensation Plans, and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Compensation Plans to cease and cause the cancellation of any contract, arrangement or insurance policy relating to any such Compensation Plan for such period as may be requested by GBCI. To the extent not included in the Final Transaction Related Expenses, CFGW and the Bank shall, prior to the date of calculation of CFGW Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by CFGW or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and CFGW and the Bank shall cooperate reasonably with GBCI in connection with the actions required by this subsection and subsection (c) below, and in the implementation of Section 6.4 below.

(c) GBCI shall take such actions as may be reasonably required to permit current Employees who continue employment with GBCI, Glacier Bank or their Affiliates after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, inclusive of loans) in cash in an amount equal to the full account balance of such continuing Employee from the CFGW KSOP.

(d) Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

(e) Satisfy the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.

(f) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure post-Closing employment or similar agreements with key current Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key current Employees may agree.

(g) Take such corporate or other actions as may be requested by GBCI to terminate CFGW’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

(h) Pay in full, or deposit with the trustee of the CFGW Trust Preferred Securities an amount equal to, all obligations under the CFGW Trust Preferred Securities on or before the Closing.

4.1.4 Maintenance of Properties. CFGW and the Bank will use commercially reasonable efforts to maintain their respective Properties and equipment (and related insurance or its equivalent) in all material respects in accordance with good business practice, normal wear and tear excepted.

4.1.5 Preservation of Business Organization. Each of CFGW and the Bank will use its commercially reasonable efforts to in all material respects: (a) preserve its respective business organization; (b) maintain the services of current management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom CFGW and the Bank have business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement, and excluding resignations, without prior consultation with GBCI, CFGW and the Bank will not (a) hire management personnel having the rank of senior vice-president or higher, except where such hire is to replace management personnel that have resigned or been terminated for cause, or (b) terminate management personnel having the rank of senior vice-president or higher, except where such termination is for cause.

4.1.7 Compensation.

(a) Except as provided in Schedule 4.1.7 or otherwise set forth herein, CFGW and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by CFGW, the Bank, or any other CFGW Subsidiary to any of their directors, officers, employees, agents or consultants other than increases in compensation in accordance with CFGW’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases.

(b) Except as otherwise set forth herein, without the prior written approval of GBCI, CFGW, the Bank and each other CFGW Subsidiary will not commit to, or enter into, any written employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8 Updates of Financial Statements. CFGW will deliver to GBCI the Subsequent CFGW Financial Statements and Subsequent Bank Financial Statements, (a) for each month ending after the Execution Date and before Closing or an earlier Termination Date, within 15 days after each such month-end (including year-end), and (b) for the fiscal year ended December 31, 2023, within 75 days after the end of the fiscal year. The Subsequent CFGW Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of CFGW and the Bank; (x) will present fairly the financial position and operating results of CFGW and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.4) or the regulations promulgated by applicable regulatory authorities, to the extent then applicable to such financial statement, and (z) will reflect all liabilities, of CFGW and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or regulatory requirements, or (ii) not material in amount. All contingent liabilities known to CFGW that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent CFGW Financial Statements will be disclosed in writing to GBCI.

4.1.9 Acquisition Proposal. CFGW and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. CFGW agrees that neither it nor any of its Subsidiaries will, and CFGW will direct and use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of CFGW) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event CFGW receives an unsolicited bona fide Acquisition Proposal and the board of directors of CFGW determines prior to approval of this Agreement and the Merger by CFGW’s shareholders at the CFGW Meeting, in good faith and after consultation with independent legal counsel, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, CFGW may do so to the extent the board of directors of CFGW determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, CFGW and such Person shall have executed a confidentiality agreement on terms at least as favorable to CFGW as those contained in the Confidentiality Agreement. CFGW will further notify GBCI in writing promptly (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with CFGW, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received (it being understood that the name of Person making the Acquisition Proposal may be redacted from the copy of the written proposal provided to GBCI). CFGW will take the necessary steps to inform the appropriate individuals or entities referred to in the second sentence of this Section 4.1.9 of the obligations to be undertaken in this Section 4.1.9.

4.1.10 Status of Title. CFGW will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, lot book or similar reports for Owned Real Estate identified by GBCI to be issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GBCI. Such reports shall show the current status of title to the Owned Real Estate. Within 30 days after the date on which CFGW delivers the foregoing reports to GBCI for its review, GBCI will inform CFGW in writing whether, and in what manner, it objects to any of the exceptions to title shown in any of the title reports (such notice, an “Objection Notice”). CFGW will, within 20 days of the date on which it receives a written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove or cure at or prior to Closing (the “Response Notice”). CFGW will not, in any event, be obligated to seek removal, cure of, or otherwise remedy exceptions that are (a) nonmonetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate as bank branch locations or as otherwise used by

CFGW or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the CFGW Financial Statements, or (c) matters that GBCI has not taken objection to in an Objection Notice (such title exceptions together, “Permitted Exceptions”). CFGW will in good faith use commercially reasonable efforts, at CFGW’s expense, to remove, cure, or otherwise remedy any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, CFGW will reasonably cooperate, at GBCI’s expense, with GBCI’s efforts to cause the Title Companies to provide GBCI with standard coverage title insurance policies issued with respect to each of the Properties constituting Owned Real Estate, in an amount commensurate with the value of each such Property as agreed upon by GBCI and CFGW, dated as of the Effective Date, insuring fee title in GBCI or such Subsidiary of GBCI, as so designated by GBCI, and that each such Property is unencumbered by any Liens, other than the Permitted Exceptions.

4.1.11 Directors’ and Officers’ Liability. Before the Effective Date, CFGW will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of CFGW, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to CFGW, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.12 Review of Loans. CFGW and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ACL and to establish, following the Effective Time, appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board. GBCI and its advisors will have continued access to the Bank’s loans through Closing to update its examination. At GBCI’s reasonable request, the Bank will provide GBCI with current reports updating the information set forth in Schedule 3.1.14.

4.2 Registration Statement; CFGW Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) GBCI will use its commercially reasonable efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC within 45 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (the “Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to CFGW’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to promptly obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) CFGW will provide GBCI, for inclusion in the Registration Statement, all required information relating to CFGW or its Affiliates as GBCI may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto. CFGW and its counsel shall be given the opportunity to review and comment on the Registration Statement, including any amendments thereto and related correspondence with the SEC, before it is filed with the SEC. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the CFGW Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of CFGW relating to CFGW and the Bank, (i) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. CFGW will pay all fees and costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. CFGW will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement and the holding of the CFGW Meeting, with all such costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2 Submission to Shareholders. CFGW will promptly take the actions necessary in accordance with applicable Law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “CFGW Meeting”). The CFGW Meeting will be held as soon as reasonably practicable (but in any event within 45 days) after the date the Prospectus/Proxy Statement is sent to CFGW’s shareholders without objection by applicable Governmental Authorities. The board of directors of CFGW has adopted a resolution recommending approval of this Agreement and the Merger by CFGW’s shareholders, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, CFGW receives a Superior Proposal and the board of directors of CFGW determines, in good faith and upon the written advice of independent legal counsel, that it would be inconsistent with its fiduciary duties under applicable Law not to withdraw, modify, or qualify such recommendation. CFGW shall use its commercially reasonable efforts to obtain from the shareholders of CFGW approval of this Agreement in accordance with Washington Law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger. Subject to applicable Law, CFGW shall adjourn or postpone the CFGW Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of CFGW Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such CFGW Meeting, (a) CFGW has not received proxies representing a sufficient number of shares necessary to obtain the required approval by CFGW’s shareholders and such approval remains possible to obtain and (b) the shareholders of CFGW have authorized by the requisite vote under Washington Law the adjournment pursuant to the Prospectus/Proxy Statement; provided that CFGW shall only be required to adjourn the CFGW Meeting two times pursuant to this Section 4.2.2.

4.3 Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare, promptly file (but in any event within 45 days of the Execution Date) and timely effect all documentation, applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances and orders of Governmental Authorities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transaction. GBCI will provide to CFGW copies of all non-confidential portions of such documentation, applications, notices, petitions and filings for review and comment by CFGW prior to their submission to the applicable Governmental Authorities. These documentation, applications, notices, petitions and filings are expected to include (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve, pursuant to Federal Reserve Regulation Y § 225.12(d) with respect to the Merger; (b) an application or notice to the Montana Commissioner and Washington Department of Financial Institutions and related filings regarding the Transactions; and (c) filings and coordination with the offices of the Secretaries of State of Montana and the Washington Division of Corporations, with respect to the Merger and the Bank Merger. CFGW and the Bank will cooperate with GBCI and use their commercially reasonable efforts to assist GBCI in obtaining all Requisite Regulatory Approvals. CFGW and the Bank shall reasonably cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, CFGW, or the Bank to any third party or Governmental Authority in connection with the Transaction.

4.4 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger or the Bank Merger will occur upon, and be determined by, the mutual consent of CFGW and GBCI.

4.5 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or CFGW and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Transition. During the period from the Execution Date to the Effective Time, CFGW and the Bank shall cause one or more of their respective representatives to confer with representatives of GBCI and Glacier Bank and report the general status of their ongoing operations at such times as GBCI and Glacier Bank may reasonably request. Representatives of GBCI, Glacier Bank, CFGW, and the Bank shall also meet as reasonably requested by or on behalf of GBCI to discuss and plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither CFGW nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless CFGW and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by or behalf of GBCI or Glacier Bank shall interfere materially with the performance of duties by any employee of CFGW or the Bank. Notwithstanding the foregoing or anything else set forth in this Agreement, nothing shall give GBCI or Glacier Bank, directly or indirectly, the right to control or direct CFGW’s or the Bank’s operations prior to the Effective Time. Prior to the Effective Time, CFGW and the Bank will, consistent with the terms and conditions of this Agreement, control and supervise all aspects of their respective operations.

4.7 Notice of Certain Events; Cooperation. GBCI and CFGW will each provide the other with prompt written notice of: (a) any events that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to it, (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to it, and (c) any shareholder or other litigation or community-based protests, or any written threat of such litigation or protest, against such party or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep the other party reasonably informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement shall be agreed to without GBCI’s prior written consent. The parties will reasonably cooperate with each other in all material respects between the Execution Date and Closing to resolve any fact or circumstance identified by a party that would give rise to a breach of any of the representations, warranties, agreements or covenants in this Agreement if such facts or circumstances had been present as of the Execution Date. In addition, CFGW will notify GBCI in the event it or any CFGW Subsidiary acquires a fee ownership or leasehold interest in any real property, as specified in Section 4.1.2. Notwithstanding anything in this Section 4.7 to the contrary, a failure to provide notice pursuant to this Section 4.7 shall not, in and of itself, result in a failure of any condition to the obligation of any party to consummate the Merger pursuant to Article 5 unless the underlying event would independently result in a failure to meet any such condition.

4.8 Confidentiality. Subject to the requirements of Law, each party will keep and hold as confidential, and will exercise commercially reasonable efforts to cause its representatives to keep and hold as confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transaction, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the Confidentiality Agreement, which will continue in accordance with its terms.

4.9 Listing. Prior to the Effective Time, GBCI shall cause to be filed with the New York Stock Exchange such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.10 Blue Sky Filings. GBCI will use commercially reasonable efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities Laws or “Blue Sky” permits and approvals.

4.11 Tax Treatment. Neither GBCI and its Subsidiaries nor CFGW and the CFGW Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization under IRC Section 368(a). Each of GBCI and its Subsidiaries and CFGW and the CFGW Subsidiaries shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under IRC Section 368(a). The parties shall report the Merger for all Tax purposes in a manner consistent with qualification as a reorganization under IRC Section 368(a).

4.12 CFGW Closing Capital. No earlier than the 15th Business Day prior to the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 11th Business Day before the Anticipated Closing Date, CFGW shall calculate in good faith and provide to GBCI the estimated CFGW Capital as of the Anticipated Closing Date and shall provide GBCI with a copy of the proposed Subsequent CFGW Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated CFGW Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated CFGW Capital. GBCI shall review such materials and, within four Business Days following receipt thereof, notify CFGW as to whether GBCI accepts or disputes the amount of the estimated CFGW Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CFGW are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to, and independent of, the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and CFGW the resolution of such disputed matters and the effect of such determinations on the calculation of the CFGW Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and CFGW mutually agree upon a different amount. The CFGW Capital estimated as of Closing, as determined and agreed upon in writing by GBCI and CFGW in accordance with this Section 4.12, is the “CFGW Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and CFGW, on the other hand, and CFGW’s portion shall be an expense in the calculation of the CFGW Closing Capital.

4.13 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 11th Business Day before such Closing, CFGW shall calculate in good faith the estimated Transaction Related

Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses; provided, however, Transaction Related Expenses shall not include any cost or expense set forth on Schedule 4.13. GBCI shall review such materials and, within four Business Days following receipt thereof, notify CFGW as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and CFGW are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and CFGW in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14 Payment of Dividend; Adjustment to Per Share Stock Consideration.

4.14.1 Payment of Dividend. If the CFGW Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), CFGW may, upon prior written notice to GBCI not less than 10 Business Days prior to Closing and effective immediately prior to the Effective Time, declare and pay a special dividend to its shareholders in an amount equal to the positive Closing Capital Differential.

4.14.2 Adjustment to Per Share Stock Consideration. If the CFGW Closing Capital is less than the Closing Capital Requirement (i.e., the Closing Capital Differential is a negative number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), then the Per Share Stock Consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth (referred to as the “Stock Consideration Per Share Adjustment Amount”), determined by dividing the remaining balance in the negative Closing Capital Differential by the GBCI Average Closing Price, and dividing that result by the number of shares of CFGW Stock outstanding at the Effective Time.

4.15 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger and the Bank Merger, as soon as reasonably practicable, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing. Without limiting the generality of the foregoing, GBCI and its Subsidiaries will use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to Requisite Regulatory Approvals and to obtain the Requisite Regulatory Approvals as promptly as possible after the Execution Date, and no later than the Outside Date; provided that GBCI shall not be required to take any action in furtherance of this Section 4.15 that would be reasonably likely to deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

4.16 GBCI Common Stock Issuable in Merger. The GBCI Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.17 Tax Information. From the Execution Date and prior to Closing, CFGW will, and will cause each CFGW Subsidiary to, reasonably cooperate with GBCI in preparing and obtaining any Tax information relating to CFGW and the CFGW Subsidiaries reasonably requested by GBCI, such as asset basis, net operating losses, credits or similar tax attributes, or further information on the tax treatment of particular transactions effected, or Tax Returns filed by CFGW or CFGW Subsidiaries.

4.18 Pre-Closing Disposition. CFGW and the Bank will have the right (but not the obligation) to negotiate and effect the sale and disposition of the assets set forth on Schedule 4.18 (the “Pre-Closing Disposition”). The terms on which the Pre-Closing Disposition is effected (including the documentation with respect thereto) shall be subject to GBCI’s prior written approval, which shall be not be unreasonably withheld, conditioned or delayed.

4.19 Division Board of Directors. Within 30 days prior to Closing, the Bank’s chief executive officer shall, in consultation with GBCI, designate in writing to Glacier Bank each of the individuals to be appointed by Glacier Bank as members of the advisory board of directors of Wheatland Bank, division of Glacier Bank (the “Division Board”), with the designated individuals including the Bank’s chief executive officer, Glacier Bank’s chief executive officer (or, if unavailable, a designee selected by Glacier Bank’s chief executive officer), and each of the members of the Bank board of directors who elect to serve, and the remaining designated individuals being selected from the members of the advisory board of directors of North Cascades Bank, division of Glacier Bank, in each case, pursuant to the policies and procedures, including term of appointment, of Glacier Bank. Glacier Bank shall take all appropriate action, subject to and in accordance with its policies and procedures, to appoint each of the designated individuals to the Division Board, in each case, within a reasonable time after the effectiveness of the Merger.

4.20 Employee Bonus Payments. The parties each agree to take the actions set forth in Schedule 4.20 with respect to the Plans and the bonuses payable pursuant thereto in the manner and at the time or times set forth therein.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Authorities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transaction to GBCI.

5.2 Conditions to Obligations of GBCI. The obligations of GBCI to consummate the Merger are subject to satisfaction or written waiver by GBCI of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The (a) representations and warranties of CFGW and the Bank contained in Sections 3.1.3(a), 3.1.3(b), 3.1.3(c), 3.1.12 and 3.1.19 will be true and correct in all respects, except, in the case of Sections 3.1.3(a), 3.1.3(b), and 3.1.3(c) with respect to de minimis inaccuracies, (b) representations and warranties of CFGW and the Bank contained in the first sentence of Section 3.1.1(a), the first sentence of Section 3.1.1(b), and Sections 3.1.1(d), 3.1.2, and 3.1.20 will be true and correct in all material respects, and (c) representations and warranties of CFGW and the Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.2.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to CFGW, in the case of clause (b) and clause (c) of this Section 5.2.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). CFGW and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CFGW and the Bank and dated as of the Effective Date.

5.2.2 Compliance. CFGW will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. CFGW will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of CFGW and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements. The individuals listed on Schedule 5.2.3 shall have entered into agreements with GBCI or Glacier Bank and such agreements shall continue in full force and effect.

5.2.4 Closing Capital and Financial Statements. CFGW will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of CFGW Closing Capital pursuant to the terms of Section 4.12.

5.2.5 Transaction Related Expenses. CFGW will have delivered to GBCI the financial information set forth in Section 4.12 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6 Dissenting Shares. Proposed Dissenting Shares must not represent more than 10 percent of the outstanding CFGW Stock.

5.2.7 No Material Adverse Effect. Since the Execution Date, there will have been (a) no material damage, destruction or loss (whether or not covered by insurance) or other event that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CFGW or (b) the commencement of any proceeding against CFGW or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to CFGW.

5.2.8 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.2.9 Tax Opinion. GBCI will have obtained from Miller Nash LLP an opinion addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to CFGW). In rendering such opinion, Miller Nash LLP may require and rely upon customary representations contained in certificates of officers of each of GBCI and CFGW or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.2.10 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of CFGW and the Bank; (b) CFGW, as sole shareholder of the Bank; and (c) the shareholders of CFGW.

5.2.11 Resignation of Directors. The directors of CFGW and the Bank will have tendered their written resignations from the respective board of directors of CFGW and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.13 CFGW KSOP. CFGW shall have taken such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

5.2.14 Payment of Trust Preferred Securities. CFGW shall have satisfied in full the requirements of Section 4.1.3(h).

5.2.15 Option Cancellation Agreements. Holders of CFGW Options shall have executed cancellation agreements in accordance with the requirements of Section 1.4.1.

5.3 Conditions to Obligations of CFGW. The obligations of CFGW to consummate the Merger are subject to satisfaction or written waiver by CFGW of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The (a) representations and warranties of GBCI and Glacier Bank contained in Section 3.2.9 will be true and correct in all respects, (b) representations and warranties of GBCI and Glacier Bank contained in the first sentence of Section 3.2.1(a), the first sentence of Section 3.2.1(b), and Sections 3.2.1(c), 3.2.2 and 3.2.3(a) will be true and correct in all material respects, and (c) representations and warranties of GBCI and Glacier Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.3.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GBCI, in the case of clause (b) and clause (c) of this Section 5.3.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to CFGW a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of the Effective Date.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to CFGW a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Material Adverse Effect. Since the Execution Date, there will have been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI.

5.3.4 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.12, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.5 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.3.6 Tax Opinion. CFGW will have obtained from Otteson Shapiro LLP an opinion addressed to CFGW (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GBCI). In rendering such opinion, Otteson Shapiro LLP may require and rely upon customary representations contained in certificates of officers of each of GBCI and CFGW or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.8 Approval of CFGW Shareholders. The shareholders of CFGW will have approved this Agreement and the Merger by the requisite vote under Washington Law and CFGW’s articles of incorporation and bylaws, as applicable.

5.3.9 Listing. The GBCI Shares shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. Except as set forth in Section 6.2.3, GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time, and such retained Employees will be eligible to participate in all of the benefit plans of GBCI and/or Glacier Bank that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with CFGW and/or the Bank will constitute prior service with GBCI or Glacier Bank for all purposes (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 Accrued Vacation and Sick Time. Except as set forth in Schedule 6.2.3, (1) GBCI shall, or shall cause Glacier Bank to, credit each retained Employee with an amount of paid vacation time and paid sick leave following the Effective Time equal to the amount of vacation time and paid sick leave such Employee has accrued but not yet used as of the Effective Date under the Bank’s vacation and sick leave policies as in effect immediately prior to the Effective Date, and (2) after the Effective Date, each retained Employee shall participate in, and be subject to, GBCI’s or Glacier Bank’s policies as in effect from time following the Effective Date with respect to the accrual and use of paid time off.

6.2.4 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.5 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.17(c) or otherwise, and (b) are not offered a position by GBCI or continued to be employed by Glacier Bank on the date that is one year following the Effective Date will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with CFGW and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers.

6.3.1 For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of CFGW and the Bank (the “Indemnified Parties”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that CFGW and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking Law, and under their respective articles of incorporation or bylaws in effect on the Execution Date or written contract with CFGW or the Bank in effect on the Execution Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that such Indemnified Parties would be entitled under applicable articles of incorporation or bylaws in effect on the Execution Date or written contract with CFGW or the Bank in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under CFGW’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director.

6.3.2 Prior to the Effective Time, GBCI will purchase, at the sole cost and expense of CFGW, and CFGW will reasonably cooperate with GBCI’s efforts to purchase, a six-year tail policy for CFGW’s current directors’ and officers’ liability insurance prior to the Effective Time; provided that the premiums for such policy shall not exceed 200 percent of the current annualized premiums; and provided further that, CFGW may substitute therefor policies with reputable insurers of at least the same coverage and scope, and in amount, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof.

6.3.3 The provisions of this Section 6.3 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under CFGW’s articles of incorporation or bylaws, by contract or otherwise. The obligations of GBCI pursuant to this Section 6.3 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.3 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies will be third party beneficiaries of this Section 6.3). In the event GBCI or any of its respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of GBCI, as the case may be, assume the obligations set forth in this Section 6.3.

6.4 CFGW KSOP. After the date hereof and in any event prior to the Closing, CFGW shall have adopted an amendment to the CFGW KSOP providing that, upon the Closing, (a) the CFGW KSOP shall be terminated on or before the Closing, (b) no new participants shall be admitted to the CFGW KSOP after such termination, (c) CFGW KSOP participants’ accounts shall be fully vested and 100 percent non-forfeitable upon such termination, and (d) the CFGW KSOP shall permit the entire balance of a participant’s account to be distributable following the receipt of approvals of the Internal Revenue Service determined to be appropriate that such termination does not adversely affect the CFGW KSOP’s tax-qualified status.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before May 31, 2024 (the “Outside Date”), either GBCI or CFGW may terminate this Agreement and the Merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before August 31, 2024, if either CFGW or GBCI notifies the other party in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by CFGW’s shareholders, unless otherwise provided) by CFGW (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.2.1 Mutual Consent. By mutual consent of CFGW and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.2.2 No Regulatory Approvals. By CFGW or GBCI, if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval is subject to any condition or requirement not normally imposed in such transactions that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transaction to GBCI; provided, however, that CFGW or GBCI will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made by either party, such party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.2.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.2.3 Breach of Representation. By CFGW or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by CFGW) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.2.4 Breach of Covenant. By CFGW or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement in a manner that would entitle the other party not to consummate the Merger) if there has been a breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.2.4 unless the breach of such covenant or obligation, together with any other such breaches, would entitle the party receiving such covenant or obligation not to consummate the transactions contemplated hereby under Section 5.2.2 (in the case of a breach of a covenant or obligation by CFGW) or Section 5.3.2 (in the case of a breach of a covenant or obligation by GBCI).

7.2.5 Failure to Recommend or Obtain Shareholder Approval.

(a) By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if CFGW’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or

(b) By CFGW or GBCI (provided that the terminating party or its applicable Subsidiary are not then in material breach of any of their representations, warranties, covenants or other agreements in this Agreement), if CFGW’s shareholders elect not to approve the Merger at the CFGW Meeting.

7.2.6 Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of CFGW Stock are Proposed Dissenting Shares.

7.2.7 Superior Proposal—Termination by CFGW. By the board of directors of CFGW upon written notice to GBCI if CFGW’s board of directors has in good faith determined that an Acquisition Proposal received by CFGW constitutes a Superior Proposal; provided, however, that CFGW may not terminate this Agreement pursuant to this Section 7.2.7 unless (a) it has not breached Section 4.1.9 or Section 4.2.2, (b) promptly following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least 10 days’ prior written notice advising GBCI that the board of directors of CFGW is prepared to accept a Superior Proposal (the “Superior Proposal Notice Period”) and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement during the Superior Proposal Notice Period (and negotiated with GBCI in good faith with respect to such terms during the Superior Proposal Notice Period) in such a manner as would enable CFGW’s board of directors to proceed with the Merger without violating their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.2.8 Superior Proposal—Termination by GBCI. By GBCI upon written notice to CFGW if an Acquisition Event will have occurred.

7.3 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.2.5(a), Section 7.2.7, or Section 7.2.8, then CFGW will immediately pay to GBCI an amount equal to $3,100,000, (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.2.5(b), or pursuant to Section 7.2.4 for breach of either Section 4.1.9 or Section 4.2.2, and within 18 months after such termination, CFGW or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then CFGW will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.4 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in Section 7.3, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and, except as set forth in Section 7.3 and Section 8.4, will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.2.3 or Section 7.2.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that (a) the agreements contained in Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement, and (b) any amount payable by CFGW pursuant to Section 7.3 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that CFGW fails to pay the Break-Up Fee when due then (a) CFGW shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) CFGW shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent. The parties hereto acknowledge and agree that in no event shall CFGW be required to pay the Break-Up Fee more than one time.

ARTICLE  8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler. President and CEO Email:rchesler@glacierbancorp.com

with a copy to:	Miller Nash LLP 111 SW Fifth Ave Suite 3400 Portland, Oregon 97204 Attn: David G. Post Kalin G. Bornemann Email: david.post@millernash.com kalin.bornemann@millernash.com

CFGW and the Bank:	Community Financial Group, Inc. 222 North Wall Street Suite 300 Spokane, Washington 99201 Attn: Susan M. Horton, President and CEO Email:Susan.Horton@wheatland.bank

with a copy to:	Otteson Shapiro LLP 7979 E Tufts Ave Suite 1600 Denver, Colorado 80237 Attn: Christian Otteson Bo Anderson Email: ceo@os.law banderson@os.law or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO or CFO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts; Third Party Beneficiaries.

8.3.1 Except as otherwise expressly provided in this Agreement, this Agreement (including the Disclosure Schedule) and the Confidentiality Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, Exhibits or Schedules are references to the Recitals, Sections, Subsections, Exhibits and Schedules of and to this Agreement unless expressly stated otherwise. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

8.3.2 Except for the provisions in Section 6.3 (which provisions may be enforced directly by Indemnified Parties), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.8 (Confidentiality), Section 7.3 (Break-Up Fee), Section 7.4 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, CFGW nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Expenses, Fees and Costs. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by Law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the Laws of the State of Montana, except to the extent that federal Law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by Law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

ARTICLE 9

AMENDMENTS

Subject to applicable Law, this Agreement and the form of any attached attachment, addendum, exhibit or schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the CFGW Meeting; provided, however, that after approval by CFGW’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of CFGW without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK
By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

COMMUNITY FINANCIAL GROUP, INC.
By:	/s/ Susan M. Horton
Susan M. Horton, President and CEO

WHEATLAND BANK

By:	/s/ Susan M. Horton
Susan M. Horton, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Susan M. Horton

Dennis D. Bly

Donna T. Herak Bock

Charles R. Cooper

Scott K. Jones

Michael Quann

Sean Jenks

Chris Bell

Executive Officers

Susan M. Horton

Allison Yarnell

Joe Druffel

Mike Palmer

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses	Allowance	Final
Employee Related
Change-in-Control Cost

Vesting accruals (SERPs)

Retention bonuses

Tail Coverage Insurance
Professional Expenses
Investment banking—Advisory

Investment banking—Opinion

Legal

Accounting

Other
SUBTOTAL (Employee and Prof.)

Integration/Operations
Vendor Termination and Deconversion Fee

Other Contracts
Other IT/Systems Termination Cost

SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of CFGW Capital for purposes of determining CFGW Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in CFGW Capital for such purpose.

APPENDIX B

Washington Revised Statutes

TITLE 23B – WASHINGTON BUSINESS CORPORATION ACT

CHAPTER 13. DISSENTERS’ RIGHTS

Sections 010 through 310

23B.13.010 Definitions.

As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

23B.13.020 Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, or would have been required but for the provisions of RCW 23B.11.030(9), and the shareholder was, or but for the provisions of RCW 23B.11.030(9) would have been, entitled to vote on the merger, or (ii) if the corporation was a subsidiary and the plan of merger provided for the merger of the subsidiary with its parent under RCW 23B.11.040;

(b) A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c) A sale, lease, exchange, or other disposition, which has become effective, of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale, lease, exchange, or other disposition, including a disposition in dissolution, but not including a disposition pursuant to court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds of the disposition will be distributed to the shareholders within one year after the date of the disposition;

(d) An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation;

(e) Any action described in RCW 23B.25.120;

(f) Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(g) A plan of entity conversion in the case of a conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (i) The shareholder was entitled to vote on the plan; and (ii) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.831 through 25.10.886, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

23B.13.030 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder delivers to the corporation the record shareholder’s executed written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 would be submitted for approval by a vote at a shareholders’ meeting but for the provisions of RCW 23B.11.030(9), the offer made pursuant to RCW 23B.11.030(9) must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(3) If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

23B.13.210 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 does not require shareholder approval pursuant to RCW 23B.11.030(9), a shareholder who wishes to assert dissenters’ rights with respect to any class or series of shares:

(a) Shall deliver to the corporation before the shares are purchased pursuant to the offer under RCW 23B.11.030(9) written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected; and

(b) Shall not tender, or cause to be tendered, any shares of such class or series in response to such offer.

(3) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(4) A shareholder who does not satisfy the requirements of subsection (1), (2), or (3) of this section is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.220 Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (6) of this section.

(2) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.11.030(9), the corporation shall within 10 days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(2) a notice in compliance with subsection (6) of this section.

(3) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(3) shall comply with subsection (6) of this section.

(4) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(a)(ii), the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders of the subsidiary other than the parent a notice in compliance with subsection (6) of this section.

(5) In the case of proposed corporate action creating dissenters’ rights under RCW 23B.13.020(1)(d) that, pursuant to RCW 23B.10.020(4)(b), is not required to be approved by the shareholders of the corporation, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders entitled to dissent under RCW 23B.13.020(1)(d) a notice in compliance with subsection (6) of this section.

(6) Any notice under subsection (1), (2), (3), (4), or (5) of this section must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1), (2), (3), (4), or (5) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

23B.13.230 Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(6)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

23B.13.240 Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment under RCW 23B.13.230 is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250 Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

23B.13.260 Failure to take corporate action.

(1) If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must deliver a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270 After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall deliver with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

23B.13.300 Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310 Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

August 8, 2023

Board of Directors

Community Financial Group, Inc.

222 North Wall Street, Suite 100

Spokane, WA 99201

Ladies and Gentlemen:

Community Financial Group, Inc. (“CFGW”), Wheatland Bank (the “Bank”), Glacier Bancorp, Inc. (“GBCI”) and Glacier Bank (“Glacier Bank”) are proposing to enter into a Plan and Agreement of Merger (the “Agreement”) pursuant to which CFGW will, subject to the terms and conditions set forth therein, merge with and into GBCI (the “Merger”) so that GBCI is the surviving corporation in the Merger. As set forth in the Agreement, at the Effective Time, each share of CFGW Stock issued and outstanding immediately prior to the Effective Time, except for certain shares of CFGW Stock as specified in the Agreement, shall be converted into and represent the right to receive from GBI (a) the Per Share Stock Consideration, plus (b) any cash in lieu of fractional shares of GBCI Common Stock. As set forth in the Agreement, “Per Share Stock Consideration” means 1.0931 shares of GBCI Common Stock, which is subject to adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any. Further, the Agreement provides generally that if the CFGW Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of the Agreement, CFGW may, upon prior written notice to GBCI, declare and pay a special dividend to its shareholders in an amount equal to the positive Closing Capital Differential. We have assumed for purposes of our analyses, at CFGW’s direction and with CFGW’s consent, that the Per Share Stock Consideration will not be adjusted and that no special dividend will be paid by CFGW. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Stock Consideration to the holders of CFGW Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution copy of the Agreement; (ii) certain publicly available financial statements and other historical financial information of CFGW and the Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of GBCI and Glacier Bank that we deemed relevant; (iv) internal financial projections for CFGW for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of CFGW; (v) publicly available mean analyst earnings per share estimates for GBCI for the years ending December 31, 2023 and December 31, 2024 as well as an estimated long-term earnings per share growth rate and estimated dividends per share for GBCI for the years ending December 31, 2025 through December 31, 2027, as directed by the senior management of GBCI; (vi) the pro forma financial impact of the Merger on GBCI based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of GBCI; (vii) the publicly reported historical price and trading activity for CFGW Stock and GBCI Common Stock, including a comparison of certain stock trading information for CFGW Stock and GBCI Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for CFGW and GBCI with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of CFGW and its representatives the business, financial condition, results of operations and prospects of CFGW and held similar discussions with certain members of the senior management of GBCI and its representatives regarding the business, financial condition, results of operations and prospects of GBCI.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by CFGW, GBCI or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of CFGW and GBCI that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CFGW or GBCI, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of CFGW or GBCI, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of CFGW or GBCI, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to CFGW or GBCI or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for credit losses for CFGW and GBCI and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used internal financial projections for CFGW for the years ending December 31, 2023 through December 31, 2027, as provided by the senior management of CFGW. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for GBCI for the years ending December 31, 2023 and December 31, 2024 as well as an estimated long-term earnings per share growth rate and estimated dividends per share for GBCI for the years ending December 31, 2025 through December 31, 2027, as directed by the senior management of GBCI. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of GBCI. With respect to the foregoing information, the respective senior managements of CFGW and GBCI confirmed to us that such information reflected (or in the case of the publicly available analyst estimates referred to above, was consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of CFGW and GBCI, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in CFGW’s or GBCI’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that CFGW and GBCI will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CFGW, GBCI, the

Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that CFGW has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of CFGW Stock or GBCI Common Stock at any time or what the value of GBCI Common Stock will be once the shares are actually received by the holders of CFGW Stock.

We have acted as CFGW’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. CFGW has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to CFGW in the two years preceding the date hereof, nor did Piper Sandler provide any investment banking services to GBCI in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to CFGW, GBCI and their respective affiliates. We may also actively trade the equity and debt securities of CFGW, GBCI and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of CFGW in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of CFGW as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Per Share Stock Consideration to the holders of CFGW Stock and does not address the underlying business decision of CFGW to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for CFGW or the effect of any other transaction in which CFGW might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any CFGW officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Prospectus/Proxy Statement and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Stock Consideration is fair to the holders of CFGW Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 35-14-850 through 35-1-858 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in the defense of a proceeding to which the director or officer is a party because of the director or officer’s status as such, and (ii) a corporation may indemnify a director or officer if the director or officer is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that the corporation may not indemnify a director or officer with respect to conduct for which such director or officer was adjudged liable on the basis of receiving a financial benefit to which the director or officer was not entitled. The statute also provides that for an officer who is not also a director, the corporation may indemnify such officer to a further extent provided by the articles of incorporation or bylaws (subject to certain exceptions). The statute permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute also provides that a corporation may, prior to final disposition of a proceeding, advance expenses to a director if the director delivers to the corporation a signed, written undertaking by the director to repay the advanced funds under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s articles and bylaws also provide that the corporation shall indemnify its directors and officers to the fullest extent permitted by the MBCA.

Item 21. Exhibits and Financial Statement Schedules

(a)	The exhibits are listed below under the caption “Exhibit Index.”

(b)	Financial Statement Schedules. None.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (d)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2	Plan and Agreement of Merger dated as of August 8, 2023, by and among Glacier Bancorp, Inc., Glacier Bank, Community Financial Group, Inc., and Wheatland Bank (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Restated Articles of Incorporation of Glacier Bancorp, Inc (incorporated herein by reference to Exhibit 3.1 included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q filed August 2, 2022).

3.2	Amended and Restated Bylaws of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 included in Glacier Bancorp Inc.’s Current Report on Form 8-K filed May 4, 2021).

5*	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C. regarding legality of securities.

8.1*	Opinion of Miller Nash LLP regarding certain federal income tax matters.

8.2*	Opinion of Otteson Shapiro LLP regarding certain federal income tax matters.

10.1*	Form of Voting Agreement.

10.2*	Form of Director Non-Competition Agreement.

23.1*	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2*	Consent of FORVIS, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3*	Consent of Miller Nash LLP (contained in its opinion filed as Exhibit 8.1).

23.4*	Consent of Otteson Shapiro LLP (contained in its opinion filed as Exhibit 8.2).

24*	Power of Attorney (contained on the signature page of the registration statement).

99.1*	Form of proxy card to be mailed to shareholders of Community Financial Group, Inc.

99.2*	Consent of Piper Sandler & Co.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on September 27, 2023.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on the dates indicated.

Signature	Title	Date

/s/ Randall M. Chesler Randall M. Chesler	President and Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2023

/s/ Ron J. Copher Ron J. Copher	Executive Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 27, 2023

* Craig A. Langel	Chairman of the Board and Director	September 27, 2023

* David C. Boyles	Director	September 27, 2023

* Robert A. Cashell, Jr.	Director	September 27, 2023

* Sherry L. Cladouhos	Director	September 27, 2023

* Jesus T. Espinoza	Director	September 27, 2023

* Annie M. Goodwin	Director	September 27, 2023

* Kristen L. Heck	Director	September 27, 2023

* Michael B. Hormaechea	Director	September 27, 2023

* Douglas J. McBride	Director	September 27, 2023

*By /s/ Randall M. Chesler Randall M. Chesler, Attorney-in-fact